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Follow-Up Materials

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REGISTRANT'S NAME Goodman Fielder Ltd

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MAY 3 0 2002
THOMSON FINANCIAL

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FILE NO. 82- 2009 FISCAL YEAR 6-30-01

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DATE : 1-22-02

Annual Report & Accounts

2001

Goodman Fielder

Highlights

Strategic review announced at AGM in November 2000 – a strategic action plan was subsequently announced in March 2001 and key elements implemented by 1 July 2001

Management succession announced in June 2001 with Tom Park replacing David Hearn who served as Chief Executive for the last six years

Full year operating profit after tax before significant items of **$118 million** announced in September 2001 – the result is 4.4 per cent lower than the previous year

Board of Directors maintain the full year dividend at **7.5 cents per share** and declare the dividend to be **50 per cent franked**

Board announces that Goodman Fielder will consider a **capital return to shareholders** using the proceeds from the sale of the GF Ingredients businesses

Sale of **Leiner Davis Gelatin** to DGF Stoess AG announced in February 2001 but subject to approval by the Federal Trade Commission in the United States

The sale of our global dairy stabilisers business, **Germantown International Limited**, to Danisco A/S announced in August 2001

Ongoing improvements in GF safety performance with a 33 per cent reduction in Lost Time Injuries in 2001

Contents

Goodman Fielder

Goodman Fielder is going through significant change in strategic positioning, business structure and leadership that will fundamentally improve our business performance in future years.

When I last reported to you, I indicated that the Board of Directors was not satisfied with our recent performance and that we needed to change fundamentally the way we were doing business.

As a result, the Board has actively pursued a program of significant change for Goodman Fielder in 2001. During the course of the year we announced a refocusing of our business portfolio and strategy, delivered a major reorganisation of the management of the business, and announced plans for leadership changes. All these initiatives are designed to improve fundamentally the business's performance and therefore the returns to shareholders in future years.

During the year itself, as I foreshadowed, our performance has been hindered by difficult trading conditions, especially in two of our Divisions, and we therefore recorded a small fall in net operating profit after tax before significant items to $118 million for the period.

Strategic review

At the Annual General Meeting in November 2000, the Board announced that we had embarked upon a major strategic review of the business designed to improve both the operating and financial performance of the Group. This comprehensive review covered all options, including a breakup of the company and even an outright sale of the entire business, using the best internal and external advisers. After three months of extensive work, the Board of Directors concluded unanimously that the management's strategic action plan offered the best long-term return to shareholders and we have since been engaged in an urgent implementation of this plan.

Focused Australasian food company

The overall thrust of the strategic action plan is to focus the Group's resources on our portfolio of strong Australasian retail branded businesses and to dispose of businesses which do not fit into this portfolio. This tighter focus will allow us to streamline the operations of the company and reduce complexity dramatically. In turn, this will allow us to reduce the operating cost base of the business still further and thereby improve margins.

The second key plank of the strategic review is the divestment of our global Ingredients businesses. Whilst good businesses in themselves, they do not fit either our Australasian geographic or our retail branded priorities and, as such, we believe will offer greater opportunity to other companies than to Goodman Fielder. This divestment program has largely been completed and has confirmed the strategic value that these businesses represent to other companies, realising attractive prices to Goodman Fielder shareholders for those assets. However, shareholders should note that we may not finally complete the disposal of Leiner Davis Gelatin until some time in 2002.

Simplifying the business structure

Also as part of the strategic review, we have identified opportunities to simplify the structure and the cost base of the new, more focused business portfolio. I am pleased to be able to report that we have already implemented many of these changes. Specifically during the course of this year, we have integrated our three retail businesses in New Zealand to form a single Goodman Fielder New Zealand company and integrated our two retail long shelf-life businesses in Australia to form Goodman Fielder Consumer Foods. We have also created a Group-wide Marketing and Innovation function.

This cleaner and simpler structure will result in further headquarters and back office rationalisation. It will make the business more efficient and free up resources to focus on building further our strong retail brands and improving our customer service. The combined cost of the portfolio changes and the subsequent restructuring has resulted in significant items amounting to $196.3 million after tax being charged in the 2001 accounts. Whilst these charges are very large and result in a book loss for the business this year, it is important to recognise that these charges are an integral part of creating the new business portfolio and structure which will deliver improved returns to you our shareholders in future. Specifically, as a result of these actions we anticipate cost savings over the next three years of approximately $180 million, which arise directly out of the actions we have taken this year.

More active capital management

The Board remains committed to an active capital management program including our proposal in March 2001 for a capital return in the order of $200 million. Our preferred option is a buy-back in two tranches – the first funded from the Germantown sale proceeds and the second funded from the Leiner Davis sale proceeds. However, both tranches are conditional on regulatory approval – the first by the Australian Taxation Office, and the second by the Federal Trade Commission in the United States. We are working through the various regulatory issues raised by the authorities in Australia and the United States and it is not clear when and how these issues will be resolved but we will advise you of the outcome of our discussions as soon as possible. The Directors also declared a 50 per cent franked final dividend of 4¢ per share, making a full year dividend of 7.5¢ per share.

Leadership change

With the company well advanced in implementation of the strategic action plan, the Board of Directors, including David Hearn, agreed that it was an appropriate time to initiate management succession plans.

Under David's leadership over the last six years, the company has been repositioned into a more focused Australasian food group, with a much stronger core portfolio of branded businesses delivering improved margins led by a strong management team. However, as the next phase of development following the strategic review will require a dedicated focus for another five years, and as David was nearing the end of his contract, it was agreed that we should search for a replacement.

The Board of Directors would all like to thank David Hearn for his significant contribution to the development of the company over the last six years.



Dividend
Cents per share
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
97 98 99 00 01

Following a wide international search and rigorous assessment of all candidates, the Board of Directors announced in September 2001 that Mr Tom Park would be appointed to the position of Managing Director and Chief Executive.

Mr Park is an outstanding executive, with extensive international business experience in the Australian and overseas food and beverage industry, who is well equipped to take the company forward into the next phase of its business development. Tom was previously Chief Executive Officer at Southcorp and before that Executive Vice President for Kraft in Australia and the Asia Pacific region. He also held senior positions with General Foods in Australia, the United States and United Kingdom.

Tom commenced in October 2001, and a hand-over with David Hearn facilitated a smooth leadership transition.

Outlook

The Board is confident that Goodman Fielder now has the right plan and the right management team to deliver improved operating and financial performances over the next few years.

There are early signs that the restructuring program we have implemented is having a positive impact on the business and we are confident of performance improvement in the next 12 months.



Jon Peterson

Chairman

Strategic Review

A four step action plan will be implemented over the next two years to transform Goodman Fielder into the leading retail branded food business in Australasia and the Pacific region.

The company has already implemented key elements of the action plan, with most of the organisational changes in place by July 2001. This will ensure the benefits of the plan flow through quickly.

The plan is expected to generate double-digit earnings growth each year for the next three years and drive our return on funds employed above our target of 15 per cent via a much more aggressive approach to asset management.

The four key steps in the action plan are:

- Concentrate on our Australasian retail branded businesses
- Build a much more focused portfolio of power brands
- Radically simplify all aspects of the business to reduce complexity and cost
- Work core assets much harder and manage our capital base more efficiently.

We have already integrated our three businesses in New Zealand into a major new national business, and Uncle Tobys and Meadow Lea have been merged to form GF Consumer Foods in Australia.

The organisational changes will enable Goodman Fielder to focus on and increase our investment in fewer 'power brands' such as Uncle Tobys, Meadow Lea, Praise, Buttercup, Sunicrust and Helga's, Country Bake in Australia and Quality Bakers, Meadow Lea and Bluebird in New Zealand.

The sale of our global ingredients businesses is part of our plan to move quickly to simplify the business and focus on our core portfolio of retail branded food businesses in Australia and New Zealand.

We have also started to split out our non-retail businesses that we will run more aggressively for cash. The first part of this program has been to separate GF Baking and GF Milling which will now run as a separate and lean, cost-competitive business on a stand alone basis.

The strategic action plan is expected to have a significant impact on the business over the next three years with earnings per share growing at a much faster rate than in recent years on the back of our new approach to capital management.

The key elements of the strategic action plan already implemented include:

- New headquarters and business structures in place by 1 July 2001 in both Australia and New Zealand
- A reduction in overhead costs within GF Milling in line with our previously announced 'run for cash' strategy
- A wide ranging review of business strategy and processes in GF Food Services to reduce overhead costs and improve performance
- A new baking structure across Australia to improve customer focus and service, and
- The closure of GF Fresh and our chilled meals business as part of our 'fix, close or sell' strategy for non-core businesses.

These initiatives will bring forward the majority of restructuring costs under the strategic action plan into 2001 and complete implementation of the strategic action plan one year earlier than originally planned.

The decision to bring forward the majority of the restructuring costs means that the company will record a net loss in 2001 but there will be no net abnormals going forward.

The restructuring costs will also result in gross cost savings in 2002 of approximately $90 million including a 15 per cent reduction in corporate overhead costs and a 6 per cent reduction in staff positions across the Group.

The ongoing manufacturing rationalisation program and a more focused approach to investment will also cut capital expenditure and generate additional cash flow from the business.

The end result of the strategic action plan will be a much more robust company with a more resilient sales and earnings profile and much higher returns on funds employed.

It will be a company that staff and shareholders can all be proud to be associated with in the future.

The strategic action plan will result in a more robust company

2001 was a year of dramatic change for Goodman Fielder.

During the year we began to implement aggressively key elements of our strategic review in order to ensure that the company enters the new year with the right structure and cost base to deliver improved results.

Despite these actions, which will only affect the 2002 financial year, the company experienced difficult trading conditions in 2001 and recorded a small fall in operating profit.

A six-year perspective

While 2001 was a difficult year, the business is in much better shape than when we started the Group-wide restructuring program six years ago and we are now well placed to build further our leading retail branded food businesses in Australasia.

The following table, which shows the new business groups within the company, highlights the underlying progress that we have made in our core businesses in Australasia despite the flat results overall.

The net result of these improvements has been to allow the Group to dispose of non-core businesses and replace low quality earnings with a much higher quality and more focused earnings portfolio.

Core Business Earnings Growth 1996-2001

	1996 $m	2001 $m	Growth %
GF Consumer Foods	68.0	86.0	26.5
Milling & Baking Australia	49.6	71.6	44.4
GF New Zealand	42.2	65.3	54.7
GF International	7.3	28.6	291.8
Core Trading EBIT	167.1	251.5	50.5
EBIT/Sales (%)	8.1%	9.5%	1.4pts
ROFE (%)	13.1%	14.4%	1.3pts

The merger of Uncle Tobys and Meadow Lea Foods has created a retail branded food business of nearly $900 million in turnover to make it one of the top three food businesses in Australia. In the last six years, those businesses, now trading under the name GF Consumer Foods, have increased earnings by 26 per cent.

Our Milling and Baking business in Australia is now the clear No 1 flour and bread manufacturer in the country following the Bunge Defiance acquisition in 1998. In the last six years, these daily fresh businesses have increased earnings by 44 per cent.

The merger of our businesses across the Tasman – Champion, Quality Bakers, Bluebird and Meadow Lea Foods, has created a retail branded food business with turnover of more than NZ$600 million. In the last six years, GF New Zealand has increased earnings by 55 per cent.

GF International in Asia and the Pacific islands has also been very successful at selling branded products to a wide variety of customers in over 30 countries. Over the last six years it has grown earnings by nearly 300 per cent.

As a result, earnings of our core businesses have increased by 50 per cent over the last six years. The EBIT to sales margin of our core businesses has also increased from 8.1 per cent to 9.5 per cent and our overall return on funds employed of the core businesses has increased from 13.1 per cent to 14.4 per cent.

The strength of the core business performance over the last six years has been masked by poor and volatile sales and earnings in other businesses. We have sought to rectify that by divesting under-performing and non-core businesses in Europe, Asia and Australasia including our European Milling and Baking group, Meneba NV, our poultry business Steggles, Vetta pasta, and our global ingredients businesses.

The divestment process trimmed our sales line but we managed to broadly maintain earnings through organic growth and acquisitions of better businesses such as Bunge Defiance in Australia and Ernest Adams in New Zealand.

Additional corporate costs and significant items needed to restructure the company and improve long-term performance have also affected the bottom line. The full impact of these offsetting factors is reflected in the segment reporting chart on page 74.

A focused retail branded business

In line with this strategy, we have concentrated our portfolio to focus on our core retail branded businesses in Australia and New Zealand. Today, over 70 per cent of the Group's business is now retail-based in Australasia and we expect this percentage to continue to rise in future.

As well as revitalising our strong core brands such as Uncle Tobys, Meadow Lea and Buttercup, we are extending our product range through acquisitions and now include other icon brands from Australia, New Zealand and overseas within our portfolio including Sunicrust, Helga's, Country Bake, Ernest Adams, Patak's, and Paul Newman's Own™ dressings.

We are also launching a range of new products to meet the three global food trends amongst consumers of health and nutrition, convenience, and premium products for indulgence. Some of our successful new products under these headings include: Health and Nutrition through Healthwise™ cereal and Logicol™ margarine; Convenience provided by asia@home™ meal solution kits and Country-Cup low fat instant noodles; Indulgence through White Wings Bakery Treats™, Ernest Adams cakes and Uncle Tobys 'break free' range of cookies.

This focus on value adding the product range to meet consumer needs has helped us to maintain our strong market positions and in some areas out-pace our competitors and increase our market shares in both Australia and New Zealand.

We now have the leading market position in nearly every category in which we operate. The following table highlights the strength of our brands in key categories:

Branded Grocery Products Market Shares
Value of Sales, July 2001

	GF Market Share*	GF Position
Packaged Bread	54%	No 1
Breakfast Cereal	21%	No 2
Nutritious Snacks	54%	No 1
Cake Mixes	66%	No 1
Margarine	47%	No 1
Cooking Oils	40%	No 1

* Australia and New Zealand average.

The strategic action plan implemented in 2001 will generate increased cash and earnings that can be reinvested in product innovation and marketing to ensure that we protect and grow our market shares.

The challenge over the next few years is to leverage our 'power brands' and use our strong market positions to drive improved sales and earnings from the business.

David Hearn

Chief Executive

Review of Operations

Milling and Baking

Sales in the Milling and Baking division were steady at $1,286.5 million and earnings before interest and tax were $106.8 million.

In Australia, sales in Milling and Baking increased slightly to $1,003.8 million and earnings before interest and tax were $71.6 million.

Milling sales in Australia were supported by a broader product offering to customers with additional technical skills development and improved commodity supply information.

Milling continued to make changes in line with the previously announced Jupiter Strategy including the closure of a number of sites and improved cost and customer service structures.

Baking sales in Australia benefited from a number of successful launches throughout the year including the relaunch of Wonderwhite with a new improved recipe and increased fibre content. The popularity of the Helga's brand continued with the launch of new variants such as sourdough, which led to a record market share of 10 per cent.

The division reorganised its baking operations and continued to improve productivity. Baking at Newcastle was transferred to Moorebank in Sydney and a $5 million upgrade commenced on the Darwin Bakery.

Sales in Milling and Baking in New Zealand were masked by adverse translation impacts of the NZ currency devaluation and the transfer of retail flour and parts of the Ernest Adams business to Bluebird Foods and other GF businesses. Sales were $282.7 million and earnings before interest and tax were $35.2 million. Increased wheat costs were only partially recovered through price increases for bread and commercial flour. Higher labour costs also put pressure on earnings. Improved productivity and strategic sourcing initiatives partially offset these factors.

The New Zealand division was able to capitalise on increased demand for smaller sized packaged products with the launch of Freya's Baker's Half with a new range in five flavours. This initiative will help grow the bread category and capitalise on Freya's market position as the second largest premium brand.

The Irvines brand was relaunched in New Zealand with SuperSnack meals, Pastroli and Roski snacks and the newly developed Calzone and Golden Savoury Snacks. The Ernest Adams brand of cakes and cookies was also successfully relaunched and a further seven flavours were added to the Ernest Adams Classic Cookies range of products.

Edible Oils

The automatic pass-through of low commodity prices to commercial customers largely accounted for an 11 per cent decrease in sales to $519.8 million. Earnings before interest and tax were also down 21 per cent to $47.9 million, as a result of difficult trading conditions.

In Australia, retail destocking and SAP implementation adversely affected sales in the first half and a deterioration in trading conditions in the second half adversely impacted Meadow Lea earnings. Retail sales were affected by price discounting in chilled spreads by key competitors during the second half and Foodservice sales suffered as a result of subdued market conditions following the Olympics and intense competition from local producers and imports.

Meadow Lea maintained strong market leadership in the Indian Foods segment with Patak's ending the year with a 52.6 per cent value share. Meadow Lea also grew the value of its Dressings segment by 16 per cent. The introduction of the innovative new range of squeezable bottle dressings, under the Praise brand, contributed to this success.

asia@home secured an even more commanding position as the market's leading brand in the Asian food category, growing from 13.7 per cent value share to 19.5 per cent and playing a key role in generating 23.0 per cent growth in the total category. The asia@home range won two major industry awards. The first is the Australian packaging Design of the Year Award (Gold Award status) in addition to Foodweek's New Product of the Year Award (2nd place).

In New Zealand, our leading market position in the spreads and oil market was consolidated with a strong earnings performance of 18.8 per cent above last year. This strong performance helped to offset the adverse translation impacts of further $NZ devaluation. Launches of new products under the Meadow Lea and Olivani brands and highly successful promotional activities culminated in a record volume share for spreads of 56.8 per cent during December 2001.

Implementation of the national Meadow Lea manufacturing strategy, announced in November 1999, is progressing satisfactorily. The strategy is aimed at ensuring that Meadow Lea is the lowest cost Australian producer who can compete effectively against imports and in export markets. Port Melbourne and West Footscray sites in Victoria were successfully integrated ahead of plan.

Goodman Fielder Food Services (GFFS) retained market leadership in the two major categories of bakery and oils, however, the overall market declined by 8 per cent. Key initiatives for the year included the launch of the Allied Defiance brand and the number of products and brands were reduced by as much as 50 per cent.

Meadow Lea maintained market leadership in Indian Foods

Cereals and Snacks

Our Cereals and Snacks division produced another record performance with several product launches in both Australia and New Zealand. Sales increased to $511.9 million. Improving or stable market shares and ongoing productivity gains contributed to a 17.9 per cent increase in earnings before interest and tax to $68.3 million.

In Australia, Uncle Tobys increased sales slightly to $368.2 million and earnings before interest and tax increased by 14.7 per cent to $45.8 million.

Uncle Tobys continued to increase market share in breakfast cereals this year with a strong performance in oats, cereals and breakfast bars. Healthwise for women 40+, the new functional breakfast cereal, was successfully launched with an impressive 70 per cent growth in the first year. Growth was also driven by new variations in flavoured Oats, Oat Temptations and Instant Oats. There were also productivity gains through the introduction of improved packaging technology at Wahgunyah.

Nutritious snacks successfully relaunched muesli bars with a reformulated range and core products such as Muesli Bars, RollUps and Real Fruit Bars proved very popular. The success of Oven Baked Bars attracted increased competition into the sector.

In the soup mix area, a number of exciting new products were launched including low fat Instant Noodles and Asian Soups under the Country-Cup brand. This contributed to 25 per cent growth in the final quarter.

Cake mixes enjoyed a strong final quarter. The relaunch of White Wings cake mixes was highly successful resulting in 8 per cent growth.

Uncle Tobys continues to strive for excellence in its relations with customers and this has been recognised with the Red Oval Partner of the Year awarded by the Independent Grocers Association (IGA). This Award recognises excellence in responding to the particular needs of the independent supermarkets.

In New Zealand, Bluebird increased sales to $143.7 million and earnings before interest and tax were up by 25.0 per cent to $22.5 million. New product launches and product extensions, particularly in the nutritious and salty snacks areas, served to drive category growth. Strong sales growth came from improved average prices and the transfer of sales from the Milling and Baking divisions as these businesses realigned.

Reduced cost of goods sold through targeted waste and other productivity improvement projects and the careful management of overhead costs resulted in strong earnings growth. Bluebird delivered an impressive 35 per cent return on funds employed.

Bluebird launched an extensive range of new products to secure its leading market position in five supermarket categories including salty snacks, nutritious snacks, fresh pies, cakes and flour.

Bluebird successfully relaunched its range of standard potato chips called Originals. Grainwaves Pipes, launched in early 2001, achieved annual sales targets within the first three months of launch and secured the number two position in snacks behind our Originals potato chips. Sales for Healthplus, an 85 per cent less saturated fat chip, captured a 5 per cent market share in its second year.

Bluebird continued to dominate the adult nutritious snacks category with the launch of Uncle Tobys Twists and Fruesli Bars. Oven Baked Fruit Bars, Chewy Muesli Bars and Yoghurt Tops were relaunched adopting the Australian design and new flavours.

Innovation was a key driver in children's snacks, with two new flavours of Zybar. Bluebird also launched the first chocolate-coated cake snacks on the market with the launch of Jelly Fun Yum Bars and Choc-a-lot Yum Bars.

GF Ingredients

GF Ingredients delivered a strong recovery in business performance in its Leiner Davis and Germantown operations. Sales increased by 22.9 per cent to $385.3 million on the back of rising gelatin prices. Earnings before interest and tax increased by 128.7 per cent to $30.2 million and return on funds employed consequently increased to 7.7 per cent.

This result was achieved by the recent improvement in the pricing of gelatin and underpinned by low cost positioning established during a period of intense discounting. The Beaudesert gelatin operation is now running to capacity and this is reflected in improved earnings.

Germantown achieved strong across the board growth in earnings and in particular from a turnaround in its US operations.

Goodman Fielder has entered into a conditional agreement to sell its global edible gelatin business, Leiner Davis Gelatin, to a German-based gelatin company, DGF Stoess AG. The sale is subject to regulatory approval, including anti-trust review in the United States.

Goodman Fielder also completed the sale of its speciality business, Germantown, for $193 million in August 2001 and Starch Australasia at the end of September 2000 for $98 million.

The decision to divest the Ingredients Group will help Goodman Fielder to focus more on its core Australasian activities. The divestment program will simplify the company and allow Goodman Fielder to focus on other opportunities to accelerate operating performance and improve returns to shareholders. The sale proceeds will also facilitate a new approach to capital management.

GF International

Goodman Fielder International has delivered solid topline growth with sales increasing by 4.7 per cent to $334.7 million. Earnings before interest and tax (EBIT) were particularly strong, growing 27.1 per cent to $28.6 million, assisted by improved competitiveness on the back of a weaker Australian dollar.

Operations in the Pacific were particularly resilient despite weakening economies, political instability and increased competition. The Crest chicken processing plant in Fiji was rebuilt with increased capacity following a fire. Our PNG business delivered a satisfactory result despite the entry of a new milling competitor.

New initiatives included local flavouring and packing of Bluebird chips in Fiji and the launch of hand-made dumplings in Taiwan. Two new operations were launched including a retail edible oil bottling plant in Papua New Guinea and a chicken hatchery in the Solomon Islands. Sales were driven by aggressive promotional and advertising activity, including a regional consumer promotion for Meadow Lea and a trade promotion capitalising on the corporate Olympic sponsorship.

During the past year GF International has steadily built its organisational capability in Asia, the Pacific and the Middle East and is well positioned to capitalise on future growth opportunities.

Investment Initiatives

Goodman Fielder – the leading retail branded food company

Goodman Fielder is committed to investing in our people, improving our systems and structures, and supporting our local communities. We will continue to invest in programs to promote the safety of our employees, our products and the environment in which we operate.

Focus on people

Goodman Fielder employs over 14,000 people in 40 countries who are integral to the ongoing success of the company. Goodman Fielder, through its position as the leading retail branded food company in Australasia, has the ability to offer not only challenging jobs but rewarding careers.

We will invest in our people to develop both leadership and technical competencies. Our objective is to move towards a set of well-developed specialist skills and provide an environment where we can offer people opportunities to grow within their chosen roles to the benefit of both themselves and the company.

A major initiative in 2002 will be the launch of an integrated management development program that will specifically target improved performance through development of specific organisational and individual competencies.

Goodman Fielder needs to have a workforce that reflects the diversity of its consumers. Diversity in our employee base helps us gain a competitive advantage. Diversity in the workplace also helps Goodman Fielder to know our consumers better and hence develop products which better meet the needs of those consumers.

At Goodman Fielder we want to create a culture that values the skills of all our employees. We are committed to recruiting, developing and promoting employees on the basis of 'best person' for the job. We will also be implementing a range of flexible work policies that supports the diverse needs of our employee base.

To focus our efforts on delivering our vision, Goodman Fielder restructured its operations during the year. The major changes were:

- Formation of a Marketing & Innovation Group
- Creation of the Consumer Foods Group from the merger of Meadow Lea Foods and Uncle Tobys Company
- Creation of GF New Zealand.

The objectives of this reorganisation were to:

- Move to simplified lower cost structure
- Focus on leveraging our size and scale in our retail businesses.

The establishment of a Group Program Office to drive and facilitate major project delivery has been a key factor in the success of our change program. Our project delivery rate is now at best practice levels and project management skills have been developed as a core competency at Goodman Fielder.

Underpinning the restructure is a focus on developing deep expertise in four key organisational competencies:

- Consumer insight
- Customer management
- Low cost manufacturing
- Supply chain excellence.

A detailed program benchmarking best practice and functional competency development has been initiated.

Occupational health, safety and environment are major drivers at Goodman Fielder

We have focused on occupational health, safety and environment as the major drivers of improving the workplace at Goodman Fielder.

Focus on occupational safety

One of the best investments we can make as a company is to ensure the workplace is as safe as possible for all employees. Our risk management program, Safety the GF Way, addresses our working environment, our management systems and individual behaviours.

As a company we have made dramatic improvements in our safety performance over the last three years and we continue to strive to improve workplace safety. Goodman Fielder has set a safety vision of 'No Injuries' which we will achieve through a process of continual improvement.

In the last 12 months we recorded a 33 per cent reduction in our Lost Time Injury (LTI) frequency rate. This followed a 44 per cent reduction in the previous year. The following chart highlights the progress we have made in the last five years and the challenge we still face in achieving our 'No Injuries' vision. This year we have also launched a new initiative whereby key sites are given additional assistance to help accelerate their safety improvement throughout the year.

With more than a third of our sites at a LTI frequency rate of zero we are now focusing on the combined number of lost time and medical treatment and restricted work injuries as our key injury measure.

We invest in safety education to ensure we continue towards our stated safety goal. We have run a series of regional workshops to take Safety the GF Way to a new level. The workshops provide managers and safety coordinators with the opportunity to interact and share ideas. In the coming year, we will continue to train our managers in regional areas on best practice safety management through Safety the GF Way.


LTI
(LITIFR MAT)
12.0
9.0
6.0
3.0
0.0
97
98
99
00
01

Manual handling injuries account for approximately 50 per cent of Goodman Fielder's serious injuries. Our MOVE initiative, a manual handling program, has produced a significant decrease in the number of manual handling injuries and we will continue to roll out this program over the next 12 months. Last year we also introduced our SEEK program, an investigation system. The system has increased our abilities to identify the causes of incidents and prevent their recurrence.

Other new initiatives include confirmation that Goodman Fielder is now self-insured for Workers' Compensation in NSW and Victoria. In New Zealand, we have continued our involvement in the ACC Partnership Program, Full Self Cover, and we have been successful in verifying our progress from Primary to Secondary level standards.

Recognition of our best safety performer is key to the continued success of the program. Each year the Annual Chief Executive Officer's Safety Award recognises excellence in employees' safety performance.

The Irvines pie business, which is part of the GF New Zealand, Sweet and Savoury Division, received the Chief Executive Officer's Safety Award this year.

Focus on environmental care

Goodman Fielder has an excellent record of environmental management and we continuously strive to improve our systems.

All sites have assessed their environmental exposure using a Group-wide system for risk assessment. Auditing against Group policy requirements and ISO14001 has commenced, enabling site processes and performance to be evaluated.

Other progress this year includes introduction of the Environmental Management System in more than half our sites in Baking and Milling. Remaining sites are expected to complete implementation in the near future.

Goodman Fielder has also led the way in developing a model to cost and identify bakery oven energy efficiency. The Federal Government's Department of Science, Industry and Resources has supported the development of this model.

Stormwater-based pollution has been reduced throughout the Group by the use of integrated incident investigation processes. Common management education systems and environmental performance measures for every Goodman Fielder site have also been put in place.

The Action Plan for the National Packaging Covenant has been submitted to Environment Australia. The Covenant aims to reduce packaging waste and Goodman Fielder continues to make significant gains in this area.

This year integration of environmental management into Group Safety, Health and Environment has commenced. This process will improve shop floor identification and investigation of minor site issues and will prevent significant issues occurring as well as integrating management processes across Goodman Fielder.

This financial year has seen a reduction in reported external incidents and complaints. There were 54 reported external complaints from approximately 36 incidents. The incidents largely involved operational issues such as stormwater, noise, odour and waste water. There have been no prosecutions or fines this year.

One matter in West Footscray involving water waste is outstanding. At Leiner Davis Gelatin in Beaudesert, a mediation process is to be entered into with local residents to resolve an outstanding issue in relation to alleged past odour and noise events.

Focus on food safety and nutrition

Goodman Fielder invested $28 million on research and technology last year to develop and launch new products that meet consumer demand for healthier food products, more convenient meal solutions and indulgence.

Successful launches include nutritious products such as the new Healthwise cereal for Women 40+, meal solutions extensions in the asia@home range and further development of the national Helga's range of bread.

Products close to launch are developed within the company's own laboratories. An extensive research program is also undertaken in collaboration with external agencies such as the Health, Science and Nutrition Division of the CSIRO.

A key focus for the Technology Group this year has been the regulatory changes in relation to health claims and ingredient labelling and nutritional data. All packaging will need to be changed over the next year and a half to reflect these changes.

Goodman Fielder has also put in place a policy whereby we will not supply food products that contain genetically modified material. Regular audits of suppliers will be undertaken to ensure the ingredients or products they provide do not contain genetically modified material.

The establishment of the new Marketing and Innovation Group, by consolidating these functional activities, will allow resources to be more efficiently allocated to areas of greatest priority across Goodman Fielder. A greater focus on market responsive technology and faster development processes will help speed products to market.

The Group has continued to refine its Quality Assurance programs and now has an integrated, standardised system that is being rolled out across the company.

During the year, the company has also developed and implemented consolidated Consumer Advisory Centres in Australia and New Zealand. These centres link directly into the Quality Assurance programs of the manufacturing sites.

Focus on community care

Goodman Fielder has a commitment to support a range of stakeholders including shareholders, staff and customers in addition to supporting the communities in which we operate. Community commitment is a core value of the company and each year we take great pride in supporting these initiatives.

All sponsorship and donation requests are assessed against strict criteria. These include a preference for programs related to food or agri-business, food and nutrition-related research, the environment, education and training.

In Australia, Goodman Fielder continues to support Foodbank, a non-profit organisation dedicated to distributing donated products from the food and grocery industry to the homeless and the needy. Products donated and redistributed include incorrectly packaged goods, fresh market produce and discontinued stock.

Goodman Fielder also supported Foodbank's National Donate Food Day. Held on the first day of winter, some of Australia's best-known brands united to provide the biggest pledge of mass food donations this country has ever seen.

Meadow Lea margarine, Uncle Tobys bars and Buttercup Wonder White Bread were among the popular household names, valued at $180,000, handed over to the welfare group Foodbank Australia for redistribution to the homeless and the needy. Goodman Fielder is proud to continue supporting this event aimed at helping disadvantaged Australians.

In New Zealand, the Goodman Fielder School of the Year enjoyed its fourth successful year. Launched in 1997, the Awards showcase and reward outstanding achievements in education. Endorsed by the Ministry of Education, a record level of 200 entries was attracted in 2000.

Entries are submitted under one of the five competition categories based on the size and type of school and judged on criteria developed alongside other schools in similar circumstances. The School of the Year Awards provides a great opportunity for schools' hard work, dedication and success to be recognised nationally. An independent judging panel ensures the judging process is fair and balanced.

Auckland Girls' Grammar School won the Goodman Fielder School of the Year Award in 2000. Other category winners included:

- Small Primary/Intermediate School
  Wyllies Crossing – Mosgiel, Otago
- Medium School
  Tauranga Intermediate – Tauranga
- Secondary School
  Auckland Girls' Grammar – Auckland
- Composite School
  Otamatea High School – Maungaturoto

Corporate Governance

The Board is responsible for ensuring that there are appropriate corporate governance practices in place and operates in accordance with the following principles to fulfil its responsibility.

Composition

The Board will comprise a majority of individuals who qualify as independent Directors. The number of Directors will be determined by the Board from time to time. It is anticipated that the number will be maintained in a range of eight to ten. At the date of this report, there were six non-executive Directors and two Executive Directors. The Board will annually review its required mix of skills, experience and other qualities. The Chairman will be an independent Director (and, therefore, not an executive of the company). Directors' details are shown on page 19.

Tenure of office and retirement age

Under the company's Constitution, a person ceases to be a Director on reaching age 70.

The Board regards the principles of Director rotation and progressive Board renewal to be important.

Non-executive Directors' tenure of office should normally be up to 10 years and not less than five years. However, in exceptional circumstances, a further period may be agreed as appropriate, by the Board.

Board performance review

The Directors completed a Board performance review in 1999 with the assistance of an independent third party.

As a result of the review, various changes were made to the way the Board operates which, amongst other things, assists the Board to focus on the major issues of the business, to spend more time on strategic and future developments but also ensuring that compliance issues are addressed, as appropriate.

Independent professional advice

Directors are permitted, after obtaining prior approval of the Chairman, to obtain independent professional advice, at the expense of the company, in connection with their Director duties and responsibilities.

Board Committees

Membership of the Committees is continuously reviewed and currently is as follows:

	Audit Committee	Management Resources Committee	Nomination Committee	Safety and Environment Committee
Chairman	JR Grant	JL Holmes à Court	JL Peterson	NC Lister
Non-executive	NC Lister	JR Grant	JR Grant	JL Holmes à Court
Directors	CB Livingstone	JL Peterson	Sir Dryden Spring	Sir Dryden Spring
Ex-officio	JL Peterson	DLG Hearn	DLG Hearn	JL Peterson

The primary functions of each of the Committees are set out in their respective Charters, a copy of which is available on request.

Ethical standards

The Board has various codes and policies to ensure the company, its Directors and employees comply with all legal requirements and a high ethical standard in carrying out their duties. These include:

- Code of Conduct for Directors including restrictions on dealing in the company's securities;
- Code of Conduct for employees;
- Trade practices;
- Environmental law;
- Occupational health and safety; and
- Contracts and transactions between the company and its officers.

Directors' attendance at meetings

	Board Meeting		Audit Committee		Nomination Committee		Management Resources Committee		Safety and Environment Committee	
Year ended 30 June 2001	A	B	A	B	A	B	A	B	A	B
JR Grant	18	18	5	5	2	2	2	2	–	–
DLG Hearn	18	18	–	–	2	2	2	2	–	–
JL Holmes à Court	18	16	–	–	–	–	2	2	5	4
DA McKay*	9	8	–	–	–	–	–	–	–	–
NC Lister	18	18	5	5	–	–	–	–	5	5
CB Livingstone[ø]	9	9	3	3	–	–	–	–	–	–
KW Nielsen[#]	9	9	2	2	–	–	–	–	3	3
JL Peterson	18	18	5	5	2	2	2	2	4	2
Sir Dryden Spring	18	16	–	–	2	2	–	–	5	5

A = Meetings held while a Director/committee member.
B = Meetings attended.

NOTES:

(1) DLG Hearn attended the Audit Committee meetings other than confidential discussions between the committee and the Auditors.

(2) In addition to the above, 17 meetings of a Finance Committee were held. Attendees were as follows – JR Grant (Chairman) 17, CB Livingstone 15 and JL Peterson 15.

* Appointed 7 December 2000

ø Appointed 1 December 2000

Retired 7 December 2000

Directors' shareholdings

At 3 September 2001, the Directors of the company had interests in the following securities of the company:

	Restricted Shares[1]		Beneficially Held – Ordinary Fully Paid		Non-Beneficially Held – Ordinary Fully Paid		Beneficially Held Options Over Ordinary Shares	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
JR Grant	**97,738**	76,803	**22,717**	112	**80,841**	79,611	**Nil**	Nil
DLG Hearn	**Nil**	Nil	**505,000**[2]	5,000	**Nil**	Nil	**6,000,000**[3]	6,000,000[3]
							3,000,000[4]	3,000,000[4]
JL Holmes à Court	**26,791**	16,580	**3,599**	Nil	**Nil**	Nil	**Nil**	Nil
NC Lister	**28,329**	19,755	**25,703**	20,000	**Nil**	Nil	**Nil**	Nil
CB Livingstone	**10,019**	–	**10,000**	–	**Nil**	Nil	**Nil**	Nil
DA McKay	**Nil**	–	**Nil**	–	**Nil**	–	**2,610,000**[5]	–
JL Peterson	**165,678**	123,188	**84,569**	50,000	**Nil**	Nil	**Nil**	Nil
Sir Dryden Spring	**29,508**	13,366	**3,650**	21,871	**Nil**	Nil	**Nil**	Nil

(1) Restricted shares have been issued pursuant to the Directors' Remuneration Plan approved by shareholders on 13 November 1998. Shares cannot be traded for two years from date of issue except in certain circumstances. During the period to 3 September 2001 70,119 shares ceased to be restricted (for current Directors) and are included in the beneficially held numbers.

(2) Includes 500,000 fully paid shares issued on 4 December 2000, in accordance with shareholder approval obtained on 13 November 1998.

(3) Options issued pursuant to shareholder approval obtained on 16 November 1995. Options expire on 31 March 2004. (Expiry date extended by shareholder approval 13 November 1998.)

(4) Options issued pursuant to shareholder approval obtained on 13 November 1998. Options expire on 4 December 2006.

(5) Options issued whilst an executive and prior to appointment as a Director. See Note 34 of the Financial Statements.

Changes in Directors' interests

Particulars of any interest of a Director of the parent entity in a contract or proposed contract with the parent entity, being an interest the nature of which has been declared since the 2000 Annual Report, are as follows:

- Sir Dryden Spring advised that he had been appointed a director of Ericsson-Synergy Ltd and Fletcher Building Ltd and Chairman of Fletcher Challenge Forests Limited.
- Mr JR Grant advised that he had ceased to be a director of Colonial First State Private Equity Limited and was appointed a director of Frigmobile Pty Ltd, Chairman of Biota Holdings Limited and Chairperson of the New Zealand Venture Investment Fund Advisory Board.
- Ms CB Livingstone advised, on appointment, that she was a director of Telstra Corporation Ltd, Rural Press Ltd, Export Finance & Insurance Corporation and Q-Vis Limited. She has subsequently been appointed as a Director to the CSIRO.

Director-related party transactions

The Board has determined that, in the best interests of shareholders, the company must always seek to obtain the best advice and products available. To ensure that the best advice/products are always available, it is necessary to address the issue of Director-related transactions with advisors/suppliers.

The company has established detailed procedures relating to approval, monitoring and disclosure of Director-related party transactions. Details of these procedures, which were set out in the 1998 Annual Report, are available on request.

External Auditors – other services

The Board has determined that to ensure the independence of the Auditors is not compromised or perceived to be compromised, it is appropriate that the Auditors are precluded from providing other services work in certain areas as follows:

- share registry;
- tax planning;
- consulting on financial systems implementation; and
- certain due diligence work on acquisitions.

The Directors

Jon L Peterson BA
Age 65. Independent Director. Appointed a Director and Deputy Chairman – October 1994 and Chairman – April 2000.

Over 40 years' experience with Unilever until retirement in 1993. Held senior appointments in Australia, Europe and North America. Finally, Chairman and CEO – Unilever Australia and Chief Executive – Lever Europe.

Other Directorships: WC Penfold Limited, and Penfold Printing Limited.

Sir Dryden Spring Kt
Age 61. Independent Director. Appointed a Director – October 1989 and Deputy Chairman – April 2000.

Non-executive Chairman of Goodman Fielder in New Zealand. Chairman of New Zealand Dairy Board (1989 to 1999), a Director since 1983; a Director of the New Zealand Dairy Group (1973 to 1998), Chairman (1982 to 1989); Former member of the New Zealand Prime Minister's Enterprise's Council.

Other Directorships: Nufarm Limited, The National Bank of New Zealand Limited (Group), Fletcher Challenge Forests Limited (Chairman), Fletcher Building Ltd, WEL Networks Ltd (Chairman), Maersk New Zealand Ltd, Ericsson New Zealand Limited (Chairman), Ericsson-Synergy Ltd, Auckland APEC CEO Summit and Chairman of the New Zealand Delegation to the APEC Business Advisory Council.

David L G Hearn BA (Hons Oxon)
Age 46. Appointed Managing Director and CEO – September 1995.

Previously CEO of UB Snackfoods Europe and main Board Director of United Biscuits Plc (1991 to 1995). With RJR/Nabisco (1984 to 1990), positions included MD, Del Monte UK, MD, Smith's Crisps Limited and Vice President in charge of Pepsico's European snack foods business. Previously with Procter and Gamble (1976 to 1980) in the United Kingdom, SC Johnson & Co. (1980 to 1982) and Sterling Health (1982 to 1984).

Other Directorships: Vodafone Pacific Pty Limited and Business Council of Australia.

John R Grant CA, MBA (Columbia)
Age 62. Independent Director. Appointed a Director – December 1995.

A chartered accountant with business experience in public accounting, management consulting and merchant banking. Engaged in development capital since 1981, founded Colonial First State Private Equity Limited (formerly Hambro-Grantham Limited) in 1984 and was Executive Chairman until December 2000. He was also a member and Committee Chairman of the Australia Industry Research and Development Board. Appointed Chairperson of the New Zealand Venture Investment Fund Advisory Board.

Other Directorships: H-G Capital Limited (Chairman), H-G Ventures Limited, John Swire and Sons Pty Limited, Frigmobile Pty Limited, Vision Systems Limited, Mincom Ltd and Biota Holdings Limited.

Janet L Holmes à Court AO BSc
Age 57. Independent Director. Appointed a Director – March 1999.

Chairman of Heytesbury Pty Ltd, a family owned company with extensive business interests in Australia and overseas, including cattle breeding and exports, major construction and engineering, wine (Vasse Felix) and thoroughbred breeding.

Chairman of the Australian Children's Television Foundation, West Australian Symphony Orchestra and the Black Swan Theatre Company.

Former Director of Reserve Bank Board.

Other Directorships: Chairman of the John Holland Group.

Neil C Lister BEc
Age 54. Independent Director. Appointed a Director – October 1994.

Executive positions with Chicago-based multinational food group Quaker Oats (1971 to 1985) in the United Kingdom, Asia and Australia; senior strategic and executive roles for the ICM Australia Group (1985 to 1997) including CEO, The Uncle Tobys Company (until the 1992 sale to Goodman Fielder).

Other Directorships: Peanut Company of Australia Limited and Peter Lehmann Wines Ltd.

Catherine B Livingstone BA (Hons Macquarie), CA
Age 46. Independent Director. Appointed a Director – December 2000.

A chartered accountant with Price Waterhouse (Sydney and London) 1978-1982. Joined Nucleus/Cochlear Group in 1983. Managing Director of Cochlear Limited (1994 to 2000).

Other Directorships: Telstra Corporation Limited, Rural Press Limited, CSIRO, Export Finance & Insurance Corp, Q-Vis Limited, Australian Business Foundation and the Sydney Institute.

Douglas A McKay BA
Age 45. Appointed Chief Operating Officer and Board member – December 2000.

Joined company as Group Managing Director – Commercial, November 1998. Previously CEO of Carter Holt Harvey Packaging & Tissue, Managing Director of Lion Breweries, General Manager Procter & Gamble. Extensive packaged goods experience in Asia, Australia and New Zealand.

Activities

The principal continuing activities of the Group in the course of the financial year include: the manufacture and marketing of grain-based products including bread and breakfast cereals, edible oils such as margarine, snack foods, meal components such as pasta sauce and food ingredients.

Directors (of parent entity)

The names of the Directors who were Directors for the whole of the financial year and to the date of this report are: JR Grant, DLG Hearn, JL Holmes à Court, NC Lister, JL Peterson and Sir Dryden Spring. KW Nielsen ceased to be a Director on 7 December 2000. The Directors who were appointed during the year and their dates of appointment are as follows: CB Livingstone – 1 December 2000 and DA McKay – 7 December 2000.

The names of the Directors at the date of this report and particulars of their qualifications, experience, special responsibilities, interest in contracts or proposed contracts are set out on page 19 and Note 34 of the financial statements.

Review of operations

A review of operations and financial matters of the Group during the financial year, and results of those operations, are set out in this report on pages 2 to 15.

In the opinion of the Directors, the significant changes in the state of affairs of the Group during the financial year were:

- A four-step strategic action plan designed to transform Goodman Fielder into the leading retail branded food business in Australasia and the Pacific region.
- The conditional sale of the global edible gelatin business, Leiner Davis, subject to regulatory approval.
- Acceleration of the strategic action plan, which resulted in $196 million of significant items (abnormals) being recorded in 2001.

The Directors are of the opinion that no matter or circumstance has arisen since the end of the financial year which will significantly affect or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group for the financial year subsequent to 30 June 2001 other than the sale of Germantown operations worldwide and the announcement that Mr Tom Park will become Managing Director and Chief Executive Officer from mid-October. At the date of this report not all conditions for the sale of Leiner Davis had been fulfilled.

Information on likely developments in the operations of the Group, and the expected results of operations except as reported in this report have not been included because the Directors believe further information would prejudice the interests of the Group.

Dividends

Since the end of the previous financial year, the following dividends have been paid by the parent entity:

- Final dividend, unfranked, on ordinary shares paid on 6 October 2000 – $51.0 million.
- Interim dividend, unfranked, on ordinary shares paid on 12 April 2001 – $44.8 million.

The Directors intend to declare and pay a final dividend of 4.0 cents per share on ordinary shares on 5 October 2001. The dividend payments will be 50 per cent franked. The balance will be sourced from the Foreign Dividend Account and therefore the dividend will not be subject to withholding tax for non-residents.

Directors' benefits

No Directors of the parent entity have, since the end of the previous financial year, received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due or receivable by Directors shown in the accounts or fixed salaries as full-time employees) by reason of a contract made by the parent entity or a related corporation with any Director or with a company in which any Director is a member, or with a company in which any Director has a substantial financial interest other than as follows and other than as disclosed in Note 34 of the financial statements:

- The parent entity has entered into an agreement with Mr DLG Hearn varying his service agreement reflecting the CEO succession plan implementation and the desirability of retaining Mr Hearn's services until an orderly transition can be achieved.
- The parent entity has entered into a service agreement with Mr TP Park in relation to his appointment as CEO and Managing Director, effective 22 October 2001. Part of the benefits relate to share options, the grant of which is subject to shareholder approval at the AGM.

Indemnifying officers

During or since the financial year, the parent entity has not indemnified against a liability, an officer or auditor of the parent entity or a related body corporate. The parent entity has entered into agreements to indemnify certain directors and secretaries of related body corporates.

The indemnities relate to any liability:

- to a third party (other than the parent entity or a controlled entity) unless the liability arises out of conduct involving a lack of good faith; and
- for costs and expenses incurred in successfully defending civil or criminal proceedings or in connection with an application, in relation to such proceedings, in which relief is granted under the Corporations Act.

As far as the Directors are aware, no liability has arisen under this indemnity as at the date of this report.

Insurance of officers

During the financial year, the parent entity paid an insurance premium to insure officers of the parent entity and its controlled entities.

The disclosure of the amount of the premium paid is prohibited under the insurance contract.

The officers covered by the insurance policy are:

- The current and former executive officers of the parent entity and the current and former Directors and secretaries of its controlled entities.
- The current Directors of the parent entity being Mr JL Peterson, Mr DLG Hearn, Mr JR Grant, Mrs JL Holmes à Court, Mr NC Lister, Ms CB Livingstone, Mr DA McKay and Sir Dryden Spring.
- The current Secretary of the parent entity, Mr IM Gilmour.
- The former Directors of the parent entity.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings which may be brought against the officers in their capacity as officers of the parent entity or its controlled entities.

Changes in Directors' interests

Particulars of any interest of a Director of the parent entity in a contract or proposed contract with the parent entity; being an interest, the nature of which has been declared since the 2000 Annual Report, are shown on page 18 of this report.

Options

Details of options issued during the financial year are contained in Notes 21 and 39 of the full set of financial statements. Since the end of the financial year, 1,950,000 options have been issued under the Employee Share Options Plan.

Further details of options required to be disclosed in the Directors' Report are as follows:

- As at the date of this report, the number of unissued ordinary shares which are subject to share options is 33,967,000. The prices at which these unissued ordinary shares could be issued in the future range between $1.11 and $2.39 per option.

- The options in respect of the unissued shares expire at various dates between the date of this report and 29 January 2011.

Further information on share options is included in Note 39 of the financial statements.

No person entitled to exercise any options which have been granted pursuant to an Employee Share Options Plan has, or had by virtue of the option, a right to participate in any share issue of any other body corporate.

The parent entity has an obligation to use its best endeavours to ensure that Messrs DLG Hearn and DB Brown (the holders of options subject to Share Option Deeds) are given the opportunity to participate in an offer of securities of any other corporation which are made available to the parent entity's shareholders generally, on the same basis as if they had held the shares subject to the options.

Environmental performance

The report is set out on page 14.

Remuneration policy for Directors and executive officers

Non-executive Directors:

The Nominations Committee of the Board is responsible for reviewing and recommending to the Board the level and composition of remuneration for the non-executive Directors. Such review would have regard to the practices of other public companies and the aggregate amount of fees approved by shareholders. Generally, the committee would seek the assistance of an independent consultant before making a recommendation.

The aggregate fees paid to non-executive Directors during the financial year was $614,687 (2000 – $634,679). Of this amount $353,118 was paid in cash, $40,937 was paid in statutory superannuation and $220,632 was paid in the form of shares in accordance with the Plan approved by shareholders at the 1998 Annual General Meeting.

The level of fees was last reviewed during 1997 with the assistance of Egan & Associates and was increased from the 1991 level with effect from 1 January 1997. The rates of fees currently being paid are as follows:

Chairman – $165,000 per annum (2000 – $150,000);

Deputy Chairman – $110,000 per annum; and

Non-executive Director – $55,000 per annum.

Committee fees

Committee	Chairman Per Annum	Member Per Annum
Audit	$15,000	$10,000
Management Resources and Safety and Environment	$11,250	$7,500
Nomination	$3,750	$2,500

The Chairman and Deputy Chairman receive no fees for attending standing Committee meetings. Compulsory superannuation is currently met out of the above fees, where applicable.

One-off fees paid to three non-executive Directors who were members of the Finance Committee established for the purpose of addressing the approach by Pacific Equity Partners, amounted to $47,000 in aggregate. Attendance at meetings of that committee are shown on page 17.

Fee components

In 1998 the Nomination Committee recommended to the Board and shareholder approval was then obtained at the 1998 Annual General Meeting, for non-executive Directors' remuneration to be paid partly in shares – a minimum of 25 per cent and maximum of 100 per cent. Foregone monthly fees were then used to acquire Goodman Fielder shares at market prices quarterly in arrears. Directors are restricted from dealing in those shares for two years.

This Plan has the effect of linking Directors' remuneration to the performance of the company and the financial interests of the shareholders. The company has amended the Plan such that all shares required under the Plan will be acquired in the market. New shares cannot be issued under the Plan without seeking further shareholder approval. A waiver from the Listing Rules was granted by the Australian Stock Exchange to allow the Plan to continue with the amendments referred to, without shareholder approval.

Retiring allowances

Following a review, the Directors submitted a proposal to shareholders which was approved at the 1998 Annual General Meeting whereby:

- All newly appointed (after November 1998) non-executive Directors would generally have no entitlement to a cash retirement allowance but would, subject to certain conditions, be entitled to fully paid ordinary shares on retirement, the number being determined at time of appointment.
- Existing Directors (at November 1998) who had agreed to forego their cash retirement allowances would be entitled to shares on retirement, the number being determined immediately following the 1998 Annual General Meeting.

The total number of shares which could be issued to non-executive Directors, assuming all Directors completed six years' service and did not forfeit the benefit, is 1,393,797. The accrued entitlement at 30 June 2001 for these Directors was 879,423 shares. A provision at the year-end is based on the cost price of shares held in trust referred to below.

In September 1999, the Retiring Allowances Plan was varied to provide that shares may be acquired on market, held in trust and transferred to non-executive Directors on retirement, provided all terms of the Plan are satisfied. The variation results in no change to the entitlements of Directors and has the benefit (if shares are acquired on market), of fixing the cost of the benefits to shareholders. If shares are to be issued to any non-executive Director, prior shareholder approval will be required (if not already obtained).

Currently 950,308 shares are held in the trust structure by the trustee, Goodman Fielder Nominees Pty Ltd.

Executive Directors and executive officers

The Management Resources Committee of the Board is responsible for reviewing and recommending to the Board:

- The Chief Executive's remuneration, incentives and terms of employment and variations thereto to ensure that any bonus or incentive is linked to a performance appraisal carried out by the Chairman of the Board.
- Incentive plans, share plans and share options plans.

The Committee is authorised to:

- Approve in principle the general terms of employment of senior managers.
- Review the Chief Executive's annual assessment of the performance of senior management.
- Review and approve movements in general management salary levels and incentives.

The remuneration strategy has two basic elements. The first is fixed pay which is aimed at being market competitive and to reward capability. The second element is variable pay and is directly linked to achievement of various objectives both financial and non-financial. The objectives are agreed at the commencement of the financial year and performance reviews are carried out during and at the end of the period. The variable pay is in the form of cash and share options.

During last year the structure of management remuneration was reviewed to ensure that it more effectively drives performance and has clearer short-term and long-term objectives and rewards. Remuneration now comprises fixed pay, as existing, variable annual cash incentive linked to both financial and non-financial objectives and variable long-term share incentive plan for senior managers. This long-term plan generally replaces the options plan, which now will only be used for a small number of senior executives. The senior managers' long-term incentive plan has been established and sets targets of financial performance each year for three years out (first plan two years out) and target rewards, being a number of ordinary shares determined at the commencement of each plan period based on market price and remuneration.

To assist in this transition to a new remuneration structure, the Directors sought and shareholders approved the extension of the life of existing options by five years at the AGM on 13 November 2000.

Rounding of amounts

The amounts contained in this report and in the financial statements have been rounded off under the options available to the company under ASIC Class Order 98/100. The company is an entity to which the Class Order applies.

Directors' remuneration

Name	Directors' Fees (Ex Superannuation) $	Remuneration Package (Ex Superannuation) $	Superannuation $	Other Benefits $	Retirement Benefits $	Annual Incentive $	Total $	Retirement Accrual[1] $
Executive Directors								
DLG Hearn[2]	–	1,247,000	100,000	204,936	–	–	1,551,936	–
DA McKay	–	709,750	125,250	44,271	–	–	879,271	–
Non-executive Directors								
JR Grant	90,984	–	7,891	–	–	–	98,875	38,309
JL Holmes à Court	67,850	–	5,900	–	–	–	73,750	42,191
KW Nielsen	29,115	–	2,532	–	–	–	31,647	–
NC Lister	70,151	–	6,099	–	–	–	76,250	–
JL Peterson	162,834	–	8,416	–	–	–	171,250	30,921
Sir D Spring	104,134	–	5,866	–	–	–	110,000	34,787
CB Livingstone	48,682	–	4,233	–	–	–	52,915	35,566

(1) The retirement accrual amount relates to the difference between the accrued retirement benefit at this year-end and the previous year-end. Directors are only entitled to retirement benefits if certain conditions are met as set out in the Retiring Allowances Plan (approved by the shareholders at the 1998 AGM).

(2) DLG Hearn received on 4 December 2000, 500,000 fully paid shares in the company in accordance with shareholder approval granted on 13 November 1998.

Executives' remuneration

Name	Remuneration Package $	Annual Incentive $	Other Benefits $	Retirement Benefits $	Total $
PJ McLoghlin	510,000	–	27,711	622,927	1,160,638
S Marshall	392,900	–	17,848	640,640	1,051,388
R Linton	165,627	–	–	767,660	933,287
NR Poole	385,951	–	–	483,601	869,552
G Logan	538,591	–	200,000*	–	738,591

* Other benefits represent transition payments.

Directors' Report

Pages 2 to 24 of this report comprise the Directors' Report.

Signed at Sydney on 21 September 2001 in accordance with a resolution of Directors.

JL Peterson
Chairman

DLG Hearn
Director

Brands and Product Listing

Company	Product Types	Main Brands
Baking Australia	Breads, buns, rolls, muffins, crumpets, pastries	Buttercup, Helga's, Uncle Tobys, Sunicrust, Wonder White, Queensland Country Bakeries, Molenberg, Country Split, Vogel's, Riga, Pampas, Ernest Adams, Country Bake, White Wings
Milling Australia	Flours, grains, rice, specialty cereals, bread, cake and donut premixes, bread improvers and concentrates, crumbs and coatings, instant dry yeast and other bakery products	Dingo, Fielders, Serrol, Allied Defiance, GF Food Coatings, GF Speciality Cereals
Quality Bakers NZ	Breads, buns, rolls, muffins, crumpets, *pies, pizza, sausage rolls, garlic bread,* Christmas puddings and tarts	Quality Bakers, Nature's Fresh, Molenberg, Country Split, *Vogel's, Freya's, Irvines, Leaning Tower, Mamma Fiorelli's,* La Famiglia, Sunny Crust
Champion Flour Mills	Flour, specialty grains, bakery mixes, concentrates, improvers, bakery ingredients	Champion, Grainlands
Meadow Lea Foods Australia	Margarine, cooking oils, mayonnaise, dressings, bottled sauces, pasta sauce, Asian cuisine, Indian cuisine, vinegars, marinades	Meadow Lea, Gold'n Canola, Praise, Crisco, Vetta, Olive Grove, ETA, Mrs McGregor's, Paul Newman's Own, Patak's, asia @ home™, Holbrooks, Cornwell's, Logicol™, Olivani
Meadow Lea Foods NZ	Margarine, cooking oils, pasta sauces, Asian cuisine, dressings	Meadow Lea, Sunrise, Olivani, Gold'n Canola, Chefade, Top Cook, Risoli, AMCO, Frigold, Slimarine, Logicol™, asia @ home™, Paul Newman's Own
GF Food Services	Margarines and oils, shortenings, flour, bread and cake mixes, specialty ingredients, mayonnaise, dressings, culinary products, cereals, desserts, frozen pastry, vinegar	Praise, Pampas, Meadow Lea, Gold Bullion, Reward, Sunola, Allied Defiance, Serrol, White Wings, Pilot, PTL, ETA, Uncle Tobys, Cornwell's, Holbrooks, Pataks, Equal, Culinary Centre Cuisine
Uncle Tobys	Snacks, cereals, cake mixes, soups, desserts, flour, ready-to-eat cakes	Uncle Tobys, White Wings, Defiance, Bluebird, Country-Cup, Vita Brits, Break Free, Le Snak, Roll-Ups, Heatwise
Bluebird	Snacks, cereals, pasta, cake mixes, vinegar, flour, baking ingredients, packaged meals, oated, bread mixes	Bluebird, Edmonds, Fleming's, Diamond, Uncle Tobys, Champion, DYC, Elfin
GF Ingredients	Edible gelatin, technical gelatin, stabilisers and emulsifiers, contract blending, spray dried products, wheat and maize starch, glucose, syrups, gluten, maltodextrins	Leiner Davis, Food Tech, Germantown, Kelco, Hi-Maize™
GF International – Exports	Margarines and oils, vinegars, pasta sauce, table sauce, snackfoods, frozen pastry, mayonnaise and dressing, baking ingredients, flours, cake and bread mixes, specialty cereals, frozen vegetables, rice, bread, juices, cheese, frozen ethnic food	Meadow Lea, Mother's Choice, ETA, Olivani, Abels, Sunrise, Gold'n Canola, Cornwalls, Pampas, Uncle Tobys, White Wings, Country-Cup, Holbrooks, Country Kitchen, DYC, Just Juice, Diamond, Bluebird, CC's, Twisties, Cheezels, Curlies, Molenberg, Sunny Crust, Vogel, Red Heart, Mayflower, Serrol, Gold Bullion, Allied Defiance
GF International – Local Manufacture	Flour, bread, poultry, frozen ethnic food, salted snacks, margarine, frozen bakery, biscuits/bakery, shortenings, icecream	Tuckers, Flame, Crest, Delite, Sunnyfield, French Bake Haus, Curlies, Mother's Choice, Pops, Bilas, Twisties, Yum O's, Long Feng, Masterline, Cheezels, Country Kitchen

Financial Performance

for the year ended 30 June 2001

	Note	Consolidated		Parent Entity	
		2001 $M	2000 $M	**2001 $M**	2000 $M
Sales revenue	2	**3,062.5**	3,136.3	**–**	–
Cost of sales	3	**(1,957.3)**	(2,047.8)	**–**	–
Gross Profit		**1,105.2**	1,088.5	**–**	–
Revenue from sale of business	2	**101.7**	11.5	**–**	–
Other revenue from ordinary activities	2	**55.8**	38.3	**127.2**	101.6
Book value of business sold		**(86.1)**	(9.5)	**–**	–
Marketing, selling and distribution expenses		**(586.6)**	(562.6)	**–**	–
Research and development costs expensed		**(28.0)**	(24.8)	**–**	–
Other expenses from ordinary activities		**(300.3)**	(284.4)	**(1.5)**	(2.5)
Borrowing costs expensed	3	**(66.8)**	(63.5)	**–**	–
Write down of investment/receivable	3	**(86.7)**	–	**–**	–
Rationalisation and restructuring costs	4	**(177.3)**	(73.7)	**–**	–
Profit (loss) from ordinary activities before income tax expense		**(69.1)**	119.8	**125.7**	99.1
Income tax expense attributable to ordinary activities	6	**(7.8)**	(34.5)	**(3.1)**	(2.8)
Profit (loss) from ordinary activities after income tax expense		**(76.9)**	85.3	**122.6**	96.3
Profit on extraordinary items		**–**	–	**–**	3.0
Income tax attributable to profit on extraordinary items		**–**	–	**–**	–
Profit on extraordinary items after income tax	5	**–**	–	**–**	3.0
Net profit (loss)		**(76.9)**	85.3	**122.6**	99.3
Net profit attributable to outside equity interests		**(1.4)**	(2.3)		
Net profit (loss) attributable to members of the parent entity		**(78.3)**	83.0	**122.6**	99.3
Net exchange differences on translation of foreign controlled entities	22	**13.8**	17.8		
Total changes in equity other than those resulting from transactions with members		**(64.5)**	100.8	**122.6**	99.3

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

Financial Position

as at 30 June 2001

	Note	Consolidated		Parent Entity	
		2001 $M	2000 $M	**2001 $M**	2000 $M
Current Assets					
Cash		**75.2**	75.9	**0.1**	–
Receivables	7	**396.1**	407.2	**113.2**	29.3
Inventories	8	**301.9**	308.9	**–**	–
Other	9	**69.3**	73.7	**–**	–
Total Current Assets		**842.5**	865.7	**113.3**	29.3
Non-current Assets					
Receivables	10	**13.8**	51.0	**351.0**	511.4
Other financial assets	11	**7.9**	7.9	**1,234.0**	1,126.2
Property, plant and equipment	12	**1,075.2**	1,184.9	**–**	–
Intangibles	13	**594.0**	638.2	**–**	–
Deferred tax assets	6	**127.7**	86.9	**0.4**	0.4
Other	14	**5.3**	11.5	**–**	–
Total Non–current Assets		**1,823.9**	1,980.4	**1,585.4**	1,638.0
Total Assets		**2,666.4**	2,846.1	**1,698.7**	1,667.3
Current Liabilities					
Payables	15	**337.6**	338.4	**0.4**	0.4
Interest bearing liabilities	16	**57.2**	9.3	**–**	–
Provisions	17	**225.9**	178.3	**51.2**	52.0
Current tax liabilities	6	**5.8**	10.1	**2.6**	2.7
Other – unearned income		**1.6**	1.2	**–**	–
Total Current Liabilities		**628.1**	537.3	**54.2**	55.1
Non–current Liabilities					
Payables	18	**0.6**	1.8	**–**	–
Interest bearing liabilities	19	**762.6**	872.7	**450.4**	450.3
Provisions	20	**49.6**	41.4	**1.2**	1.3
Deferred tax liabilities	6	**88.3**	101.2	**2.4**	2.4
Other – unearned income		**0.5**	0.1	**–**	–
Total Non–current Liabilities		**901.6**	1,017.2	**454.0**	454.0
Total Liabilities		**1,529.7**	1,554.5	**508.2**	509.1
Net Assets		**1,136.7**	1,291.6	**1,190.5**	1,158.2
Equity					
Parent entity interest					
Contributed equity	21	**1,152.0**	1,146.3	**1,152.0**	1,146.3
Reserves	22	**(0.8)**	(15.4)	**1.4**	1.4
Retained profits	22	**(24.6)**	150.5	**37.1**	10.5
Total parent entity interest in equity		**1,126.6**	1,281.4	**1,190.5**	1,158.2
Outside equity interests in controlled entities	23	**10.1**	10.2		
Total Equity		**1,136.7**	1,291.6	**1,190.5**	1,158.2

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

for the year ended 30 June 2001

	Note	Consolidated 2001 $M	Consolidated 2000 $M	Parent Entity 2001 $M	Parent Entity 2000 $M
Cash Flows from Operating Activities					
Receipts from customers		3,130.4	3,234.9	–	–
Payments to suppliers and employees		(2,850.1)	(2,856.2)	(2.7)	(3.0)
VAT/GST receipts		114.6	55.3	–	–
VAT/GST payments		(78.3)	(76.0)	–	–
Dividends received		2.8	0.7	84.3	219.5
Interest and bill discounts received		6.0	2.2	1.7	1.9
Interest and other costs of finance paid		(65.1)	(62.9)	–	–
Income taxes paid (including withholding tax)		(35.4)	(33.9)	(2.7)	(2.8)
Other receipts		7.3	4.9	8.9	8.4
Other payments		(2.5)	(2.0)	–	–
Net Cash from Operating Activities	35(a)	229.7	267.0	89.5	224.0
Cash Flows from Investing Activities					
Payments for controlled entities and businesses	35(d)	(0.9)	(61.5)	(107.8)	(245.4)
Cash flow on sale of controlled entities and businesses	35(d)	97.7	122.7	–	–
Payments for property, plant and equipment		(134.0)	(159.7)	–	–
Proceeds from sale of property, plant and equipment		35.4	18.1	–	–
Proceeds from sale of investments		–	–	–	3.0
Loan repayments received from related party		–	–	–	–
Other receipts		6.7	0.9	0.8	0.8
Other payments		(4.2)	(0.9)	–	(0.4)
Net Cash from Investing Activities		0.7	(80.4)	(107.0)	(242.0)
Cash Flows from Financing Activities					
Proceeds from borrowings		17.3	49.7	–	–
Repayments of borrowings		(149.5)	(133.6)	–	–
Dividends paid		(90.8)	(89.5)	(90.3)	(89.2)
Proceeds from (repayment of) controlled entity loans		–	–	107.8	107.2
Hedging (payments) receipts		15.4	(1.2)	–	–
Other receipts		0.1	2.1	–	–
Other payments		(0.1)	(1.4)	–	–
Net Cash from Financing Activities		(207.6)	(173.9)	17.5	18.0
Net Increase (Decrease) in Cash Held		22.8	12.7	–	–
Cash at the beginning of the period		101.6	80.5	0.1	0.1
Effects of exchange rate changes		(18.5)	8.4	–	–
Cash at the end of the period	35(b)	105.9	101.6	0.1	0.1

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act 2001.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policies with respect to the revaluation of non-current assets. The consolidated entity has adopted the revised Accounting Standard AASB 1010 "Recoverable Amount of Non-Current Assets". In accordance with s334(5) of the Corporations Act, the Directors have elected to early adopt the revised AASB 1041 "Revaluation of Non-Current Assets" (as issued in July 2001). Under the transitional provisions of these standards, the Directors have made the following elections:

- Freehold land and buildings and investments, which were previously measured at revalued amount, will be carried at their deemed cost being the carrying value of these assets at the beginning of the period.
- Other Non-Current Assets will be carried at their deemed cost being the carrying value of these assets at the beginning of the period.

Principles of Consolidation

The financial statements comprise the accounts of Goodman Fielder Limited (parent entity) and the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the financial year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the financial year, the results of that entity are included in the consolidated statement of financial performance only for that part of the year during which control existed.

Foreign Currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of self-sustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative Financial Instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognised in the statement of financial performance when received.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property Held for Resale

Freehold property held for resale is valued at the lower of cost and net realisable value. Interest and other holding charges are capitalised until the properties are brought to a marketable condition.

Receivables, Accounts Payable, Provisions and Borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

Loans, bills of exchange and promissory notes are recognised at the time of issue at the amount of the net proceeds received and are carried at an amount representing cost plus a portion of the interest recognised as an expense on an effective yield basis. The discount brought to account each year is accounted for as interest expense.

Dividends payable are recognised when the dividend is declared.

Recoverable Amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, Plant and Equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Independent assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallise.

Depreciation and Amortisation

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2001	2000
Freehold buildings	**40 years**	40 years
Leasehold land and buildings	**the lease term**	the lease term
Plant and equipment	**5 to 15 years**	5 to 15 years

Other Non-current Assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to profit and loss.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortised on a straight-line basis over the period of expected benefits, ranging from five to twenty years in respect of goodwill and five to one hundred years in respect of other intangibles.

Employee Benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognised as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realisation. No recognition is made of the benefit of capital losses until realised. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Operating Revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, net of returns, trade allowances and duties and taxes paid. Sales revenue is recognised when control of the goods passes to the purchaser. Other revenue in the case of the parent entity includes dividends received from controlled entities.

Earnings per Share

Basic earnings per share is determined by dividing the net profit (loss) after tax and by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is determined by dividing the net profit (loss) after tax and after preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year.

Comparative Figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	2001 $M	2000 $M
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenues from operating activities				
Revenue from sale of goods	**3,062.5**	3,136.3	–	–
Revenues from outside the operating activities				
Dividends received	**2.8**	0.7	**116.6**	91.3
Interest received	**4.7**	4.4	**1.7**	1.9
Proceeds on sale of business*	**101.7**	11.5	–	–
Proceeds on sale of non current assets	**35.4**	25.7	–	–
Management fees received from controlled entities	–	–	**8.9**	8.4
Other operating revenue	**12.9**	7.5	–	–
Total revenues from outside the operating activities	**157.5**	49.8	**127.2**	101.6
Total revenues from ordinary activities	**3,220.0**	3,186.1	**127.2**	101.6

* Comparatives exclude proceeds on the sale of the Group's Poultry operations, disclosed as an extraordinary transaction, not part of the Group's revenue from ordinary activities.

3. EXPENSES AND NET GAINS/(LOSSES)				
Operating profit (loss) from ordinary activities before income tax for the period includes the following items:				
(a) Expenses				
Cost of sales	**1,957.3**	2,047.8	–	–
Depreciation of property, plant and equipment	**119.1**	121.7	–	–
Amortisation				
Goodwill	**27.9**	26.4	–	–
Other intangibles	**6.2**	6.2	–	–
Finance leases capitalised	**0.1**	0.2	–	–
Net amount provided for				
Diminution in the value of inventories	**0.8**	0.4	–	–
Employee entitlements	**34.9**	32.7	**(0.1)**	0.3
Bad and doubtful debts expense				
Trade debtors	**6.3**	5.9	–	–
Borrowing costs				
Other persons and corporations				
Interest and finance charges paid/payable	**70.1**	67.5	–	–
Less: amounts capitalised	**(3.3)**	(4.0)	–	–
Borrowing costs expensed	**66.8**	63.5	–	–
Borrowing costs capitalised mainly relate to IT infrastructure. Calculated in line with the Group's average interest rate for the year of 7.6%				
Rent expense on operating leases	**40.0**	38.0	–	–
(b) Net Gains/(Losses)				
Net foreign exchange gains (losses)				
Trading	**1.0**	1.0	–	–
Non-trading	**(0.4)**	0.9	–	–
Net gain on disposal of				
Property, plant and equipment	**7.0**	1.5	–	–
Investments and other non-current assets	**1.6**	2.0	–	–

	Consolidated			
	2001		2000	
	$M Amount	$M After Tax	$M Amount	$M After Tax

3. EXPENSES AND NET GAINS/(LOSSES) (Continued)

(c) Significant Items

	$M Amount	$M After Tax	$M Amount	$M After Tax
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:				
Profit on sale of the Starch operations[i]				
Revenue from sale of business	**98.0**	98.0	**–**	–
Book value of business sold	**84.0**	82.6	**–**	–
Gain on divestment	**14.0**	15.4	**–**	–
Write down of investment in Asian operations				
Write down of property, plant and equipment	**(7.1)**	(7.1)	**–**	–
Write down of goodwill	**(6.6)**	(6.6)	**–**	–
Write down of tax asset	**–**	(2.2)	**–**	–
Loss on writedown	**(13.7)**	(15.9)	**–**	–
Provision against Bartter receivable[ii]	**(35.3)**	(23.3)	**–**	–
Write down of Gelatin business[iii]				
Write down of goodwill	**(11.6)**	(11.6)	**–**	–
Write down of tax asset	**–**	(14.2)	**–**	–
Other costs	**(26.1)**	(25.0)	**–**	–
Loss on write down	**(37.7)**	(50.8)	**–**	–
Rationalisation and restructuring (Note 4)	**(177.3)**	(121.7)	**(73.7)**	(47.9)
	(250.0)	(196.3)	**(73.7)**	(47.9)

(i) On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) Represents provision against Vendor finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on 23 August 1999 (Note 10).

(iii) On 14 February 2001, Goodman Fielder Limited entered into a conditional agreement (subject to United States anti-trust regulatory approval) to sell its global edible Gelatin business, Leiner Davis Gelatin, to DGF Stoess AG.

	Consolidated			
	2001		2000	
	$M Amount	$M After Tax	$M Amount	$M After Tax
4. RATIONALISATION AND RESTRUCTURING COSTS				
Operating profit (loss) from ordinary activities before income tax for the period includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Rationalisation and integration of NZ operations(i)	**(13.6)**	**(9.8)**	–	–
Rationalisation and integration of Australian operations(ii)	**(102.6)**	**(68.0)**	–	–
Rationalisation of Milling operations(iii)	**(46.3)**	**(32.0)**	–	–
Bunge Defiance integration(iv)	**–**	**–**	(13.2)	(7.3)
Meadow Lea manufacturing strategy(v)	**–**	**–**	(20.5)	(13.1)
Rationalisation of other operations and facilities(vi)	**(14.8)**	**(11.9)**	(40.0)	(27.5)
	(177.3)	**(121.7)**	(73.7)	(47.9)
(i) Costs of implementing the FutureCo strategies across all the NZ operations to create one integrated food company, GF New Zealand Limited. These costs comprise:				
Redundancy costs	**(3.7)**		–	
Write down of property, plant and equipment	**(3.9)**		–	
Other costs	**(6.0)**		–	
	(13.6)		–	
(ii) Cost of implementing the FutureCo strategies across all Australian operations, including the rationalisation and integration of Cereals and Snacks and Edible Oils into GF Consumer Foods. These costs comprise:				
Retention and redundancy costs	**(27.6)**		–	
Write down of property, plant and equipment	**(39.9)**		–	
Other costs	**(35.1)**		–	
	(102.6)		–	
(iii) Rationalisation of Milling operations in Australia and New Zealand – Project Jupiter. These costs comprise:				
Redundancy costs	**(10.1)**		–	
Write down of property, plant and equipment	**(15.9)**		–	
Associated IT asset write down	**(16.5)**		–	
Other costs (including relocation and consulting costs)	**(3.8)**		–	
	(46.3)		–	

	Consolidated			
	2001		2000	
	$M Amount	$M After tax	$M Amount	$M After tax
4. RATIONALISATION AND RESTRUCTURING COSTS (Continued)				
(iv) Costs incurred by existing Goodman Fielder Milling, Baking and other businesses in integrating the Bunge Defiance business acquired in December 1998. These costs comprise:				
Redundancy costs	–		(3.5)	
Write down of property, plant and equipment	–		(2.0)	
Other costs (including relocation and consulting costs)	–		(7.7)	
	–		(13.2)	
(v) Costs incurred in rationalising the Meadow Lea manufacturing sites. These costs comprise:				
Redundancy costs	–		(11.8)	
Write down of property, plant and equipment	–		(8.7)	
	–		(20.5)	
(vi) Costs incurred in rationalising other operations primarily focused on the closure and amalgamation of sites. These costs comprise:				
Redundancy costs	**(2.0)**		(13.4)	
Write down of property, plant and equipment	**(7.4)**		(11.7)	
Other costs	**(5.4)**		(14.9)	
	(14.8)		(40.0)	

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
5. EXTRAORDINARY ITEM				
Poultry segment extraordinary profit	–	–	–	3.0
The prima facie tax expense on the extraordinary profit varies from the income tax credit in the financial statements and is reconciled as follows:				
Extraordinary profit before tax	–	–	–	3.0
Prima facie tax expense at 34% (2000: 36%)	–	–	–	(1.1)
Less tax effect of permanent differences				
Non assessable portion of extraordinary profit	–	–	–	1.1
Income tax expense	–	–	–	–

The extraordinary profit in the parent entity of $3.0 million in the year ended 30 June 2000 is due to the final allocation to the Goodman Fielder legal entities of the proceeds from the sale of the Group's Poultry operations.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	2001 $M	2000 $M
6. INCOME TAX				
(a) The prima facie tax expense on the operating profit (loss) varies from the income tax expense in the financial statements and is reconciled as follows:				
Operating profit (loss) before tax	**(69.1)**	119.8	**125.7**	99.1
Prima facie tax expense (benefit) at 34% (2000: 36%)	**(23.5)**	43.1	**42.7**	35.7
Add tax effect of permanent differences which increase tax expense				
Non allowable amortisation and depreciation	**11.8**	10.9	**–**	–
Non tax deductible expenses	**1.8**	1.2	**–**	–
Tax on repatriation of overseas dividends	**0.1**	0.3	**0.5**	0.3
Under provision in prior years	**0.8**	0.7	**–**	–
Non deductible rationalisation costs and significant items	**34.4**	–	**–**	–
Other	**5.7**	3.1	**–**	–
	54.6	16.2	**0.5**	0.3
Less tax effect of permanent differences which decrease tax expense				
Overseas tax rate differential	**(0.2)**	1.8	**–**	–
Research and development	**5.4**	6.0	**–**	–
Rebateable and non taxable dividends	**0.4**	0.2	**39.7**	32.8
Non taxable capital profits	**9.8**	0.4	**–**	–
Over provision in prior years	**2.0**	2.9	**–**	–
Utilisation of revenue losses/credits not previously recognised	**–**	0.3	**–**	–
Effect on deferred tax balances of change in Australian tax rate	**–**	7.5	**–**	0.4
Other	**5.9**	5.7	**0.4**	–
	23.3	24.8	**40.1**	33.2
Aggregate income tax expense	**7.8**	34.5	**3.1**	2.8
Deferred tax assets and liabilities				
Current tax provision	**(5.8)**	(10.1)	**(2.6)**	(2.7)
Deferred income tax liability	**(88.3)**	(101.2)	**(2.4)**	(2.4)
Future income tax benefit	**127.7**	86.9	**0.4**	0.4
(b) Income tax comprises				
Current year	**9.0**	37.0	**3.1**	2.8
Prior years	**(1.2)**	(2.5)		
	7.8	34.5	**3.1**	2.8
(c) Future income tax benefits attributable to tax losses carried forward as an asset (Note 1)	**12.1**	11.9	**–**	–

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
7. CURRENT ASSETS – RECEIVABLES				
Trade debtors	**379.7**	392.6	**–**	–
Provision for doubtful debts	**(11.6)**	(10.4)	**–**	–
	368.1	382.2	**–**	–
Amounts owing by controlled entities				
Cash equivalents			**–**	0.1
Other			**80.9**	29.2
Loans to associated companies	**12.5**	14.1	**–**	–
Provision for doubtful loans	**(12.5)**	(14.1)	**–**	–
	–	–	**–**	–
Other debtors	**28.0**	25.0	**32.3**	–
	396.1	407.2	**113.2**	29.3

Significant terms and conditions
Credit sales are generally on 30 day terms.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
8. CURRENT ASSETS – INVENTORIES				
Raw materials and stores				
At cost	**137.1**	143.1	**–**	–
Provision for diminution	**(2.9)**	(2.8)	**–**	–
	134.2	140.3	**–**	–
Work in progress at cost	**16.1**	19.0	**–**	–
Finished goods				
At cost	**145.4**	143.2	**–**	–
Provision for diminution	**(2.3)**	(2.2)	**–**	–
	143.1	141.0	**–**	–
Other inventory	**8.5**	8.6	**–**	–
	301.9	308.9	**–**	–
9. CURRENT ASSETS – OTHER				
Short term deposits				
Cash equivalents	**31.3**	26.0	**–**	–
Other	**1.0**	1.4	**–**	–
Prepayments	**17.2**	15.8	**–**	–
Expenditure carried forward	**0.8**	2.8	**–**	–
Land and buildings identified for sale at cost	**1.4**	14.5	**–**	–
Other	**17.6**	13.2	**–**	–
	69.3	73.7	**–**	–

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
10. NON-CURRENT ASSETS – RECEIVABLES				
Amounts owing by controlled entities (Note 34)			**341.8**	501.0
Loans to associated companies	**–**	–	**–**	–
Other debtors	**50.4**	52.3	**9.2**	10.4
Provision for doubtful other debtors	**(36.6)**	(1.3)	**–**	–
	13.8	51.0	**9.2**	10.4
	13.8	51.0	**351.0**	511.4

Included in other debtors is an amount of $35.3 million which represents Vendor Finance to Bartter Pty Ltd, provided on the sale of the Poultry operations on 23 August 1999. The Vendor Finance is an interest bearing debt repayable 5.5 years after the date of the sale. This amount has been fully provided against (Note 3).

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
11. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS				
Shares in controlled entities (Note 37)				
At cost			**1,234.0**	1,126.2
Shares in other corporations – not listed				
At cost	**7.9**	7.9	**–**	–
	7.9	7.9	**1,234.0**	1,126.2

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
12. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT				
Freehold land and buildings				
At cost	**429.2**	453.8	**–**	–
Accumulated depreciation	**(33.8)**	(25.4)	**–**	–
Buildings under construction, at cost	**10.2**	4.3	**–**	–
	405.6	432.7	**–**	–
Leasehold land and buildings				
At cost	**20.8**	22.8	**–**	–
Accumulated amortisation	**(2.8)**	(2.8)	**–**	–
	18.0	20.0	**–**	–
Plant and equipment				
At cost	**1,328.3**	1,399.0	**–**	–
Accumulated depreciation	**(765.2)**	(766.6)	**–**	–
Plant and equipment under lease, at cost	**0.6**	0.7	**–**	–
Accumulated amortisation	**(0.4)**	(0.4)	**–**	–
Plant and equipment under construction, at cost	**88.3**	99.5	**–**	–
	651.6	732.2	**–**	–
Summary				
Property, plant and equipment, at cost	**1,778.3**	1,875.6	**–**	–
Under construction, at cost	**98.5**	103.8	**–**	–
Leased assets, at cost	**0.6**	0.7	**–**	–
Accumulated depreciation and amortisation	**(802.2)**	(795.2)	**–**	–
	1,075.2	1,184.9	**–**	–

Freehold and leasehold land and buildings are carried at the lower of cost or recoverable amount. Independent assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Independent assessments of the market values, on an existing use basis where appropriate, of freehold and relevant leasehold land and buildings were undertaken in the current period. The independent valuations were carried out during September and October 2000 by Jones Lang LaSalle. The total value attributed to assets included in the valuation was $410.4 million. This valuation of $410.4 million represents an excess of $7.1 million over the current carrying value of the assets included in the valuation.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold Land and Buildings $M	**Buildings Under Construction $M**	**Leasehold Improvements $M**	**Plant and Equipment $M**	**Leased Plant and Equipment $M**	**In Course of Construction $M**	**Total $M**
Consolidated 2001							
Carrying amount at start of year	**428.4**	**4.3**	**20.0**	**632.4**	**0.3**	**99.5**	**1,184.9**
Additions	**17.3**	**5.9**	**1.1**	**63.7**	**–**	**46.0**	**134.0**
Disposals	**(15.9)**	**–**	**(0.6)**	**(11.9)**	**–**	**–**	**(28.4)**
Disposals through sale of entities	**(20.9)**	**–**	**–**	**(34.9)**	**–**	**(2.6)**	**(58.4)**
Depreciation/amortisation expense	**(11.4)**	**–**	**(0.1)**	**(107.6)**	**(0.1)**	**–**	**(119.2)**
Capitalised interest	**–**	**–**	**–**	**3.3**	**–**	**–**	**3.3**
Recoverable amount write down	**(10.9)**	**–**	**–**	**(54.9)**	**–**	**(20.1)**	**(85.9)**
Transfers	**–**	**–**	**–**	**35.3**	**–**	**(35.3)**	**–**
Other	**8.8**	**–**	**(2.4)**	**37.7**	**–**	**0.8**	**44.9**
Carrying amount at end of year	**395.4**	**10.2**	**18.0**	**563.1**	**0.2**	**88.3**	**1,075.2**

	Consolidated 2001 $M	Consolidated 2000 $M	Parent Entity 2001 $M	Parent Entity 2000 $M
13. NON-CURRENT ASSETS – INTANGIBLES				
Goodwill – at cost	**430.3**	538.8	**–**	–
Accumulated amortisation	**(122.6)**	(132.8)	**–**	–
	307.7	406.0	**–**	–
Goodwill	**74.0**	–	**–**	–
Recoverable amount write down	**(14.1)**	–	**–**	–
Goodwill – at recoverable amount	**59.9**	–	**–**	–
Brand names, patents and trademarks – at cost	**264.9**	266.7	**–**	–
Accumulated amortisation	**(38.5)**	(34.5)	**–**	–
	226.4	232.2	**–**	–
	594.0	638.2	**–**	–
14. NON-CURRENT ASSETS – OTHER				
Expenditure carried forward	**5.3**	11.5	**–**	–
15. CURRENT LIABILITIES – PAYABLES				
Trade creditors	**337.6**	338.4	**0.4**	0.4

Significant terms and conditions

Trade creditors are generally settled within 30 days.

	Consolidated 2001 $M	Consolidated 2000 $M	Parent Entity 2001 $M	Parent Entity 2000 $M
16. CURRENT LIABILITIES – INTEREST BEARING LIABILITIES				
Secured				
Lease liabilities	**0.1**	0.1	**–**	–
	0.1	0.1	**–**	–
Unsecured				
Bank overdraft	**0.6**	0.3	**–**	–
Bank loans	**56.5**	–	**–**	–
Other loans	**–**	6.1	**–**	–
Bills of exchange and promissory notes	**–**	2.8	**–**	–
	57.1	9.2	**–**	–
	57.2	9.3	**–**	–

Secured liabilities are principally secured by way of mortgages over properties.

Refer to Note 19(b) for details regarding classification of debt.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
17. CURRENT LIABILITIES – PROVISIONS				
Dividends	**51.6**	51.4	**51.2**	51.0
Employee entitlements	**68.7**	75.4	**–**	–
Other (includes rationalisation provisions – Note 4)	**105.6**	51.5	**–**	1.0
	225.9	178.3	**51.2**	52.0
18. NON-CURRENT LIABILITIES – PAYABLES				
Other liabilities	**0.6**	1.8	**–**	–
19. NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES				
Secured				
Lease liabilities	**–**	0.1	**–**	–
	–	0.1	**–**	–
Unsecured				
Bank loans	**331.3**	379.0	**–**	–
Other loans	**395.5**	334.3	**–**	–
Bills of exchange and promissory notes	**35.8**	159.3	**–**	–
Amounts owing to controlled entities (Note 34)			**450.4**	450.3
	762.6	872.6	**450.4**	450.3
	762.6	872.7	**450.4**	450.3

(a) Secured liabilities are principally secured by way of mortgages over properties.

(b) Current bank loans and borrowings are classified as non-current to the extent that unused non-current committed facilities are available to the economic entity.

The total of non-current bank loans and other borrowings analysed as to maturity dates is as follows:

Due later than:				
One year and not later than two	**79.9**	360.5	**–**	–
Two years and not later than five	**287.7**	182.3	**–**	–
Five years or more	**395.0**	329.9	**–**	–
	762.6	872.7	**–**	–

	Consolidated		Parent Entity	
	2001 $M	2000 $M	2001 $M	2000 $M
20. NON-CURRENT LIABILITIES – PROVISIONS				
Employee entitlements	**36.2**	31.5	**1.2**	1.3
Other	**13.4**	9.9	–	–
	49.6	41.4	**1.2**	1.3
Employee entitlement liabilities				
Current (Note 17)	**68.7**	75.4	–	–
Non-current (above)	**36.2**	31.5	**1.2**	1.3
Aggregate employee entitlement liabilities	**104.9**	106.9	**1.2**	1.3

	Consolidated		Parent Entity	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
21. CONTRIBUTED EQUITY				
Paid up Capital				
1,281,600,146 (2000: 1,276,368,958) ordinary shares, fully paid	**1,152,028**	1,146,257	**1,152,028**	1,146,257

Particulars of movements in issued ordinary shares during the year		Number Shares Issued	Issue Price $	$'000
2001				
1.7.00	Opening balance	**1,276,368,958**		**1,146,257**
6.10.00	Dividend Reinvestment Plan – Final Dividend	**2,690,010**	**1.15**	**3,094**
4.12.00	Issue of shares to Chief Executive Officer*	**500,000**	–	–
12.4.01	Dividend Reinvestment Plan – Interim Dividend	**2,041,178**	**1.31**	**2,677**
30.6.01	Closing balance	**1,281,600,146**		**1,152,028**

* Shares to the Chief Executive Officer were approved by shareholders at the 1998 Annual General Meeting as part of his remuneration agreed on the renewal of his Service Contract.

2000				
1.7.99	Opening balance	1,271,497,689		1,139,957
8.10.99	Dividend Reinvestment Plan – Final Dividend	2,652,331	1.40	3,726
7.4.00	Dividend Reinvestment Plan – Interim Dividend	2,218,938	1.16	2,574
30.6.00	Closing balance	1,276,368,958		1,146,257

21. CONTRIBUTED EQUITY (Continued)

Options

At 30 June 2001, 33,967,000 (2000: 36,210,100) options were on issue. Each option is convertible into one fully paid ordinary share in the capital of the parent entity upon exercise at various dates on or before 29 January 2011 at prices ranging between $1.11 and $2.39 per option. No options were exercised during the year (2000: nil). During the year, a total of 4,193,000 (2000: 4,141,200) options lapsed, nil (2000: nil) upon reaching their expiry date and 4,193,000 (2000: 4,141,200) upon cessation of the holders' employment with the company.

1,950,000 (2000: 765,000) options were granted during the year to senior executives of the parent entity in accordance with the terms of the Australian Employee Share Options Plan. Each option issued is convertible into one fully paid ordinary share in the capital of the parent entity upon exercise at various dates on or before 29 January 2011 with exercise prices between $1.23 and $1.26 per option. The conversion of 1,950,000 (2000: 765,000) of these options to shares is conditional upon certain performance criteria as approved by the Directors in accordance with the Plan. No (2000: nil) options were issued during the year as a result of the achievement of performance criteria.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
22. RESERVES AND RETAINED PROFITS				
Composition of reserves				
General	**0.3**	0.3	**–**	–
Capital profits	**2.9**	2.9	**–**	–
Asset revaluation	**5.8**	5.8	**1.4**	1.4
Exchange fluctuation	**(9.8)**	(24.4)	**–**	–
	(0.8)	(15.4)	**1.4**	1.4
Material movements in reserves and retained profits				
Exchange fluctuation				
Balance at 1 July	**(24.4)**	(42.2)		
Movement on translation after applicable income tax	**13.8**	17.8		
Transfer to retained profits on sale of Starch operations	**0.8**	–		
Balance at end	**(9.8)**	(24.4)		
Retained profits				
Balance at 1 July	**150.5**	163.1	**10.5**	6.8
Net profit (loss) attributable to members of the parent entity	**(78.3)**	83.0	**122.6**	99.3
Transfer from exchange fluctuation reserve on sale of Starch operations	**(0.8)**	–	**–**	–
Total available for appropriation	**71.4**	246.1	**133.1**	106.1
Dividends paid and provided (Note 24)	**(96.0)**	(95.6)	**(96.0)**	(95.6)
Balance at end	**(24.6)**	150.5	**37.1**	10.5

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
23. OUTSIDE EQUITY INTERESTS				
Outside equity interests in controlled entities comprises:				
Share capital	**4.9**	4.6		
Reserves	**0.6**	1.0		
Retained profits	**4.6**	4.6		
	10.1	10.2		
24. DIVIDENDS PAID OR PROVIDED				
Ordinary				
Paid	**44.8**	44.6	**44.8**	44.6
Provided for	**51.2**	51.0	**51.2**	51.0
	96.0	95.6	**96.0**	95.6

(a) The dividend on ordinary shares of 3.5 cents per share paid on 12 April 2001 was unfranked. The proposed dividend of 4.0 cents (2000: 4.0 cents) per share will be partially franked to 50% (2000: nil). The tax rate at which dividends will be franked is 30%.

(b) There are no material franking credits available at balance date in respect of the distributable reserves of the economic entity (2000 – not material).

(c) The parent entity has a balance in its Foreign Dividend Account of $61.1 million (2000: $22.3 million). 50% of the dividend declared will be paid from this account.

	Consolidated	
	2001	2000
25. EARNINGS PER SHARE		
Basic earnings per share (cents)		
– Excluding significant items (Note 3(c))	**9.2**	10.3
– Calculated on net profit (loss) attributable to members of the parent entity	**(6.1)**	6.5
Weighted average number of ordinary shares outstanding during the period (millions)	**1,279.1**	1,273.9

In the current year, diluted earnings per share were not materially different from basic earnings per share.

	Consolidated		Parent Entity	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000

26. DIRECTORS' REMUNERATION

Income paid or payable, or otherwise made available to Directors of the economic entity and the parent entity, from entities in the economic entity and related entities.

	Consolidated 2001 $'000	Consolidated 2000 $'000	Parent Entity 2001 $'000	Parent Entity 2000 $'000
Executive Directors	**20,202**	15,482	**2,431**	2,641
Non-executive Directors	**861**	1,013	**796**	967
Total	**21,063**	16,495	**3,227**	3,608

The number of Directors of the parent entity whose income including retirement accrual or redundancy payments from entities in the economic entity and related entities falls within the following bands:

	Parent Entity Number			Parent Entity Number	
$'000	**2001**	2000	$'000	**2001**	2000
30 – 40	**1**	1	180 – 190	**–**	1
70 – 80	**1**	–	190 – 200	**–**	1
80 – 90	**1**	1	200 – 210	**1**	–
90 – 100	**–**	1	790 – 800	**–**	1
110 – 120	**1**	–	870 – 880	**1**	–
120 – 130	**–**	3	1,550 – 1,560	**1**	–
130 – 140	**1**	–	1,840 – 1,850	**–**	1
140 – 150	**1**	–			

Details of options granted to and exercised by Directors are set out in Note 34.

	Consolidated		Parent Entity	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
27. EXECUTIVES' REMUNERATION				
Amounts received or due and receivable by executive officers of the economic entity and the parent entity (including Directors) whose remuneration including retirement and or redundancy payments is $100,000 or more, from entities in the economic entity and related entities.				
Total	**35,741**	41,241	**–**	–

The number of executive officers of the economic entity (including Directors) whose income from entities in the economic entity and related entities falls within the following bands:

	Consolidated Number			Consolidated Number	
$'000	**2001**	2000	**$'000**	**2001**	2000
100 – 110	**4***	2	380 – 390	**1**	2*
110 – 120	**6**	1	390 – 400	**1**	1
120 – 130	**12***	9	400 – 410	**–**	–
130 – 140	**5**	16*	420 – 430	**2**	–
140 – 150	**11***	23	460 – 470	**–**	1*
150 – 160	**13***	13	480 – 490	**–**	2
160 – 170	**9***	16*	490 – 500	**–**	2
170 – 180	**4***	12*	540 – 550	**1***	–
180 – 190	**6**	10*	550 – 560	**–**	1
190 – 200	**3**	6*	570 – 580	**–**	1
200 – 210	**9**	7	640 – 650	**–**	1
210 – 220	**5***	5	650 – 660	**1***	–
220 – 230	**5***	4	660 – 670	**1***	–
230 – 240	**8**	4	670 – 680	**–**	1
240 – 250	**5**	5*	700 – 710	**1**	–
250 – 260	**2**	6	730 – 740	**1**	–
260 – 270	**4***	5	790 – 800	**–**	1*
270 – 280	**2**	3	860 – 870	**1***	–
280 – 290	**6**	1	870 – 880	**1**	–
290 – 300	**–**	5	930 – 940	**1***	–
300 – 310	**2***	3	1,020 – 1,030	**–**	1*
310 – 320	**2**	1*	1,050 – 1,060	**1***	–
320 – 330	**3***	1	1,080 – 1,090	**–**	1
340 – 350	**1**	1	1,160 – 1,170	**1***	–
350 – 360	**–**	1	1,550 – 1,560	**1**	–
360 – 370	**–**	1	1,840 – 1,850	**–**	1

* Including retiring and or redundancy payments.

In addition options issued to executives are detailed in Note 39(b).

	Consolidated		Parent Entity	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000

28. AUDITORS' REMUNERATION

Amounts received, or due and receivable by the auditors for:				
Auditing and reviewing the financial statements of the parent entity, economic entity and each of its controlled entities				
Ernst & Young (Australia)	**799**	782	**10**	10
Ernst & Young (International)	**727**	725	**–**	–
Other auditors	**99**	84	**–**	–
	1,625	1,591	**10**	10
Other services				
Ernst & Young (Australia)	**262**	573	**–**	–
Ernst & Young (International)	**349**	156	**–**	–
	611	729	**–**	–
Total amounts received, or due and receivable, by the auditors	**2,236**	2,320	**10**	10
Other services comprise:				
Tax compliance services	**170**	164	**–**	–
Consulting	**196**	286	**–**	–
Other projects (mainly acquisition due diligence)	**245**	279	**–**	–
	611	729	**–**	–

29. FINANCIAL INSTRUMENT DISCLOSURES

(a) Derivative Financial Instruments

Objectives and significant terms and conditions

Interest rate swaps

The economic entity has entered into interest rate swap contracts that, on a net basis, entitle it to receive interest at floating rates on notional principal amounts and oblige it to pay interest at fixed interest rates. At specified intervals the economic entity will pay to or receive from counterparties the difference between the fixed and floating rate interest amounts calculated on the notional principal amount.

At 30 June 2001 the interest rates attaching to outstanding contracts are as follows:

AUD contracts	Fixed at 5.82%	Floating rates are 4.72% to 5.11%
NZD contracts	Fixed at 6.95%	Floating rates are 5.78% to 6.22%
USD contracts	Fixed at 5.93%	Floating rates are 4.19%

The remaining notional principal amounts of these contracts at balance date is, for USD contracts, net US$50 million and, for NZD contracts, NZ$280 million, and AUD contracts A$240 million. These contracts mature within seven years from balance date.

29. FINANCIAL INSTRUMENT DISCLOSURES (Continued)

Forward foreign exchange contracts

The economic entity enters into forward foreign exchange contracts to buy and sell specified amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts hedge certain foreign currency denominated transactions and the net assets of foreign controlled entities. The economic entity has a policy of entering into forward foreign exchange contracts to minimise the volatility in shareholder equity attributable to foreign exchange movements.

At balance date, the details of material outstanding contracts are (Australian dollar equivalents):

	Face Value ($ Millions)		Average Exchange Rate	
	2001	2000	**2001**	2000
Buy US dollars, sell Australian dollars	**258.4**	268.9	**0.5124**	0.5877
Buy US dollars, sell New Taiwan dollars	**15.1**	14.4	**34.82**	30.75
Sell US dollars, buy New Zealand dollars	**137.0**	181.5	**0.4131**	0.4853

All of these contracts mature within six months of balance date.

At balance date foreign exchange contracts were in place resulting in cover of approximately 53.2% (2000: 58%) of the 12 month forward requirements of the economic entity. All material overseas net assets are hedged as outlined in Note 1.

The net deferred gain on hedges as at balance date of $0.4 million (2000: $11 million deferred loss) will be recognised in the measurement of the underlying transaction as outlined in Note 1.

Commodity contracts

The economic entity enters into commodity contracts to buy specified amounts of wheat, protein meals, oils and other grains at pre-determined purchase prices. The contracts are entered into to cover the physical requirements of the commodities needed by the economic entity. The procurement/pricing process has the objective of flattening the price curve of commodity price movements. The economic entity covers its commodity price risk exposure within limits granted by the Board of Directors.

At 30 June 2001 outstanding contracts have a face value of $15.7 million (2000: $20.7 million), with various maturities between balance date and June 2002.

The net loss deferred on commodity contracts in the statement of financial position at 30 June 2001 was $1.5 million (2000: $0.7 million). This amount will be recognised in the statement of financial performance within the next 18 months.

29. FINANCIAL INSTRUMENT DISCLOSURES (Continued)

(b) Interest Rate Risk

The economic entity spreads its interest rate risk across a one to five year yield curve in order to ensure that the economic entity is not locked into a particular interest rate regime for too long a period, except to the extent that specific departures are approved by the Board, to enable the economic entity to take advantage of low interest rate opportunities in the longer term. Derivative foreign financial instruments are taken into account in determining interest rate risk.

The economic entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial assets and liabilities at balance date are shown in the table below. The effective interest rates shown are a function of the mix of the currencies of the assets and liabilities to which they relate.

	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed interest rate maturities			Non Interest Bearing	Total
			1 Year or Less	1 to 5 Years	More than 5 Years		
30 June 2001	%	$M	$M	$M	$M	$M	$M
Assets							
Cash and cash equivalents (Note 35(b))	3.6	71.7				34.8	106.5
Trade debtors						368.1	368.1
Other debtors						41.8	41.8
Other current assets						17.6	17.6
Short term deposits – other	4.9	1.0					1.0
Investments						7.9	7.9
Forward foreign exchange contracts	5.4	224.7					224.7
Interest rate swaps	5.5	463.7			98.8		562.5
Total financial assets		761.1	–	–	98.8	470.2	1,330.1
Liabilities							
Trade accounts payable						337.6	337.6
Other accounts payable						0.6	0.6
Bills of exchange and promissory notes	6.3	35.8					35.8
Bank loans	6.4	388.4					388.4
Other loans	7.2	0.5			395.0		395.5
Dividends payable						51.6	51.6
Other provisions						119.0	119.0
Forward foreign exchange contracts	5.5	224.7					224.7
Interest rate swaps	6.0	98.8	124.0	339.7			562.5
Total financial liabilities		748.2	124.0	339.7	395.0	508.8	2,115.7
Net financial assets (liabilities)		12.9	(124.0)	(339.7)	(296.2)	(38.6)	(785.6)

30 June 2000	Weighted Average Effective Interest Rate %	Floating Interest Rate $M	Fixed interest rate maturities: 1 Year or Less $M	1 to 5 Years $M	More than 5 Years $M	Non Interest Bearing $M	Total $M
29. FINANCIAL INSTRUMENT DISCLOSURES (Continued)							
Assets							
Cash and cash equivalents (Note 35(b))	5.1	73.9				28.0	101.9
Trade debtors						382.2	382.2
Other debtors						76.0	76.0
Other current assets						13.2	13.2
Short term deposits – other	4.9	1.4					1.4
Amounts due from related parties						7.9	7.9
Forward foreign exchange contracts	6.9	264.7					264.7
Interest rate swaps	6.3	455.2			83.6		538.8
Total financial assets		795.2	–	–	83.6	507.3	1,386.1
Liabilities							
Trade accounts payable						338.4	338.4
Other accounts payable						1.8	1.8
Bills of exchange and promissory notes	5.5	162.1					162.1
Bank loans	6.8	379.3					379.3
Other loans	7.2	6.1			334.5		340.6
Dividends payable						51.4	51.4
Other provisions						61.4	61.4
Forward foreign exchange contracts	6.7	264.7					264.7
Interest rate swaps	6.3	83.6	99.2	356.0			538.8
Total financial liabilities		895.8	99.2	356.0	334.5	453.0	2,138.5
Net financial assets (liabilities)		(100.6)	(99.2)	(356.0)	(250.9)	54.3	(752.4)

(c) Credit Risk

All financial assets are unsecured. The carrying amounts of financial assets, other than derivatives, included in the consolidated statement of financial position, therefore represents the economic entity's maximum exposure to credit risk in relation to these assets.

The credit exposure of derivative financial instruments is represented by the net fair value of the contracts, as disclosed above.

Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

29. FINANCIAL INSTRUMENT DISCLOSURES (Continued)

Concentration of credit risk

The economic entity does not have any significant exposure to any individual customer or counterparty.

Credit risk that arises from the economic entity's trade receivables is concentrated in the manufacturing and retail industries. Credit risk concentrations by location as a percentage of the total receivables from customers are:

	Consolidated	
	2001 %	2000 %
Australia	**62.0**	67.3
New Zealand	**12.9**	13.0
Other	**25.1**	19.7

Other includes PNG, South Pacific, Asia and North and South America.

(d) Net Fair Values

Net fair values of financial assets and liabilities are not materially different to the carrying amounts shown in the statement of financial position except for the following:

	Carrying amount per statement of financial position $M	**Aggregate net fair value $M**
Other loans	395.0	402.5
Commodity contracts	–	(0.4)
Interest rate swaps	–	(2.2)

Determination of net fair values

Net fair values of financial assets and liabilities are determined as their current carrying amount shown in the statement of financial position except for the following:

Interest rate swaps	Fair value determined as the difference in present value of the future interest cash flows.
Forward foreign exchange contracts	Fair value determined as the recognised gain or loss at balance date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.
Commodity contracts	Fair value determined having reference to the closing price on the applicable futures exchange and "over the counter" prices.
Other loans	Fair value is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
30. CONTINGENT LIABILITIES				
Unsecured				
Guarantees and indemnities in respect of borrowings, deficiencies and obligations of controlled entities			**983.4**	1,021.3
Indemnities and other guarantees – other entities	**0.3**	0.2	**38.8**	42.8
	0.3	0.2	**1,022.2**	1,064.1

(a) *There were no secured contingent liabilities in existence at balance date.*

(b) The maximum contingent liability of the economic entity for possible termination benefits under service agreements with Directors and executives who take part in the management of the economic entity at balance date was $6.6 million (2000: $5.1 million).

(c) The parent entity has given a guarantee in respect of certain claims that may be made following the sale of Meneba NV in April 1998. The maximum current contingent liability in respect of this matter is $9.0 million (2000: $9.0 million).

(d) The Directors are of the opinion that no material losses will arise in respect of any contingent liability.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
31. COMMITMENTS FOR EXPENDITURE				
Capital expenditure contracted for				
Payable:				
Within one year	**12.1**	21.0	**–**	–
Later than one year and not later than two	**0.8**	1.0	**–**	–
	12.9	22.0	**–**	–
Lease commitments				
Total lease expenditure contracted for at balance date but not recognised in the financial statements is represented by non-cancellable operating leases as disclosed below.				
Operating leases				
Analysis of non-cancellable operating lease commitments				
Due within one year	**23.5**	25.8	**–**	–
Due later than one year and not later than five	**55.0**	63.4	**–**	–
Due after five years	**14.1**	8.7	**–**	–
	92.6	97.9	**–**	–

Operating lease terms range from three to ten years and mainly relate to motor vehicles and premises.

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
31. COMMITMENTS FOR EXPENDITURE (Continued)				
Finance lease commitments				
Due within one year	**0.1**	0.1	**–**	–
Due later than one year and not later than five	**–**	0.1	**–**	–
Total minimum lease payments	**0.1**	0.2	**–**	–
Less future finance charges	**–**	–	**–**	–
Total provided for as a liability	**0.1**	0.2	**–**	–
Representing lease liabilities				
Current	**0.1**	0.1	**–**	–
Non-current	**–**	0.1	**–**	–
	0.1	0.2	**–**	–

32. SUPERANNUATION COMMITMENTS

Goodman Fielder Limited and its controlled entities sponsor a number of superannuation funds in Australia, New Zealand and other countries where they operate. The funds provide benefits either on a defined benefit or defined contribution basis for employees or their dependants on retirement, resignation, total and permanent disability and death.

The members and certain entities within the economic entity make contributions as specified in the rules of the respective funds and after having regard to actuarial advice.

Based on the most recent actuarial valuation, as set out later in this note, the assets of all funds were sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee.

Company contributions are generally legally enforceable, with the right to terminate, reduce or suspend these contributions upon giving written notice to the trustees.

Australian contributions in terms of awards or agreements are legally enforceable and, in addition, contributions to other Australian funds have to be made at minimum levels for the company to avoid taxation penalties in terms of the Superannuation Guarantee Act.

Due to actuarial surpluses in a number of funds, the economic entity's contributions to those funds have been reduced. The level of contributions in the future will be reviewed on the advice of the fund's actuaries from time to time and at the time of actuarial assessments.

The basis of contributions to the various plans is determined as a percentage of each member's salary.

32. SUPERANNUATION COMMITMENTS (Continued)

The superannuation funds of the economic entity at 30 June 2001 are detailed below:

(a) Defined Benefit Funds

The accrued benefits, based on the last actuarial assessments, and the plan assets at net market value and vested benefits at the date of the most recent plan financial statements (as translated at the exchange rate at that date) of each defined benefit superannuation plan sponsored by the parent entity and other entities in the economic entity are as follows:

2001 Consolidated

Name of Plan	Main Sponsor	Date of Last Accounts	Note	Market Value $M	Accrued Benefits $M	Value of Surplus $M	Vested Benefits $M	Annual Company Contributions $M
Parent Entity								
Goodman Fielder Superannuation Fund	Goodman Fielder Limited	30/06/00	(1)	290.9	284.4	6.5	277.0	19.5
Other Entities in the Economic Entity								
Goodman Fielder (N.Z.) Retirement Plan	Goodman Fielder (NZ) Ltd	31/03/01	(2)	52.8	45.8	7.0	43.1	0.9
Davis Gelatin Industries Retirement Fund	Leiner Davis Gelatin (SA)	30/06/00	(3)	1.2	0.8	0.4	0.5	0.1
Davis Gelatin Industries Pension Fund	Leiner Davis Gelatin (SA)	30/06/00	(3)	1.5	1.5	–	0.8	0.1
Goodman Fielder (USA) Inc. Pension Plan	Germantown (USA) Inc.	31/12/00	(4)	13.1	9.5	3.6	8.7	0.6
Leiner Davis Gelatin Pension Plan	Leiner Davis Gelatin	31/12/00	(4)	1.3	1.1	0.2	0.9	0.1
				360.8	343.1	17.7	331.0	21.3

2000 Consolidated

Name of Plan	Main Sponsor	Date of Last Accounts	Market Value $M	Accrued Benefits $M	Value of Surplus/ Deficiency $M	Vested Benefits $M	Annual Company Contributions $M
32. SUPERANNUATION COMMITMENTS (Continued)							
Parent Entity							
Goodman Fielder Superannuation Fund*	Goodman Fielder Limited	30/06/99	180.0	171.0	9.0	163.2	9.8
Other Entities in the Economic Entity							
Goodman Fielder (N.Z.) Retirement Plan	Goodman Fielder (NZ) Ltd	31/03/00	58.4	45.5	12.9	43.6	–
Davis Gelatin Industries Retirement Fund	Leiner Davis Gelatin (SA)	30/06/99	1.2	1.1	0.1	0.5	0.1
Davis Gelatin Industries Pension Fund	Leiner Davis Gelatin (SA)	30/06/99	1.6	1.4	0.2	0.5	0.1
Goodman Fielder (USA) Inc. Pension Plan	Goodman Fielder (USA) Inc	31/12/98	9.3	7.1	2.2	6.5	0.2
Leiner Davis Gelatin Pension Plan	Leiner Davis Gelatin	31/12/98	0.9	0.6	0.3	0.5	–
			251.4	226.7	24.7	214.8	10.2

* Formerly known as the Goodman Fielder Staff Fund – renamed 1 January 2000.

The date of the last actuarial assessment of each plan and the name of the actuary were as follows:

(1) 30 June 2000 by M Blair, F.I.A.A.

(2) 31 March 1999 by B Reid, F.I.A.

(3) 30 June 2000 by V Cohen, F.I.A.

(4) 31 December 2000 by J Leube, FSPA

(b) Defined Contribution Funds

Actuarial assessments are not applicable to the following funds as benefits are based solely on an accumulation of defined contributions.

Fund	Country of Operation
Davis Gelatin Industries Provident Fund	South Africa
Defined Contribution Plan for the employees of Germantown (Canada) Inc.	Canada
Germantown International Ltd 401(K) Profit Sharing Plan	USA
Goodman Fielder (USA) Inc 401(K) Profit Sharing Plan	USA
Leiner Davis Gelatin 401(K) Profit Sharing Plan	USA

33. INDUSTRY AND GEOGRAPHIC SEGMENT DATA

INDUSTRY SEGMENTS	Sales External to the Economic Entity		Internal Sales		Other Revenue		Total Revenue		Segment Profit (Loss)		Assets	
	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M
Milling and Baking:												
Australia	**1,003.8**	1,001.3	**211.4**	211.9	**3.8**	20.4	**1,219.0**	1,233.6	**71.6**	76.5	**786.4**	807.2
New Zealand	**282.7**	278.8	**82.0**	56.4	**9.8**	4.2	**374.5**	339.4	**35.2**	37.4	**197.9**	199.4
Intra Segment			**(214.3)**	(188.4)			**(214.3)**	(188.4)				
Milling and Baking	**1,286.5**	1,280.1	**79.1**	79.9	**13.6**	24.6	**1,379.2**	1,384.6	**106.8**	113.9	**984.3**	1,006.6
Cereals and Snacks:												
Uncle Tobys	**368.2**	367.8	**14.3**	12.5	**3.8**	0.5	**386.3**	380.8	**45.8**	39.9	**389.4**	422.7
Bluebird	**143.7**	142.0	**2.3**	2.9	**0.7**	0.5	**146.7**	145.4	**22.5**	18.0	**83.5**	84.7
Intra Segment			**(5.8)**	(6.2)			**(5.8)**	(6.2)				
Cereals & Snacks	**511.9**	509.8	**10.8**	9.2	**4.5**	1.0	**527.2**	520.0	**68.3**	57.9	**472.9**	507.4
Edible Oils	**519.8**	584.5	**58.4**	63.8	**19.8**	0.4	**598.0**	648.7	**47.9**	60.9	**312.0**	319.1
Ingredients	**385.3**	313.5	**5.3**	6.3	**11.5**	1.3	**402.1**	321.1	**30.2**	13.2	**433.9**	410.7
International	**334.7**	319.6	**3.0**	1.6	**4.4**	4.8	**342.1**	326.0	**28.6**	22.5	**158.2**	180.2
Other	**–**	–	**–**	–	**1.0**	1.3	**1.0**	1.3	**(40.8)**	(30.6)	**105.8**	129.2
Eliminations	**–**	–	**(163.2)**	(188.6)	**–**	–	**(163.2)**	(188.6)	**–**	–	**(0.5)**	(0.5)
	3,038.2	3,007.5	**(6.6)**	(27.8)	**54.8**	33.4	**3,086.4**	3,013.1	**241.0**	237.8	**2,466.6**	2,552.7
Rationalisation and restructuring									**(161.6)**	(73.7)		
Other significant items									**(51.4)**			
	3,038.2	3,007.5	**(6.6)**	(27.8)	**54.8**	33.4	**3,086.4**	3,013.1	**28.0**	164.1	**2,466.6**	2,552.7
Discontinued Business												
Operations	**24.3**	128.8	**6.6**	27.8	**98.0**	12.0	**128.9**	168.6	**2.0**	14.8	**(3.1)**	130.6
Rationalisation and restructuring									**(15.7)**			
Other significant items									**(21.3)**			
	24.3	128.8	**6.6**	27.8	**98.0**	12.0	**128.9**	168.6	**(35.0)**	14.8	**(3.1)**	130.6
Unallocated	**–**	–	**–**	–	**4.7**	4.4	**4.7**	4.4	**(62.1)**	(59.1)	**202.9**	162.8
Economic entity	**3,062.5**	3,136.3	**–**	–	**157.5**	49.8	**3,220.0**	3,186.1	**(69.1)**	119.8	**2,666.4**	2,846.1

GEOGRAPHIC SEGMENTS	Sales External to the Economic Entity		Internal Sales		Other Revenue		Total Revenue		Segment Profit (Loss)		Assets	
	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M
Australia	**1,964.4**	2,020.5	**44.3**	16.0	**35.3**	26.5	**2,044.0**	2,063.0	**122.9**	137.8	**1,597.4**	1,709.1
New Zealand	**520.1**	500.0	**40.7**	27.2	**10.7**	5.0	**571.5**	532.2	**69.2**	64.2	**364.6**	356.0
Other	**553.7**	487.0	**100.1**	84.1	**8.8**	1.9	**662.6**	573.0	**48.9**	35.8	**504.6**	487.6
Eliminations	**–**	–	**(191.7)**	(155.1)	**–**	–	**(191.7)**	(155.1)	**–**	–	**–**	–
	3,038.2	3,007.5	**(6.6)**	(27.8)	**54.8**	33.4	**3,086.4**	3,013.1	**241.0**	237.8	**2,466.6**	2,552.7
Rationalisation and restructuring									**(161.6)**	(73.7)		
Other significant items									**(51.4)**			
	3,038.2	3,007.5	**(6.6)**	(27.8)	**54.8**	33.4	**3,086.4**	3,013.1	**28.0**	164.1	**2,466.6**	2,552.7
Discontinued Business												
Operations	**24.3**	128.8	**6.6**	27.8	**98.0**	12.0	**128.9**	168.6	**2.0**	14.8	**(3.1)**	130.6
Rationalisation and restructuring									**(15.7)**			
Other significant items									**(21.3)**			
	24.3	128.8	**6.6**	27.8	**98.0**	12.0	**128.9**	168.6	**(35.0)**	14.8	**(3.1)**	130.6
Unallocated	**–**	–	**–**	–	**4.7**	4.4	**4.7**	4.4	**(62.1)**	(59.1)	**202.9**	162.8
Economic entity	**3,062.5**	3,136.3	**–**	–	**157.5**	49.8	**3,220.0**	3,186.1	**(69.1)**	119.8	**2,666.4**	2,846.1

33. INDUSTRY AND GEOGRAPHIC SEGMENT DATA (Continued)

INDUSTRY SEGMENTS

Milling and Baking

Includes baking, flour milling, crumbing, pastry and related baked foods businesses.

Cereals and Snacks

Includes cereal and potato-based snacks, breakfast cereals, desserts, packet flour, cake mixes and pastry products.

Edible Oils

Includes margarine, oils, mayonnaises and sauces.

Ingredients

Includes gelatin and stabiliser businesses.

International

Includes exports from Australia and New Zealand, poultry, baking and flour milling in the South Pacific region and food manufacturing, wholesale and distribution operations in the Asian region.

Other

Includes corporate and central service costs.

Discontinued Businesses

Includes the Group's Starch operations. Comparatives also include the Group's poultry and pasta operations.

GEOGRAPHIC SEGMENTS

Other

Primarily includes PNG, South Pacific, Asia, Europe and North and South America.

SEGMENT RESULTS

Segment results shown are Earnings before Interest and Tax, before significant items. Significant items are shown separately.

UNALLOCATED

Net interest expense is included as unallocated profit. Similarly, future income tax benefits (FITB) and cash are shown as unallocated segment assets.

Intersegment sales are made on an "arm's length" basis.

34. RELATED PARTY DISCLOSURES

Directors

The names of persons who were Directors of Goodman Fielder Limited at any time during the financial year are as follows:

JL Peterson, DLG Hearn, JR Grant, NC Lister, KW Nielsen, DT Spring, J Holmes à Court, CB Livingstone and DA McKay.

Remuneration, retirement benefits and service agreements

Information on remuneration of Directors and service agreements with Directors is disclosed in Notes 26 and 30 respectively.

Loans to Directors (excluding those under employee share plan schemes)

No loans to Directors (excluding those under employee share plan schemes) were outstanding at the end of either the current or prior year.

	Consolidated		*Parent Entity*	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Loans under employee share plans				
Aggregate amount of loans receivable from Directors of controlled entities at year end	**47**	74	**47**	74

Loans under employee share plans made to Directors of controlled entities during the current year amounted to nil (2000: nil).

Aggregate amount of loan repayments made during the year by Directors of controlled entities was $5,344 (2000: $6,083). Repayments were received from the following Directors:

2001 DE Alcock, AL Anderson, R Barnhill, D Brown, R Findlay, B Fiorentino, C Fitzgerald, IM Gilmour, I Glasson, R Gordon, J Gregg, JE Hartigan, D Holley, RE Jenkin, S Kelly, P Lambert, R Lowndes, S Marshall, R Matthews, PJ Maxworthy, PJ McLoghlin, R Mitchell, J Payne, M Robb, I Robertson, T Ryan, M Sage, R Seach, ME Spurr, PC Stanton, G Stephenson, R Stretton, R Vela, Y Wallace, CG Wise, EF Wojtasik.

2000 DE Alcock, AL Anderson, R Barnhill, D Brown, R Findlay, B Fiorentino, C Fitzgerald, IM Gilmour, I Glasson, R Gordon, JE Hartigan, D Holley, A Karemacher, B Kelly, S Kelly, P Lambert, R Lowndes, S Marshall, R Matthews, PJ Maxworthy, PJ McLoghlin, R Mitchell, J Payne, K Phillips, M Robb, I Robertson, T Ryan, M Sage, R Seach, ME Spurr, PC Stanton, G Stephenson, R Stretton, R Vela, T Walker, Y Wallace, C Wise, B Young.

Loans under employee share plans are interest free.

34. RELATED PARTY DISCLOSURES (Continued)

Transactions of Directors of Goodman Fielder Limited and their Director-related entities concerning shares and share options

Aggregate numbers of shares and share options of Goodman Fielder Limited acquired by Directors of the parent entity of their Director-related entities were as follows:

	2001	2000
Acquisitions		
Ordinary shares acquired on market at arm's length	**10,000**	–
Ordinary shares acquired under the company's dividend reinvestment plan on conditions no more favourable than to other shareholders	**3,190**	3,221
Ordinary shares acquired under the Director's Remuneration Plan (the "Plan") approved by shareholders in November 1998	**181,045**	247,202
Ordinary shares issued pursuant to approval by shareholders in November 1998	**500,000**	–
Disposals		
Ordinary shares disposed on market at arm's length	**21,871**	21,844
Aggregate numbers of shares and options over unissued ordinary shares held by Directors, *indirectly or beneficially by Directors or their Director-related entities:*		
Ordinary shares*	**1,112,988**	512,911
Options over unissued ordinary shares	**11,610,000**	9,000,000

* These include 350,830 (2000: 268,462) shares purchased since the commencement of the Plan in the respective names of Directors in office at balance date in accordance with the terms of the Plan. Directors elect to forego a minimum of 25% of their fee and receive shares which carry a two year restriction on disposal from date of allocation (quarterly). Of these shares 31,336 shares have ceased to carry this restriction.

Directors and their Director-related entities received normal dividends on these ordinary shares. The option held by Directors expire between 31 March 2004 and 19 July 2010 and are exercisable at $1.30 for 6,000,000, $1.76 for 3,360,000, $1.26 for 750,000 and $2.14 for 1,500,000.

Other transactions of Directors and their Director-related entities

Directors of the Parent Entity

Certain Directors are also Directors of other companies. Any transactions between those companies and companies in the Goodman Fielder Limited economic entity were conducted in the ordinary course of business under normal commercial terms and conditions. These items have not been disclosed here as they are trivial or domestic in nature, and they do not have the potential to adversely affect the decisions of the Directors involved.

Directors of Controlled Entities

Certain Directors are also Directors of other companies. Any transactions between those companies and companies in the Goodman Fielder Limited economic entity were conducted in the ordinary course of business under normal commercial terms. Transactions entered into include receipt of dividends on shares held in the parent entity, the acquisition or sale of shares in the parent entity, purchase of products and equipment, professional services and rental of premises. These items have not been disclosed here as they are trivial or domestic in nature, and they do not have the potential to adversely affect the decisions of the Directors involved.

34. RELATED PARTY DISCLOSURES (Continued)

Transactions with wholly owned controlled entities and other related corporations

Aggregate amounts included in the determination of the operating result before income tax and balances at balance date which resulted from transactions with each class of related parties, were as follows:

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
Interest revenue				
Wholly owned controlled entities			**1.7**	1.9
Other related corporations	**0.1**	0.1	**–**	–
Dividend revenue				
Wholly owned controlled entities			**116.6**	91.3
Other related corporations	**2.7**	0.7	**–**	–
Management and technical service fees received				
Wholly owned controlled entities			**8.9**	8.4
Sales of goods and services				
Other related corporations	**0.1**	0.1	**–**	–
Purchase of goods and services from				
Other related corporations	**7.3**	9.7	**–**	–
Loan repayments from				
Other related corporations	**2.6**	–	**–**	–
Current receivables due from related parties				
Wholly owned controlled entities			**80.9**	29.3
Other related corporations	**–**	0.1	**–**	–
Non-current receivables due from related parties				
Wholly owned controlled entities			**341.8**	501.0
Current payables due to related parties				
Other related corporations	**0.4**	0.5	**–**	–
Non-current payables due to related parties				
Wholly owned controlled entities			**450.4**	450.3

Unless otherwise stated the above transactions were made on commercial terms and conditions and at market rates.

Other transactions of the parent entity with wholly-owned controlled entities				
Tax losses transferred from controlled entities under the grouping provisions of the Income Tax Assessment Act			**2.7**	2.8

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
35. NOTES TO AND FORMING PART OF THE STATEMENTS OF CASH FLOWS				
(a) Reconciliation of operating profit after income tax to net cash from operating activities				
Operating profit after income tax	**(76.9)**	85.3	**122.6**	96.3
Depreciation and amortisation	**156.1**	156.2	**–**	–
Write down of non-current assets	**186.6**	22.4	**–**	–
Net (profit) loss on sale of non-current assets	**(22.6)**	(3.5)	**–**	–
Other	**9.2**	3.3	**–**	–
Changes in operating assets and liabilities, net of effects from acquisitions and disposals of controlled entities and businesses				
(Increase) decrease in receivables	**(1.3)**	(12.9)	**(32.1)**	126.7
(Increase) decrease in inventories	**4.4**	18.1	**–**	–
(Increase) decrease in other assets	**(47.3)**	26.2	**–**	1.6
(Decrease) increase in creditors	**14.8**	17.9	**–**	0.4
(Decrease) increase in provisions	**5.6**	(44.4)	**(1.0)**	(1.0)
(Decrease) increase in other liabilities	**1.1**	(1.6)	**–**	–
(Decrease) increase in other liabilities	**1.1**	(1.6)	**–**	–
Net cash inflow from operating activities	**229.7**	267.0	**89.5**	224.0

(b) Components of cash and cash equivalents

For the purposes of the Statements of Cash Flows, cash includes cash on hand, at bank and in transit, and cash equivalents consisting of short term deposits and amounts owing by/(to) a controlled entity which are highly liquid and used in the cash management function on a day to day basis, net of outstanding bank overdrafts. Cash as at the end of the period as shown in the Statements of Cash Flows is reconciled to the related items in the statement of financial position as follows:

	Consolidated 2001 $M	Consolidated 2000 $M	Parent Entity 2001 $M	Parent Entity 2000 $M
Cash	**75.2**	75.9	**0.1**	0.1
Cash equivalents	**31.3**	26.0	**–**	–
Bank overdrafts	**(0.6)**	(0.3)	**–**	–
	105.9	101.6	**0.1**	0.1

	Consolidated			
	Acquired		Disposed	
	2001 $M	2000 $M	2001 $M	2000 $M
35. NOTES TO AND FORMING PART OF THE STATEMENTS OF CASH FLOWS (Continued)				
(c) Acquisitions and disposals				
Fair value of net assets of controlled entities and businesses acquired and disposed				
Current Assets				
Cash	–	1.7	–	–
Receivables	0.4	9.0	18.1	60.9
Inventories	–	7.2	14.7	70.8
Other	–	0.5	0.9	7.0
Non-current Assets				
Receivables	–	–	–	5.2
Financial assets	–	–	–	1.7
Property, plant and equipment	0.1	21.5	58.4	86.0
Intangibles	–	–	0.4	5.6
Other	–	2.0	0.5	0.4
Current Liabilities				
Payables	(0.3)	(3.9)	(10.3)	(52.7)
Interest bearing liabilities	–	(7.9)	–	–
Provisions	–	(0.6)	(2.4)	(14.4)
Provision for restructuring	–	(3.7)	–	–
Other	–	(1.0)	–	–
Non-current Liabilities				
Payables				
Interest bearing liabilities	–	(4.0)	–	–
Provisions	–	–	(4.8)	(14.5)
	0.2	20.8	75.5	156.0
Minority share of net assets acquired	–	(0.6)		
Goodwill on acquisition	0.7	43.0		
Total consideration	0.9	63.2		
(d) Consideration – acquisitions and disposals				
Cash	(0.9)	(61.5)	101.7	126.8
Consideration receivable	–	–	–	35.3
Costs	–	(1.7)	(4.0)	(4.1)
	(0.9)	(63.2)	97.7	158.0
Net cash acquired/(disposed)	–	1.7	–	–
Consideration receivable	–	–	–	(35.3)
Net cash flow	(0.9)	(61.5)	97.7	122.7

On 23 August 1999 the Group's Poultry operations were sold to Bartter Pty Ltd for $131.5 million of which $35.3 million represented Vendor Finance. An after tax extraordinary loss of $44.8 million arose as a result of the sale and was brought to account at 30 June 1999.

35. NOTES TO AND FORMING PART OF THE STATEMENTS OF CASH FLOWS (Continued)

(e) Non-cash financing and investing activities

In respect of dividends paid during the year ended 30 June 2001, Goodman Fielder Limited shareholders had the option to elect to participate in the Dividend Reinvestment Plan. The Dividend Reinvestment Plan enables shareholders to reinvest in shares rather than receive cash. Under the Dividend Reinvestment Plan, $5.8 million (2000: $6.3 million) of dividends were reinvested in the current period (Note 21).

(f) Standby arrangements and credit facilities

Entities in the economic entity have access to:

	Consolidated		Parent Entity	
	2001 $M	2000 $M	**2001 $M**	2000 $M
Credit standby arrangements				
– unsecured bank overdraft facilities				
subject to annual review with amounts drawn payable at call, totalling	**19.1**	25.7	**–**	–
amount of facilities unused	**18.6**	25.4	**–**	–
– committed syndicated standby facilities				
of varying expiry*, totalling	**131.9**	190.5	**–**	–
amount of facilities unused	**131.9**	190.5	**–**	–
Loan facilities				
– unsecured bank term loan facilities				
of varying maturity**, totalling	**446.3**	443.8	**–**	–
amount of facilities used	**388.3**	385.9	**–**	–
amount of facilities unused	**58.0**	57.9	**–**	–
– unsecured promissory note facilities* **				
amount of facilities used	**35.8**	162.0	**–**	–
– unsecured note issuance facilities				
with no fixed expiry, totalling	**493.8**	417.8	**–**	–
amount of facilities unused	**493.8**	417.8	**–**	–
– unsecured other loans				
US Private Placement				
maturing by June 2011	**395.0**	334.3	**–**	–
amount of facilities used	**395.0**	334.3	**–**	–

* Syndicated standby facilities comprise separate facilities totalling $60 million (2000: $120 million) and New Zealand Dollars (NZD) 90 million (2000: NZD 90 million). The $60 million facility expires in June 2004.

The NZD 90 million facility expires in September 2001 in respect of NZD 30 million and September 2003 in respect of NZD 60 million.

** These facilities mature within the following terms:

Within 1 year	**186.6**	35.3	**–**	–
Within 1–2 years	**79.9**	274.4	**–**	–
Within 2–5 years	**179.8**	134.1	**–**	–
Total unsecured bank term loan facilities	**446.3**	443.8	**–**	–

*** Unsecured promissory note facilities are cancellable with 30 days' notice and are limited by market demand.

Name of Associate	Principal Activity	Country of Operation	Ownership Interest		Carrying Amount Consolidated – At Cost	
			2001 %	2000 %	2001 $M	2000 $M
36. INVESTMENTS IN ASSOCIATED COMPANIES						
PT Sinar Meadow International Indonesia[1]	Margarine manufacturer	Indonesia	Ord 50.0	Ord 50.0	–	–

(1) 31 December balance date.

	2001 $M	2000 $M
Results of associates		
The economic entity's share of the results of its associates is as follows:		
Operating profit before income tax	–	–
Income tax expense attributable to operating profit	–	–
Operating profit after income tax	–	–
Share of reserves attributable to associates		
Retained profits (accumulated losses)		
at the beginning of the year	–	(0.9)
at the end of the year	–	–
Movements in carrying amount of investments		
Equity carrying amount at the beginning of the year	–	1.2
Share of net profits for the year	–	–
Sale of investment	–	(1.2)
Carrying amount at the end of the year	–	–

Name		Country of Incorporation	Equity of Ultimate Parent Entity % 2001	2000
37. PARTICULARS RELATING TO CONTROLLED ENTITIES				
Parent Entity				
Goodman Fielder Limited		Aust		
Controlled Entities				
Barndola Pty Limited	(a)	Aust	**100**	100
Fielder Gillespie Davis Finance Pty Limited	(a)	Aust	**100**	100
Goodman Fielder International (SI)	(d)	Solomon Is.	**97**	97
Goodman Fielder USA Inc	(b)	USA	**100**	100
Leiner Davis Gelatin USA Inc.	(b)	USA	**100**	100
Germantown (USA) Company Inc.	(b)	USA	**100**	100
Germantown International Foods Company Inc	(b)	USA	**100**	100
FGD Share Plan Nominees Pty Limited	(a)	Aust	**100**	100
GF Australia Limited	(a)	Aust	**100**	100
Goodman Fielder Mills Limited	(a)	Aust	**100**	100
GF International (NZ) Limited	(d)	NZ	**100**	100
Great Southern Roller Flour Mills Ltd	(a)	Aust	**100**	100
William Jackett & Son Proprietary Limited	(a)	Aust	**100**	100
Goodman Fielder Superannuation Fund Pty Limited, (formerly Goodman Fielder Staff Fund Pty Limited)	(f)	Aust	**100**	100
Mowbray Industries Limited	(a)	Aust	**100**	100
Goodman Fielder Food Services Limited	(a)	Aust	**100**	100
Goodman Fielder International Limited	(a)	Aust	**100**	100
Goodman Fielder International (Hong Kong) Limited	(d)	Hong Kong	**100**	100
Goodman Fielder International Sdn Bhd	(d)	Malaysia	**100**	100
Goodman Fielder International (China) Limited	(d)	Hong Kong	**100**	100
Goodman Fielder International (Philippines) Limited	(d)	Philippines	**100**	100
Meadow Lea Foods Limited	(a)	Aust	**100**	100
NZ Margarine Holdings Limited	(d)	NZ	**100**	100
Meadow Lea New Zealand Limited	(d)	NZ	**100**	100
Sinar Meadow International Ltd	(d)	Hong Kong	**58**	58
Goodman Fielder (Shanghai) Co Ltd	(d)	China	**90**	90
M.L. (W.A.) Export Pty Ltd	(a)	Aust	**100**	100
The Uncle Tobys Company Limited	(a)	Aust	**100**	100
G Wood Son and Company Proprietary Limited	(a)	Aust	**100**	100
Anchor Foods Pty Ltd	(a)	Aust	**100**	100
Quality Bakers Australia Limited	(a)	Aust	**100**	100
QBA Properties Pty Limited	(a)	Aust	**100**	100
Stuart Bakery Pty Ltd	(a)	Aust	**100**	100
Wakely Bros. Pty Limited	(a)	Aust	**100**	100
Ernest Adams Australia Pty Ltd	(a)	Aust	**100**	100
GF Defiance Pty Limited	(a)	Aust	**100**	100
GFD Australia Pty Limited	(a)	Aust	**100**	100
GF Albury Mills Limited	(a)	Aust	**100**	100
GF Bakery Systems Pty Limited	(a)	Aust	**100**	100
GF Narrandera Mills Limited	(a)	Aust	**100**	100
Sirius Biotechnology Limited	(a)	Aust	**100**	100
Sirius Biotechnology International Pty Ltd	(a)	Aust	**100**	100
Pacific Glucose (Australia) Proprietary Limited	(a)	Aust	**100**	100
Downyflake Food Corporation Proprietary Limited	(a)	Aust	**100**	100
Fidelity Food Technologies Pty Ltd	(a)	Aust	**100**	100
Sunicrust Bakeries Proprietary Limited	(a)	Aust	**100**	100
BWC Hotplate Bakery Pty Ltd	(a)	Aust	**100**	51
Southern Border Bakeries Pty Ltd	(a)	Aust	**100**	100
Defiance Mills Pty Ltd	(a)	Aust	**100**	100
Cobbity Farm Bakeries Pty Ltd	(a)	Aust	**100**	100
Defiance Corporate Pty Ltd	(a)	Aust	**100**	100

Name		Country of Incorporation	Equity of Ultimate Parent Entity % 2001	2000
37. PARTICULARS RELATING TO CONTROLLED ENTITIES (Continued)				
DFI Australia Pty Ltd (formerly DFINZ Limited)	(d)	Aust	100	100
Defiance Enterprises Pty Ltd	(a)	Aust	100	100
North Queensland Flour Milling Pty Ltd	(a)	Aust	100	100
Defiance Milling Co Pty Ltd	(a)	Aust	100	100
Cairns Bakeries Holding Co Pty Ltd	(a)	Aust	100	100
Corlette Pty Ltd	(a)	Aust	100	100
Country Bake Bakeries Pty Ltd	(a)	Aust	100	100
Wide Bay Bakeries Pty Ltd	(a)	Aust	100	100
Defiance Fine Foods Pty Ltd	(a)	Aust	100	100
Defiance Dalby Pty Ltd	(a)	Aust	100	100
Defiance International Pty Ltd	(a)	Aust	100	100
Defiance Hong Kong Limited	(d)	Hong Kong	100	100
Defiance International Trading Pty Ltd	(a)	Aust	100	100
Regal Bakeries Pty Limited	(a)	Aust	100	100
Country Bake Cairns Pty Ltd	(a)	Aust	100	100
Country Bake Mid Coast Pty Ltd	(a)	Aust	100	100
Country Bake Tasmania Pty Ltd	(a)	Aust	100	100
Darwin Bakery Pty Limited	(a)	Aust	100	100
ETA Foods Ltd	(a)	Aust	100	100
Goodman Fielder (Fiji) Limited	(d)	Fiji	90	90
Crest Chicken Limited	(d)	Fiji	90	90
Tip-Top Ice Cream Co (Fiji) Limited	(d)	Fiji	90	90
Tucker Group (Fiji) Limited	(d)	Fiji	90	90
GF Finance (N.Z.) Limited	(d)	NZ	100	100
Germantown International N.Z. Limited	(d)	NZ	100	100
GF Intertrade Limited	(d)	NZ	100	100
Quality Bakers New Zealand Limited	(d)	NZ	100	100
Goodman Fielder Milling & Baking New Zealand Ltd	(d)	NZ	100	100
Bluebird Foods Limited	(d)	NZ	100	100
GF Retirement Nominees Limited	(d)	NZ	100	100
GF Finance Limited		Aust	100	100
GF Finance International Pty Limited	(f)	Aust	100	100
GF Investments (Asia) Pte Limited	(d)	Singapore	100	100
GF International (Singapore) Pte Ltd	(d)	Singapore	100	100
Quality Bakers (Asia) Pte Ltd	(d)	Singapore	100	100
Goody Foods Co. Ltd	(d)	Taiwan	100	100
Gillespie Bros. Holdings Ltd	(a)	Aust	100	100
Goodman Fielder International (PNG) Pty Limited	(c)	PNG	100	100
Associated Mills Limited	(c)	PNG	74	74
Lae Feed Mills Pty Limited	(c)	PNG	74	74
Binnen Bakery Pty Limited	(c)	PNG	98	98
Evercrisp Snacks (PNG) Pty Limited	(c)	PNG	100	100
Golden Crust Bakery Limited	(c)	PNG	89	89
Mount Hagen Bakery Pty Limited	(c)	PNG	100	100
R.B.P.M. Pty Ltd	(c)	PNG	74	74
United Bakeries Limited	(c)	PNG	74	74
GF Fresh Pty Ltd	(a)	Aust	100	100
GF Group Services Pty Limited	(a)	Aust	100	100
GF Trade Finance Pty Limited	(a)	Aust	100	100
Goodman Fielder Ingredients Limited	(a)	Aust	100	100
Leiner Davis Gelatin S.A. (Pty) Limited	(d)	South Africa	100	100
Germantown International Limited	(a)	Aust	100	100
Germantown Canada Inc.	(d)	Canada	100	100
Germantown Do Brasil Industria E. Comercio Ltda	(b)	Brazil	100	100
Germantown Europe N.V.	(d)	Belgium	100	100

Name		Country of Incorporation	Equity of Ultimate Parent Entity % 2001	2000
37. PARTICULARS RELATING TO CONTROLLED ENTITIES (Continued)				
Germantown Manufacturing Company S.A. de C.V.	(b)	Mexico	**85**	85
Germantown Holdings Pty Ltd	(f)	Aust	**100**	100
Leiner Davis Gelatin International Limited	(a)	Aust	**100**	100
Leiner Davis Gelatin (N.Z.) Limited	(d)	NZ	**100**	100
Leiner Davis Gelatin Argentina SA	(d)	Argentina	**100**	100
Maramba S.R.L.	(b)	Paraguay	**100**	100
Leiner Davis Gelatin GmbH	(d)	Germany	**100**	100
Goodman Fielder do Brasil Industria e Comercio Ltda	(b)	Brazil	**100**	100
Goodman Fielder Ingredients Brasil Industria e Comercio Ltda, (formerly Leiner Davis Gelatin Brasil Industria e Comercio Ltda)	(b)	Brazil	**100**	100
Leiner Davis Gelatin Mexico S.A. de C.V.	(b)	Mexico	**100**	100
Leiner Davis Gelatin France S.A.	(d)	France	**100**	100
Starch Australasia Limited	(a)	Aust	**–**	100
Starch New Zealand Limited	(d)	NZ	**–**	100
Goodman Fielder (Japan) K.K.	(b)	Japan	**100**	100
Goodman Fielder Nominees Pty Ltd	(a)	Aust	**100**	100
Goodman Fielder Nouvelle Caledonie Ltd	(c)	N.Caledonia	**100**	100
Goodman Fielder Field Operations Limited, (formerly GF Investments (Australasia) Limited)	(a)	Aust	**100**	100
Lorabond Pty Ltd	(a)	Aust	**100**	100
Meadow Brands Philippines Inc.	(d)	Philippines	**73**	73
Moulins du Pacifique Sud SA Ltd	(c)	N.Caledonia	**99**	78
Provincial Traders Foods Pty Ltd	(a)	Aust	**100**	100
H.J. Exports Pty Ltd	(a)	Aust	**100**	100
Societe Industrielle Commerciale et Agro – Alimentaire Ltd	(c)	N.Caledonia	**97**	76
Uncle Tobys Properties Pty Limited	(a)	Aust	**100**	100
Previously controlled entities now liquidated or in liquidation				
Batmello Pty Ltd	(a)	Aust	**100**	100
Goodman Fielder Foods (Hong Kong) Limited	(d)	Hong Kong	**–**	100
Ling Sing Market Research Co Ltd	(d)	Hong Kong	**–**	100
GF BD Superannuation Pty Ltd	(a)	Aust	**100**	100
BSSP Pty Ltd	(a)	Aust	**100**	100
Defiance Trustees Pty Ltd	(a)	Aust	**100**	100
Empire Foods Limited	(d)	NZ	**100**	100
World Trade Services (UK) Ltd	(d)	UK	**100**	100
Wayrag Pty Limited	(a)	Aust	**100**	100
Leiner Davis Uruguaya de Gelatinas S.A.	(e)	Uruguay	**100**	100
GF Foods Queensland Pty Ltd	(e)	Aust	**100**	100
Allied Flour Limited	(e)	Aust	**100**	100
Murrumbidgee Milling Pty Limited	(e)	Aust	**100**	100
Quesnay Pty Ltd	(e)	Aust	**100**	100
Goodman Group Australia Investments Pty Ltd	(e)	Aust	**100**	100
Goodman Group Australia Holdings Ltd	(e)	Aust	**100**	100

Controlled entities incorporated in overseas countries carry on business in the country of incorporation.

NOTES:

(a) These controlled entities have adopted the Australian Securities and Investments Commission's class order which provides relief from the requirement to prepare audited accounts where a deed of indemnity has been entered into between the controlled entities and the parent entity to meet each other's liabilities as if they were their own. Information relating to deeds of cross guarantee are set out in Note 38.

(b) Controlled entities not required to prepare audited statutory accounts.

(c) Controlled entities audited by a firm other than Ernst & Young.

(d) Controlled entities audited by other member firms of Ernst & Young (International).

(e) These controlled entities were placed into liquidation/deregistration or liquidated/deregistered during the current or prior year.

(f) These controlled entities are relieved from the requirement to prepare audited statutory accounts by virtue of being classed as "Small Proprietary Companies".

38. DEEDS OF CROSS GUARANTEE

Goodman Fielder Limited and a number of its controlled entities are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and a Directors' report under Class Order 98/1418 (as amended by Class Order 98/2017) issued by the Australian Securities and Investments Commission.

Entities party to the Deed of Cross Guarantee represent a "Closed Group" for the purposes of the Class Order. Goodman Fielder Limited is the parent entity of the "Closed Group". Controlled entities party to the Deed of Cross Guarantee are listed in Note 37.

The consolidated Statement of Financial Performance of the Closed Group for the year ended 30 June 2001 is set out below:

	2001 $M	2000 $M
Sales revenue	2,443.7	2,447.1
Cost of sales	(1,694.5)	(1,700.0)
Gross Profit	749.2	747.1
Revenue from sale of business	101.7	11.5
Other revenue from ordinary activities	71.5	46.4
Marketing, selling and distribution expenses	(415.4)	(398.0)
Book value of business sold	(86.1)	(9.5)
Rationalisation and restructuring costs	(154.2)	(37.9)
Borrowing costs expensed	(73.6)	(75.4)
Research and development	(20.7)	(18.9)
Other expenses from ordinary activities	(185.2)	(205.4)
Profit from ordinary activities before income tax expense	(12.8)	59.9
Income tax expense attributable to ordinary activities	23.9	(8.0)
Profit from ordinary activities after income tax expense	11.1	51.9
Loss on extraordinary items	–	3.0
Income tax credit attributable to loss on extraordinary items	–	–
Loss on extraordinary items after income tax credit	–	–
Net profit	11.1	54.9

38. DEEDS OF CROSS GUARANTEE (Continued)

The consolidated Statement of Financial Position of the Closed Group as at 30 June 2001 is set out below:

	2001 $M	2000 $M
Current Assets		
Cash	**54.7**	48.8
Receivables	**290.5**	306.6
Inventories	**159.5**	162.9
Other	**15.5**	18.7
Total Current Assets	**520.2**	537.0
Non-current Assets		
Receivables	**398.6**	413.1
Financial assets	**981.0**	873.7
Property, plant and equipment	**638.2**	767.1
Intangibles	**485.1**	506.5
Deferred tax assets	**39.6**	37.4
Other	**3.4**	9.1
Total Non-current Assets	**2,545.9**	2,606.9
Total Assets	**3,066.1**	3,143.9
Current Liabilities		
Payables	**232.9**	217.0
Provisions	**156.5**	122.9
Current tax liabilities	**3.5**	15.3
Other – unearned income	**1.6**	1.0
Total Current Liabilities	**394.5**	356.2
Non-current Liabilities		
Payables	**1,158.6**	1,156.3
Provisions	**17.6**	13.9
Deferred tax liabilities	**36.3**	51.7
Other – unearned income	**0.5**	–
Total Non-current Liabilities	**1,213.0**	1,221.9
Total Liabilities	**1,607.5**	1,578.1
Net Assets	**1,458.6**	1,565.8
Equity		
Contributed equity	**1,152.8**	1,146.8
Reserves	**(92.5)**	(88.6)
Retained profits	**398.3**	507.6
Total Equity	**1,458.6**	1,565.8

39. EMPLOYEE SHARE AND OPTION PLANS

(a) Share Plans

The economic entity currently has three Share Plans in operation.

Australian Employee Share Plan and Australian Employee Share Plan (1996)

Under the first Plan, which was approved by shareholders in 1986, employees in Australia having 12 months' continuous service were each issued, subject to the approval of the Directors, up to a maximum of 500 ordinary shares in the parent entity. Under the 1996 Plan, which was approved by shareholders in 1996, permanent full-time and part-time employees in Australia having 12 months' continuous service can be issued, subject to the approval of Directors, up to a maximum of 1,000 ordinary shares in the parent entity.

The parent entity provides interest free loans to eligible employees to finance the acquisition of the shares. The loan period is 10 years and the dividends declared on the shares are used to repay the loans.

Shares were issued at a discount of 10% to the market price prevailing at the date of the offer or the date of allotment whichever was the lower under the Australian Employee Share Plan. Shares were issued at a discount not exceeding 10% to the market price prevailing at the date of allotment under the Australian Employee Share Plan (1996).

Shares were last issued in 1998. Employees are not beneficially entitled to the shares until the loan has been repaid in full.

New Zealand Employee Share Purchase Scheme

Arising from the approval by shareholders of the Australian Employee Share Plan (1996) a revised New Zealand Employee Share Purchase Plan was implemented in 1998. The Plan enabled the issue to permanent full-time and part-time employees of 12 months' continuous service subject to approval by Directors, up to a maximum of 1,000 ordinary shares in the parent entity. Owing to restrictive regulation governing Employee Share Plans in New Zealand, employees could participate only to the extent of 900 shares.

The economic entity provides interest free loans to eligible employees to finance the acquisitions of the shares in the parent entity. The loans are repaid by employees over a five year period by payroll deduction.

Shares were issued at a discount of 10% to market price prevailing at the date of offer.

Employees are not beneficially entitled to the shares until the loans have been repaid in full.

Participation in Employee Share Plans at 30 June 2001 was as follows:

Employee Share Plans	No. of Participants		No. of Shares Held in Plan		Receivable from Plan	
	2001	2000	**2001 '000**	2000 '000	**2001 $'000**	2000 $'000
Australia	**4,736**	4,954	**5,198**	5,516	**8,112**	8,907
New Zealand	**906**	928	**777**	796	**861**	1,098
	5,642	5,882	**5,975**	6,312	**8,973**	10,005

The market price per share at balance date was $1.17 (2000: $1.24).

(b) Option Plans

At the 1990 Annual General Meeting shareholders approved the establishment of an Australian Employee Share Options Plan and the Overseas Scheme. Amendments to the Plan were last approved by shareholders at the 1997 Annual General Meeting. Employee Share Options Plans could be established in various overseas countries pursuant to these approvals. As a result the economic entity has established Options Plans in Australia and New Zealand.

Australian Employee Share Options Plan

The Directors, at their discretion, nominated for participation in the 1998 General Offer, staff who were in the permanent employment of the economic entity.

Such eligible employees may acquire options to subscribe for ordinary shares in the parent entity. Options may be converted into ordinary shares at a future date at a fixed exercise price subject to meeting certain conditions.

Under the amended Plan, the exercise price of the options is determined as the fair market price of the shares at the date of offer. No consideration is payable for the acquisition of the options.

39. EMPLOYEE SHARE AND OPTION PLANS (Continued)

During the year the following share options were issued:

Number	Issue Price	Expiry Date
1,050,000*	$1.26	19 July 2010
750,000*	$1.23	4 September 2010
150,000*	$1.26	29 January 2011

* Exercise of these options is conditional upon the achievement of certain performance criteria as approved by the Directors in accordance with the terms of the Plan.

In addition, in accordance with shareholder approval in November, 1998, all options held by employees on the date of approval, the final exercise dates were extended by five years.

New Zealand Employee Share Options Plan

Employees are nominated by the Directors at their discretion. Participation so far has been restricted to management and administrative staff who are in the permanent employment of the economic entity.

Eligible employees may acquire options to subscribe for ordinary shares in the parent entity. Options may be converted into ordinary shares at a future date at a fixed exercise price subject to meeting certain conditions.

The exercise price of the options is determined as the fair market price of the shares at the date of offer. No consideration is payable for the acquisition of the options.

No share options were issued during the year.

The number of options on issue at 30 June 2001 which may be converted into ordinary shares was as follows:

Option Plan	No. of Participants		No. of Options Converted to Ordinary Shares		No. of Options on Issue	
	2001	2000	**2001 '000**	2000 '000	**2001 $'000**	2000 $'000
Australian	**4,114**	5,045	**–**	–	**21,107**	22,606
New Zealand	**1,016**	1,082	**–**	–	**1,770**	1,844
United States of America	**–**	–	**–**	–	**–**	–
	5,130	6,127	**–**	–	**22,877**	24,450

(c) Employee Share and Options Plans Limitation

At the Annual General Meeting of the company held in 1990 shareholders approved that the number of shares and options on issue at any time pursuant to the Share Plans and the Option Plans cannot exceed 10% of the total issued capital of the company.
At 30 June 2001 the relevant percentage was approximately 2.3% (2000: 2.4%).

40. SUBSEQUENT EVENT

(a) Gelatin

On 11 February 2001, the company signed the sale and purchase Agreement for the sale of the Leiner Davis business to DGF Stoess. Completion of this transaction in its current form is conditional upon ratification by the US Federal Trade Commission.

(b) Germantown

On 15 August 2001, the company announced the sale of its speciality ingredients business, Germantown International Limited, to Danisco A/S for approximately $193 million. The financial effects of this transaction will be brought to account in the six months to 31 December 2001.

Directors' Declaration

In the opinion of the Directors:

(a) the financial statements set out on pages 26 to 71, are drawn up in accordance with the Corporations Act 2001 and give a true and fair view of:

(i) the financial position as at 30 June 2001 and the performance for the financial year ended on that date of Goodman Fielder Limited and the economic entity; and

(ii) the other matters with which they deal;

(b) at the date of this declaration there are reasonable grounds to believe that the parent entity will be able to pay its debts as and when they fall due; and

(c) at the date of this declaration there are reasonable grounds to believe that the parent entity and the controlled entities identified in Note 37, will as an economic entity, be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the Deed of Cross Guarantee described in Note 38.

The financial statements comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements.

Signed at Sydney this the 21st day of September 2001 in accordance with a resolution of the Directors.

JL Peterson
Director

DLG Hearn
Director

Independent Audit Report

to the Members of Goodman Fielder

Scope

We have audited the financial report of Goodman Fielder Limited for the financial year ended 30 June 2001 as set out on pages 26 to 72, including the Directors' Declaration. The financial report includes the financial statements of Goodman Fielder Limited and the consolidated financial statements of the economic entity comprising the parent entity and the entities it controlled at the end of, or from time to time during, the financial year. The Directors of the parent entity are responsible for the preparation and presentation of the financial report. We have conducted an independent audit of the financial report in order to express and opinion on it to the members of the parent entity.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the parent entity's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Goodman Fielder Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the parent entity's and consolidated entity's financial position as at 30 June 2001 and their performance of the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Ernst & Young

SJ Ferguson
Partner

Sydney 21 September 2001

Five Year Summary

	2001 $M	2000 $M	1999 $M	1998 $M	1997 $M
Results					
Sales revenue	**3,062.5**	3,136.3	3,394.3	3,060.1	3,759.5
Other revenue	**157.5**	49.8	54.3	63.0	86.3
Total revenue	**3,220.0**	3,186.1	3,448.6	3,123.1	3,845.8
Operating profit before tax	**243.0**	252.6	216.6	245.2	245.1
Less: net interest expense	**62.1**	59.1	52.5	36.4	52.0
Operating profit before interest and tax	**180.9**	193.5	164.1	208.8	193.1
Less: tax expense	**61.5**	60.3	57.0	65.4	68.5
Outside equity interests before significant items	**1.4**	2.3	1.7	3.3	3.3
Operating profit before significant items	**118.0**	130.9	105.4	140.1	121.3
Significant items (net of tax and outside equity interests)	**(196.3)**	(47.9)	(40.0)	(7.6)	(9.9)
Operating profit (loss) after tax and significant items*	**(78.3)**	83.0	65.4	132.5	111.4
Statement of financial position					
Goodman Fielder shareholders' capital and reserves	**1,126.6**	1,281.4	1,269.9	1,355.2	1,296.8
Outside equity interests	**10.1**	10.2	9.5	10.4	10.1
Total liabilities	**1,529.7**	1,554.5	1,655.5	1,139.4	893.8
Total assets	**2,666.4**	2,846.1	2,934.9	2,505.0	2,200.7
Funds employed (net of debt and equity)	**1,848.7**	2,070.1	2,114.4	1,777.5	1,552.0
Statistics					
Ordinary dividend per share	**7.5¢**	7.5¢	7.5¢	7.5¢	6.5¢
Net tangible asset backing	**$0.42**	$0.50	$0.51	$0.77	$0.80
Earnings per share (excluding significant items)	**9.2¢**	10.3¢	8.3¢	11.1¢	9.8¢
Shareholders' funds to total assets	**42.6%**	45.4%	43.6%	54.5%	59.4%
Gearing	**62.7%**	60.3%	65.3%	30.2%	18.7%
Total number of ordinary shareholders	**52,259**	54,529	51,479	42,605	42,182
Employees	**14,299**	14,248	17,919	15,998	15,113

* Excludes extraordinary items.

Industry and Geographic Segment Data

INDUSTRY SEGMENTS	Sales External to the Economic Entity		Internal Sales		Other Revenue		Total Revenue		Segment Profit (Loss)		Assets	
	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M
Milling and Baking:												
Australia	1,003.8	1,001.3	211.4	211.9	3.8	20.4	1,219.0	1,233.6	71.6	76.5	786.4	807.2
New Zealand	282.7	278.8	82.0	56.4	9.8	4.2	374.5	339.4	35.2	37.4	197.9	199.4
Intra Segment			(214.3)	(188.4)			(214.3)	(188.4)				
Milling and Baking	1,286.5	1,280.1	79.1	79.9	13.6	24.6	1,379.2	1,384.6	106.8	113.9	984.3	1,006.6
Cereals and Snacks:												
Uncle Tobys	368.2	367.8	14.3	12.5	3.8	0.5	386.3	380.8	45.8	39.9	389.4	422.7
Bluebird	143.7	142.0	2.3	2.9	0.7	0.5	146.7	145.4	22.5	18.0	83.5	84.7
Intra Segment			(5.8)	(6.2)			(5.8)	(6.2)				
Cereals & Snacks	511.9	509.8	10.8	9.2	4.5	1.0	527.2	520.0	68.3	57.9	472.9	507.4
Edible Oils	519.8	584.5	58.4	63.8	19.8	0.4	598.0	648.7	47.9	60.9	312.0	319.1
Ingredients	385.3	313.5	5.3	6.3	11.5	1.3	402.1	321.1	30.2	13.2	433.9	410.7
International	334.7	319.6	3.0	1.6	4.4	4.8	342.1	326.0	28.6	22.5	158.2	180.2
Other	–	–	–	–	1.0	1.3	1.0	1.3	(40.8)	(30.6)	105.8	129.2
Eliminations	–	–	(163.2)	(188.6)	–	–	(163.2)	(188.6)	–	–	(0.5)	(0.5)
	3,038.2	3,007.5	(6.6)	(27.8)	54.8	33.4	3,086.4	3,013.1	241.0	237.8	2,466.6	2,552.7
Rationalisation and restructuring									(161.6)	(73.7)		
Other significant items									(51.4)			
	3,038.2	3,007.5	(6.6)	(27.8)	54.8	33.4	3,086.4	3,013.1	28.0	164.1	2,466.6	2,552.7
Discontinued Business												
Operations	24.3	128.8	6.6	27.8	98.0	12.0	128.9	168.6	2.0	14.8	(3.1)	130.6
Rationalisation and restructuring									(15.7)			
Other significant items									(21.3)			
	24.3	128.8	6.6	27.8	98.0	12.0	128.9	168.6	(35.0)	14.8	(3.1)	130.6
Unallocated	–	–	–	–	4.7	4.4	4.7	4.4	(62.1)	(59.1)	202.9	162.8
Economic entity	3,062.5	3,136.3	–	–	157.5	49.8	3,220.0	3,186.1	(69.1)	119.8	2,666.4	2,846.1

GEOGRAPHIC SEGMENTS	Sales External to the Economic Entity		Internal Sales		Other Revenue		Total Revenue		Segment Profit (Loss)		Assets	
	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M	2001 $M	2000 $M
Australia	1,964.4	2,020.5	44.3	16.0	35.3	26.5	2,044.0	2,063.0	122.9	137.8	1,597.4	1,709.1
New Zealand	520.1	500.0	40.7	27.2	10.7	5.0	571.5	532.2	69.2	64.2	364.6	356.0
Other	553.7	487.0	100.1	84.1	8.8	1.9	662.6	573.0	48.9	35.8	504.6	487.6
Eliminations	–	–	(191.7)	(155.1)	–	–	(191.7)	(155.1)	–	–	–	–
	3,038.2	3,007.5	(6.6)	(27.8)	54.8	33.4	3,086.4	3,013.1	241.0	237.8	2,466.6	2,552.7
Rationalisation and restructuring									(161.6)	(73.7)		
Other significant items									(51.4)			
	3,038.2	3,007.5	(6.6)	(27.8)	54.8	33.4	3,086.4	3,013.1	28.0	164.1	2,466.6	2,552.7
Discontinued Business												
Operations	24.3	128.8	6.6	27.8	98.0	12.0	128.9	168.6	2.0	14.8	(3.1)	130.6
Rationalisation and restructuring									(15.7)			
Other significant items									(21.3)			
	24.3	128.8	6.6	27.8	98.0	12.0	128.9	168.6	(35.0)	14.8	(3.1)	130.6
Unallocated	–	–	–	–	4.7	4.4	4.7	4.4	(62.1)	(59.1)	202.9	162.8
Economic entity	3,062.5	3,136.3	–	–	157.5	49.8	3,220.0	3,186.1	(69.1)	119.8	2,666.4	2,846.1

Information for Investors

STOCK EXCHANGE LISTINGS

Australia

Goodman Fielder Limited shares are traded on the Australian Stock Exchange being the company's home exchange. The company trades under the Stock Exchange symbol GMF and details of trading activity are published in most daily newspapers generally under the abbreviation of Goodman.

GMF's securities are also listed on the ASX Exchange Traded Options Market.

New Zealand

The company's shares are traded on the New Zealand Stock Exchange. The symbol under which the company's shares are traded is GMF. GMF's securities are listed on the New Zealand Stock Exchange Traded Options market.

United States

The company's shares are traded in the United States on the over-the-counter market in the form of American Depositary Receipts (ADRs) issued by the Bank of New York. Each ADR represents four GMF shares.

Further information about the ADR Program can be obtained from:

Andres Estay
The Bank of New York
101 Barclay Street
22nd Floor West
New York NY 10286 USA
Telephone: (212) 815 2276
Facsimile: (212) 571 3050

AUSTRALIAN STOCK EXCHANGE

Shares are traded under "CHESS", which is the common term for the centralised electronic clearing settlement and transfer system, or under Issuer Sponsorship. Both systems cater exclusively for trading without share certificates.

The company encourages shareholders to maintain their holdings by simply using one broker sponsored holding or a Company (Issuer) sponsored holding.

NEW ZEALAND STOCK EXCHANGE

In New Zealand, the system catering for electronic clearing, settlement, transfer and registration of traded shares has been functioning successfully for several years. The system is known as "FASTER" and operates in a manner similar to "CHESS" in Australia.

TAX FILE NUMBERS

Australian resident shareholders

It is important that Australian resident shareholders, including children, have their Tax File Number or exemption details noted by the Share Registry. While it is not compulsory to provide a Tax File Number or exemption details, the company is required by law to deduct tax at the top marginal rate plus Medicare Levy (currently a total rate of 48.5 per cent) from unfranked dividends paid to Australian resident shareholders who have not supplied these details.

New Zealand shareholders

Submission of an IRD Number on the appropriate form is not required, since dividends in New Zealand currency and paid to New Zealand residents are sourced from Australia.

REMOVAL FROM FULL YEAR AND HALF YEAR REPORT MAILING LISTS

Shareholders who do not wish to receive either the full year report or the half year report or who are receiving more than one copy should advise our Share Registry in writing. These shareholders will continue to receive all other shareholder information. Any of these reports are available free of charge on request.

DIRECT PAYMENT TO SHAREHOLDERS' BANK ACCOUNTS

Dividends may be paid directly into bank accounts in Australia and New Zealand. In addition, dividends may also be paid directly into credit union and building society accounts in Australia only. These payments are electronically credited on the dividend date and confirmed by mailed payment advices. Shareholders who want to receive their dividends in this way should advise our Share Registry in writing before books closing date.

CHANGE OF ADDRESS

Shareholders who have changed address should advise the Share Registry in writing.

SHAREHOLDER PLANS

Shareholders have authorised the implementation of two Shareholder Plans as detailed. Participation is limited to 20,000 shares in combination for both Plans.

Share Election Plan

In September, 1998, the company suspended operation of the Share Election Plan. Changes effective 1 July 1998 to the Income Tax Law introduced as a response to Corporate Law changes meant that any tax benefit obtained by Australian shareholders' receiving bonus shares in lieu of dividends has been removed. Effectively, bonus shares issued pursuant to the Plan may be characterised as payments in substitution for dividends and accordingly taxed as such. New Zealand shareholders have been subject to tax on bonus shares for some time.

Dividend Reinvestment Plan

Under this Plan, shareholders may elect to reinvest their dividends in fully paid ordinary shares in the company. The discount on market price under this Plan is currently 2.5 per cent.

NEW ZEALAND CURRENCY DIVIDEND

Tax laws and the company's constitution allow for the payment of New Zealand currency dividends from Australia.

New Zealand shareholders not currently receiving a New Zealand currency dividend, but wishing to do so, should contact our Share Registry who will arrange for the completion of the required forms in writing.

Unfranked dividends paid from Australia will have 15 per cent Australian withholding tax deducted prior to payment. New Zealand resident shareholders will receive a tax credit for this Australian tax paid. However, where unfranked dividends are sourced from the company's Foreign Dividend Account, no withholding tax is deducted on behalf of non-residents for Australian Taxation purposes.

EMPLOYEE SHARE AND OPTIONS PLAN

Particulars of the company's Share and Options Plan are provided in Note 39 of this report.

VOTING RIGHTS

Ordinary shares

On a show of hands, every member present in person or represented by a proxy or representative shall have one vote and on a poll every member who is present in person or represented by a proxy or representative shall have one vote for every share held by them.

Shareholders may only appoint a maximum of two proxies to represent them at General Meetings. If a shareholder has appointed two proxies only the first-named proxy may vote on a show of hands. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

Share options

The options carry no voting rights.

HOLDING OF SECURITIES

10 September 2001

	No. of Holders	No. of Securities	% Held by 20 Largest Holders of Each Class
Listed Securities			
Fully paid ordinary shares	52,259	1,281,600,146	64.70
Unlisted Securities			
Share Options			
Ordinary shares, if exercised before 29 January 2011	5,130	33,967,000	70.33

DISTRIBUTION OF SHAREHOLDINGS AND SHAREHOLDERS

For Listed Ordinary Shares as at 10 September 2001

Size of Holding	No. of Ordinary Shareholders	No. of Ordinary Shares Held
1-400	6,986	1,134,239
401-1,000	8,810	5,701,675
1,001-5,000	22,858	63,214,700
5,001-10,000	7,823	58,644,588
10,001-100,000	5,516	125,419,736
100,001-1,000,000	207	62,139,385
1,000,001-5,000,000	34	82,376,429
5,000,001 and over	25	882,969,394
Total	52,259	1,281,600,146

Registered Address	No. of Ordinary Shareholders	No. of Ordinary Shares Held
Australia	38,373	1,213,486,506
New Zealand	13,247	61,471,741
United Kingdom	147	808,011
United States of America	103	619,014
Hong Kong	63	1,038,973
Singapore	57	872,910
Other	269	3,302,991
Total	52,259	1,281,600,146

SUBSTANTIAL SHAREHOLDERS

The following shareholders are registered by the company as substantial shareholders, having declared on the dates shown and in accordance with the Corporations Law, a relevant interest in the voting shares so shown.

Holder	No. of Ordinary Shares Held	% of Capital
Perpetual Trustees Ltd – 23 Mar. 2001	184,009,851	14.36
Maple-Brown Abbott Ltd – 22 Jan. 2001	140,996,772	11.00
ING Australia Ltd – 30 Apr. 2001	63,936,541	4.99

TWENTY LARGEST HOLDERS AS PER THE SHARE REGISTER AS AT 10 SEPTEMBER 2001

Name of Holder	No. of Fully Paid Ordinary Shares Held	% of Fully Paid Ordinary Shares Held
National Nominees Ltd Group	171,385,327	13.37
Chase Manhattan Group	148,277,667	11.57
Westpac Banking Group	114,997,333	8.97
Perpetual Trustees Australia Ltd Group	66,220,560	5.17
MLC & Capita Group	50,464,375	3.94
ANZ Banking Group	45,772,388	3.57
AMP Ltd Group	40,480,751	3.16
ING Life Limited Group	29,541,662	2.31
Queensland Investment Corporation	25,932,250	2.02
Citicorp Nominees Pty Ltd	21,722,782	1.69
Commonwealth Bank Group	18,354,422	1.43
JP Morgan Custodial Services Pty Ltd	16,111,828	1.26
Commonwealth Superannuation Board	16,053,231	1.25
Commonwealth Custodial Services Ltd	13,458,587	1.05
RBC Global Services Australia Nominees Pty Ltd	12,289,165	0.95
Victorian Super Board	10,751,927	0.84
Brispot Nominees Pty Ltd	10,511,234	0.82
Goodman Fielder Nominees Pty Ltd (as Trustee for Employee and Director Shares)	6,926,208	0.54
Suncorp Ltd Group	5,962,617	0.47
Argo Investments Group	4,034,858	0.31
Total	829,249,172	64.70

02 JAN 18 AM 8:12

Notice of Annual General Meeting

2001

Goodman Fielder

Notice is hereby given that the Annual General Meeting of the Members of Goodman Fielder Limited (the Company) will be held at The Wesley Centre, 220 Pitt Street, Sydney, New South Wales, Australia on Friday 16th November, 2001 at 10:00am.

Goodman Fielder Limited Incorporated in New South Wales, Australia (ABN 44 000 003 958)

Index

Notice of Meeting

Agenda

Ordinary business

1. Receipt of Accounts and Reports

To receive and consider the Balance Sheet as at 30th June, 2001 and the Profit and Loss Accounts for the year ended on that date, together with the Group Accounts of the Company and its controlled entities and the Reports of the Directors and Auditors thereon.

2. Appointment of Directors

a) Ms C.B. Livingstone, having been appointed by the Board during the year to fill a casual vacancy since the previous Annual General Meeting and who will retire in accordance with Article 14.3 (a) of the Company's Constitution, being eligible, offers herself for re-appointment.

b) Mr D.A. McKay, having been appointed by the Board during the year to fill a casual vacancy since the previous Annual General Meeting and who will retire in accordance with Article 14.3 (a) of the Company's Constitution, being eligible, offers himself for re-appointment.

c) Mr J.L. Peterson, who will retire by rotation in accordance with Article 14.3(b) of the Company's Constitution, being eligible, offers himself for re-appointment.

Special business

3. Grant of Share Options to Mr T.P. Park and Approval for the Company to enter into a Share Option Deed with Mr T.P. Park

Mr T.P. Park joins the Company as its Chief Executive and Managing Director in October, 2001. Mr Park's remuneration package includes incentive based elements. The Directors have agreed to grant Mr Park share options to take up 3,000,000 ordinary shares in the Company. A further entitlement of up to 2 million options will depend upon a review by the Board of Mr Park's performance at the end of the second year of his contract. The grant of these options is subject to shareholder approval. For details, please see the Explanatory Notes.

To consider and if thought fit pass the following resolution as an Ordinary Resolution:

THAT approval be and is hereby given:

A. Under and for the purposes of Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited for:-

i) the grant to Mr T.P. Park of the options in accordance with the terms of the Share Option Deed, a copy of which was set out as Annexure "A" in the Notice of Meeting at which this resolution was considered, to subscribe for up to 5,000,000 ordinary shares in the capital of the Company (or such adjusted number and description of shares as may result from the operation of the Share Option Deed); and

ii) the allotment to Mr T.P. Park of up to 5,000,000 ordinary shares in the capital of the Company (or such adjusted number and description of shares as may result from the operation of the Share Option Deed) upon the valid exercise of the options described in paragraph (a) subject to and in accordance with those terms; and

B. Under and for the purposes of Chapter 2E Part 2E.1 Division 3 of the Corporations Act for the Company to enter into a deed with Mr T.P. Park substantially in the form of the Share Option Deed a copy of which was set out as Annexure "A" in the Notice of Meeting at which this resolution was considered, and for the Company to confer on Mr T.P. Park the financial benefits the Company is required to provide under that deed."

Voting Restriction

Please note that any vote cast on this resolution by Mr T.P. Park, and any associate of his, shall be disregarded, provided that it need not be disregarded if it is cast by a person (including the person chairing the meeting) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form.

By order of the Board

I.M. Gilmour
Secretary

Dated this 21st day of September, 2001 at Sydney

Explanatory Notes

Resolution 3 – Mr T.P. Park – Grant Of Options.

Proposal

The Directors were pleased to advise you that agreement had been reached with Mr T.P. Park to commence as Chief Executive Officer and Managing Director in October, 2001. It is intended that, subject to approval of shareholders, the Company enter into a Deed for the grant to Mr Park of 3,000,000 Options. The deed also grants 2,000,000 further options, the entitlement to exercise some or all of which would be dependent upon a review of Mr Park's performance to be carried at the end of the second year of his contract.

Remuneration package for Mr Park

Your Directors have negotiated a remuneration package for Mr Park, elements of which are as follows:

Base

- Total Remuneration Package (TRP) – $1.2 million

Performance Related

- Annual Incentive
- Long Term Incentive Plan – this is a three year rolling plan available to senior executives of the Company; the first payout can occur at the conclusion of year 3 (2004).
- Grant of Stock options – 3 million options with an exercise price set the day preceding Mr Park's agreement to sign his service contract – $1.27; 2 million options the exercise of all or part of which is subject to a performance review by the Board at the conclusion of year 2. The exercise price for the 2 million options will be market price in 2 years time. Exercise is subject to achieving both time hurdles and share price hurdles (as set out in detail as follows).

Hewitt Associates, who have assisted the Board in the formulation of the remuneration package, believe the package to be reasonable having regard to Mr Park's situation and the Company's situation.

The deed covering the issue of the Options is attached as Annexure "A" to the Notice of Meeting, but the main aspects are set out below. All future dates below are worked out on the assumption that the deed is signed immediately after the 2001 AGM.

Number and Issue Price of Options:	3 tranches of 1,000,000 options each to subscribe for ordinary shares in Goodman Fielder, and 2 tranches each of 1,000,000 options to subscribe for ordinary shares in Goodman Fielder, the exercise of all or part of which is subject to a performance review by the Board after 2 years. The options will be issued for nil consideration.
Exercise Price:	3 tranches – $1.27, being the weighted average market price for 5 trading days before 6th September, 2001, the day on which Mr Park agreed to join the Company as its Managing Director and Chief Executive. 2 tranches – Weighted average market price for 5 days before 16th November, 2003, the second anniversary of the 2001 AGM.
Life of Options:	10 years from 2001 AGM (unless terminated earlier, as discussed below).

First Available Dates: 1st tranche – 16th November, 2003 – 24 months after 2001 AGM

2nd tranche – 16th November, 2004 – 36 months after 2001 AGM

3rd tranche – 16th November, 2005 – 48 months after 2001 AGM

4th tranche – 16th November, 2004 – 36 months after 2001 AGM

5th tranche – 16th November, 2005 – 48 months after 2001 AGM

Performance Hurdle: The performance measure to be met before options can be exercised is that the market price of Goodman Fielder shares on the day of exercise must be greater than the following prices:

- 1st tranche – $1.70
- 2nd tranche – $1.90
- 3rd tranche – $2.10

and assuming a satisfactory review of Mr Park's performance in Year 2

- 4th tranche – Market price 2 years after 2001 AGM + 30 cents
- 5th tranche – Market price 2 years after 2001 AGM + 50 cents

Adjustments

Adjustments are made to the performance measure for bonus issues. The issue price or the number of shares or both is adjusted for bonus issues, rights issues and reorganisations.

Early Exercise

In the event of a change of control of the Company:

- options in the 1st, 2nd and 3rd tranches are immediately exercisable;
- options in tranches 4 and 5 (assuming a satisfactory review of Mr Park's performance in Year 2) are immediately exercisable if the change of control occurs after 2 years.
- the performance hurdle price does not have to be met if an option is exercised within 12 months of the change of control; and
- after that 12 months, an unexercised option reverts to its usual terms

If Mr Park's 5 year service agreement expires without being renewed, or if Mr Park's employment terminates before expiry of the service agreement (or any renewal of it) because the Company gives notice, or Mr Park becomes redundant, retires, is incapacitated or dies:

- only those tranches whose first available date occurs no later than 12 months after the termination of employment are exercisable;
- those options must be exercised within 12 months of the termination of employment; and
- the performance hurdle price must be met.

Termination

If Mr Park's service agreement is terminated for cause without notice, or if Mr Park resigns, Mr Park will not have any entitlement to options in tranches whose First Available date has not been reached. Mr Park remains entitled to tranches whose first available date has passed, but has only 30 days to exercise and the performance hurdle must be met.

Illustration of benefits which would accrue to option holder under the following assumptions:

a) The performance hurdle price is met.

b) Tranches are exercised on the first day they can be exercised in normal circumstances i.e. 24 months, 36 months and 48 months after shareholder approval.

c) The market price on the date of exercise is equal to the performance hurdle price i.e. $1.70, $1.90, $2.10, $2.00* and $2.20*.

* assuming market price in 2 years time is $1.70.

d) Exercise price for the first 3 tranches is $1.27.

	First Tranche	Second Tranche	Third Tranche	Fourth Tranche	Fifth Tranche
Period from date of issue	24 months	36 months	48 months	36 months	48 months
Number of options	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Exercise Price	$1.27	$1.27	$1.27	$1.70	$1.70
Performance Hurdle Price	$1.70	$1.90	$2.10	$2.00	$2.20
Market Price	$1.70	$1.90	$2.10	$2.00	$2.20
Increase in total market capitalisation of Goodman Fielder based on present issued capital and market price at date of grant	$551 Million (33.9%)	$807 Million (49.6%)	$1,064 Million (65.4%)	$936 Million (57.5%)	$1,192 Million (73.2%)
Benefit to option holder – Gross	$430,000	$630,000	$830,000	$300,000	$500,000
– After tax at marginal rate	$221,450	$324,450	$427,450	$154,500	$257,500
Benefit to option holder after tax as a percentage of increase in total market capitalisation	0.0402%	0.0402%	0.0402%	0.0165%	0.0216%

Note: The foregoing calculations provide a guide to quantifying the possible benefit that Mr Park may receive. Any potential benefit to Mr Park (and the increase in total market capitalisation) is of course lower in terms of 2001 present value, after applying an appropriate discount rate.

The possible benefit that Mr Park may receive significantly exceeds the current theoretical value of the options. Conventional option pricing models would attribute a lower value to the option tranches at date of grant because they take account of the following information:

- the market price at the date of grant ($1.27) is the same as the exercise price ($1.27);
- the market price at date of grant is substantially less than the hurdle prices ($1.70, $1.90, $2.10, $2.00 and $2.20) and there is a possibility that those hurdles may never be achieved.

Accordingly, the options may expire unexercised and the tranches may prove to be worthless. This possibility erodes their total value.

In circumstances of a change of control of the Company tranches 1,2 and 3 may be exercised prior to the first available date (24 months after date of grant) and without the performance hurdle price being achieved.

Taxation and Use of Funds

There are no adverse taxation consequences for the Company arising from this proposed transaction. Any funds raised from the issue of shares on exercise of any options would be used for working capital.

Approvals

- ASX Listing Rule 10.11 provides that a Director may only participate in an issue of options over unissued shares if the issue receives prior approval by ordinary resolution at a general meeting of shareholders.
- If the approval is given under ASX Listing Rule 10.11, then because there is an exception to ASX Listing Rule 7.1, further approval is not needed under ASX Listing Rule 7.1, which operates to restrict the number of securities a company may issue without shareholder approval.
- Section 208 of the Corporations Act prohibits a public company from giving a financial benefit to a related party without member approval unless the benefit concerned falls within an exemption. The Board believes the benefit does fall within an exemption; nevertheless it is considered desirable to seek shareholder approval under chapter 2E of the Corporations Act for the option deed and for any financial benefits (namely options) to be conferred on Mr T.P. Park in accordance with the provisions of the option deed.

Voting Exclusion Statement

In respect of Resolution 3, the Company will disregard any votes cast on a resolution by:

- Mr Park; and
- any associate of Mr Park.

However, the Company need not disregard a vote if it is cast by a person (including the person chairing the meeting) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form.

Recommendation of Directors

Each of the other Directors, namely: Mr J.L. Peterson, Sir Dryden Spring, Mr J.R Grant, Mr N.C. Lister, Mrs J. Holmes à Court, Ms C.B. Livingstone, Mr D.L.G.Hearn and Mr D.A. McKay, recommend these resolutions to shareholders because they believe that the proposals will provide Mr Park with strong incentive to develop the performance of the Company and create value for its shareholders.

None of the Directors of the Company has any interest in the outcome of the proposed resolutions except to secure the services of Mr T.P. Park as Chief Executive.

Appendix A

Share Option Deed

Goodman Fielder Limited ACN 000 003 958

Contents

Share Option Deed

Date

Parties

Goodman Fielder Limited ACN 000 003 958 (the "**Company**")

Thomas Pearson Park of [_____________________________] (the "**Grantee**")

Recitals

A. The Company has agreed to appoint the Grantee as Managing Director and Chief Executive Officer of the Company.

B. In return for the Grantee agreeing to serve in that capacity and executing the Service Agreement, the Company has agreed to grant the Grantee Options over unissued Shares.

Operative Provisions

1. Interpretation

1.1 Definitions

The following definitions apply in this document.

"**Approval Date**" means the date of this deed.

"**ASIC**" means Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Available Date**" means (unless that day is not a Business Day, in which case it means the last Business Day before that day):

(a) for an Option in the First Tranche, the day 24 months after the Approval Date;

(b) for an Option in the Second Tranche, the day 36 months after the Approval Date;

(c) for an Option in the Third Tranche, the day 48 months after the Approval Date;

(d) for an Option in the Fourth Tranche, the day 12 months after the Review Date; and

(e) for an Option in the Fifth Tranche, the day 24 months after the Review Date.

"**Business Day**" means a day on which ASX is open for trading.

"**Corporations Act**" means the Corporations Act 2001 (Cth).

"**End Date**" means the day 120 months after the Approval Date (unless that day is not a Business Day, in which case it means the next Business Day after that day).

"**Exercise Date**" means the date on which the Grantee exercises an Option.

"**Exercise Period**" means for a Tranche the period specified in clause 5.3.

"**Group**" means the Company and its subsidiaries.

"**Initial Issue Price**" means:

(a) for the First Tranche, the Second Tranche and the Third Tranche – $1.27, being the amount found by dividing the total of the sale prices of Shares on the ASX for the 5 Business Days before the day on which the Service Agreement was signed by the number of Shares sold on those days (but excluding sales reported on those days under the business Rules of ASX as special crossings, New Zealand Stock Exchange purchases or sales, recognised overseas stock exchange purchases or sales or option exercises); and

(b) for the Fourth Tranche and the Fifth Tranche – the amount found by dividing the total of the sale prices of Shares on the ASX for the 5 Business Days before the Review Date by the number of Shares sold on those days (but excluding sales reported on those days under the business Rules of ASX as special crossings, New Zealand Stock Exchange purchases or sales, recognised overseas stock exchange purchases or sales or option exercises).

"**Issue Price**" means the Initial Issue Price, adjusted in accordance with this deed up to the Exercise Date of the Option on whose exercise the Grantee is subscribing for a Share.

"**Listing Rules**" means the Official Listing Rules of ASX.

"**Option**" means a right to subscribe for a Share granted by the Company to the Grantee under clause 3.1 or clause 3.2.

"**Performance Hurdle**" means for an Option that at any time on the day that the Option is exercised by giving notice under clause 6.1, the sale price of Shares on the ASX (excluding sales reported on those days under the business Rules of ASX as special crossings, New Zealand Stock Exchange purchases or sales, recognised overseas stock exchange purchases or sales or option exercises) has been at least as great as the hurdle price under the following 2 step formula:

Step 1

For each bonus issue of Shares made between the Approval Date and the Exercise Date, adjust the Issue Price like this:

$$IP = FIP \times \left[\frac{N}{N+1} \right]$$

Where:

FIP is the Issue Price before the bonus issue.

N is the number of Shares a shareholder must have to get 1 new Share under the bonus issue.

Step 2

Apply this formula to find the hurdle price:

$$HP = \frac{IP \times IHP}{IIP}$$

Where:

HP is the hurdle price.

IP is the Issue Price (adjusted under step 1 if there has been a bonus issue).

IIP is the Initial Issue Price.

IHP is $1.70 for an Option in the First Tranche, $1.90 for an Option in the Second Tranche, $2.10 for an Option in the Third Tranche. For an Option in the Fourth Tranche, IHP is the aggregate of 30 cents and the Issue Price (adjusted under step 1 if there has been a bonus issue) and for an Option in the Fifth Tranche, IHP is the aggregate of 50 cents and the Issue Price (adjusted under step 1 if there has been a bonus issue).

"**Review Date**" means the second anniversary of the Approval Date.

"**Service Agreement**" means an agreement dated 6 September 2001 between the Grantee and the Company for employing the Grantee as Chief Executive Officer and Managing Director of the Company.

"**Share**" means an ordinary share in the Company.

"**Tranche**" means a tranche of Options for 1,000,000 Shares granted under clause 3.1 or clause 3.2.

1.2 Rules for interpreting this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a) A reference to:

(i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii) a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v) anything (including a right, obligation or concept) includes each part of it.

(b) A singular word includes the plural, and vice versa.

(c) A word which suggests one gender includes the other genders.

(d) If a word is defined, another part of speech has a corresponding meaning.

(e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The words "**voting power**" and "**subsidiary**" have the same meanings as in the Corporations Act.

2. Approval By Shareholders

The parties acknowledge that the terms of this deed and the issues of securities it contemplates were approved at the Annual General Meeting of the Company's shareholders on 16 November 2001 for the purposes of Listing Rule 10.11 and for section 208 of the Corporations Act.

3. Grant Of Options

3.1 Grant of First Tranche, Second Tranche and Third Tranche

The Company must immediately after the Approval Date grant to the Grantee options to subscribe for 3,000,000 Shares in the Company in 3 equal Tranches of options for 1,000,000 Shares called the "First Tranche", the "Second Tranche" and the "Third Tranche".

3.2 Grant of Options in Fourth Tranche and Fifth Tranche

The Company must immediately after the Approval Date grant to the Grantee options to subscribe for 2,000,000 Shares in the Company in two equal Tranches of options for 1,000,000 Shares called the "Fourth Tranche" and the "Fifth Tranche". The Options in those Tranches are granted subject to clause 8.3.

3.3 Certificates

Upon grant of the Options, the Company must give the Grantee a certificate for the Options in each Tranche stating the terms of their issue set out in this deed. Upon exercise of some Options in a Tranche the Company must issue a new certificate for the remaining Options in that Tranche.

3.4 Personal

The Options are personal to the Grantee, who must not assign, transfer or dispose of them. Any purported assignment, transfer or disposal is void as against the Company. Only the Grantee, a trustee in bankruptcy of the Grantee, or a legal personal representative of the Grantee may exercise an Option.

3.5 Reports

Until all Options have lapsed, the Company must send to the Grantee every document it sends to its shareholders.

4. Issue Price

4.1 Issue Price

When subscribing for a Share on exercise of an Option, the Grantee must pay to the Company the Issue Price.

4.2 Performance Hurdle

Except as set out in clause 5.4, no Option can be exercised unless the Performance Hurdle for that Option is reached on the day that the Option is exercised.

5. Right To Exercise A Tranche

5.1 Exercise in whole or part

Subject to clause 5.4, the Grantee may exercise some or all of the Options in a Tranche on one or more occasions during the Exercise Period, but must exercise Options for at least 100,000 Shares on each occasion (including on exercise under clause 5.4). Except as set out in clause 5.4, the Grantee may not exercise an Option in a Tranche outside the Exercise Period for that Tranche.

5.2 Lapse of Options

An Option lapses:

(a) when it is exercised;

(b) at the end of the Exercise Period of the Tranche of that Option; or

(c) as provided in clauses 5.4 and 8.3.

5.3 Exercise Period

Except as set out in clause 5.4, the Exercise Period for a Tranche starts on the Available Date and ends on the End Date.

Appendix A

5.4 Special events and Option exercise

The following events affect the exercise of Options as indicated:

Item	Event	Effect
1	A person's voting power in the Company becomes greater than 50%, but: (a) if that person's voting power would still be less than 50% but for acceptances of a takeover offer subject to any defeating condition, then this event is taken not to have occurred until for every such condition, either: (i) the offer has been declared free of the condition in accordance with section 650F of the Corporations Act; or (ii) the condition has been fulfilled at the end of the offer period; and (b) this event is taken not to have occurred if it occurs in a reorganisation or restructure of the Company which does not change the control of the Company.	(a) If this item 1 event occurs before the Review Date, the Grantee may before or after the Available Date for the Tranche choose to exercise some or all of the Options in the First Tranche, the Second Tranche or the Third Tranche even if the Performance Hurdles for the Options have not been reached. (b) If this item 1 event occurs on or after the Review Date, the Grantee may before or after the Available Date for the Tranche choose to exercise some or all of the Options in any Tranche even if the Performance Hurdles for the Options have not been reached. However, exercise of any Option in the Fourth Tranche or the Fifth Tranche remains subject to clause 8.3. (c) An Option must be exercised for this item 1 event on or before the earlier of: (i) the End Date; and (ii) the day 12 months after the occurrence of this item 1 event. (d) Any Option which is not exercised for this item 1 event within the time limit in (c) above may be exercised during its Exercise Period or as provided elsewhere in this clause 5.4 if the Performance Hurdle for that Option is reached on the day that the Option is exercised. (e) An Option may not be exercised for this item 1 event if an event described in item 2, 3, 4, 5, 6 or 7 below has occurred before this item 1 event.
2	Either of the following events occurs: (a) the Company terminates the employment of the Grantee under clause 11.1 of the Service Agreement which entitles the Company to terminate immediately without notice (or under a corresponding provision in any service agreement between the Company and the Grantee which replaces the Service Agreement); or	(a) If an item 1 event referred to above has already occurred, all rights under item 1 lapse at the end of the day 60 days after the termination of the employment. (b) Subject to (a) above, any Option whose Available Date is later than the termination of the employment lapses immediately. (c) Subject to (a) above, the Exercise Period of all other Options expires on the earlier of:

Item	Event	Effect
	(b) the Grantee resigns his employment in accordance with clause 11.3 of the Service Agreement (or under a corresponding provision in any service agreement between the Company and the Grantee which replaces the Service Agreement).	(i) the End Date; and (ii) the day 30 days after the termination of the employment.
3	Any of the following events occurs: (a) the employment of the Grantee ceases upon expiration of the term of the Service Agreement without being replaced by another service agreement between the Company and the Grantee; (b) the employment of the Grantee ceases upon expiration of the term of any such other service agreement replacing the Service Agreement; (c) the Company terminates the employment of the Grantee by giving a period of notice or by making a payment instead of notice in accordance with clause 11.2 of the Service Agreement (or under a corresponding provision in any service agreement between the Company and the Grantee which replaces the Service Agreement); (d) the Grantee's position of Chief Executive Officer and Managing Director becomes redundant; (e) the Grantee retires at the age of 60 years or more; (f) the Company terminates the employment of the Grantee due to illness under clause 11.5 of the Service Agreement (or under a corresponding provision in any service agreement between the Company and the Grantee which replaces the Service Agreement); (g) the employment of the Grantee terminates due to the permanent disablement of the Grantee for employment; (h) the Grantee dies; or (i) The Service Agreement is terminated in some way other than those ways expressly set out in this item 3 or in item 2 above and without being replaced by another service agreement between the Company and the Grantee.	(a) If an item 1 event referred to above has already occurred, any rights under item 1 are not affected by the occurrence of any of these item 3 events. (b) Subject to (a) above, any Option whose Available Date is later than the day 12 months after the first of these item 3 events to occur immediately lapses. (c) Subject to (a) above, the Exercise Period of all other Options expires on the earlier of: (i) the End Date; or (ii) the end of the day 12 months after the first of these item 3 events to occur.

Appendix A

Item	Event	Effect
4	The Company's Shares are delisted, or withdrawn from admission to trading status (unless this occurs in connection with a reorganisation or restructure and any unexercised Option can in the opinion of the board of the Company be reorganised under clause 7.1).	(a) If an item 1 event referred to above has already occurred, any rights under item 1 are not affected by the occurrence of this item 4 event. (b) If an event referred to in item 2 or 3 above or in item 7 below has occurred, any rights under those items are not affected by the occurrence of this item 4 event, except that by written notice to the Grantee the Company may end the Exercise Period of any Option on a day at least 2 months after the giving of that notice. (c) Subject to (a) and (b) above, any Option whose Available Date is later than the day 2 months after this item 4 event immediately lapses. (d) Subject to (a) and (b) above, the Exercise Period of all other Options expires on the earlier of: (i) the End Date; and (ii) the end of the day 2 months after this item 4 event. (e) This item 4 event has no effect on any Option if an item 5 event or item 6 event referred to below has already occurred.
5	A court orders that a meeting be convened to consider a scheme of arrangement or compromise under Part 5.1 of the Corporations Act which alone or with a reduction of capital will if approved affect the Company's Shares and any Unexercised Option cannot in the opinion of the Board of the Company be reorganised under clause 7.1.	(a) If an item 1 event referred to above has already occurred, any rights under item 1 are not affected by the occurrence of this event. (b) If an event referred to in items 2 or 3 above or in item 7 below has occurred, any rights under those items are not affected by the occurrence of this item 5 event, except that by written notice to the Grantee the Company may end the Exercise Period of any Option on a day at least 2 months after the giving of that notice. (c) Subject to (a) and (b) above, any Option whose Available Date is later than the day 2 months after this item 5 event immediately lapses. (d) Subject to (a) and (b) above, the Exercise Period of all other Options expires on the earlier of: (i) the End Date; and (ii) the end of the day 2 months after this item 5 event. (e) This item 5 event has no effect on any Option if an item 4 event referred to above or an item 6 event referred to below has already occurred.

Item	Event	Effect
6	The Grantee as a holder of Options, or any holder of the Company's Shares, becomes liable to a process by which any of the Options or any Shares are subject to compulsory acquisition or cancellation, for example, because: (a) the conditions for giving a notice under section 414(2) of the Corporations Act are satisfied; (b) the conditions for giving a notice under section 661B of the Corporations Act are satisfied; (c) section 662A applies and a notice must be given under section 662B of the Corporations Act; (d) section 663A becomes applicable and a bidder must give a notice to the Grantee under section 663B of the Corporations Act; (e) the requirements of section 664A(3) of the Corporations Act for compulsory acquisition are satisfied; or (f) section 665A becomes applicable to any Option and a 100% holder of Shares must offer to buy out the Grantee as holder of the Option.	(a) If an item 1 event referred to above has already occurred, any rights under item 1 are not affected by the occurrence of this event. (b) If an event referred to in items 2 or 3 above or in item 7 below has occurred, any rights under those items are not affected by the occurrence of this item 6 event, except that by written notice to the Grantee the Company may end the Exercise Period of any Option on a day at least 2 months after the giving of that notice. (c) Subject to (a) and (b) above, any Option whose Available Date is later than the day 2 months after this item 6 event immediately lapses. (d) Subject to (a) and (b) above, the Exercise Period of all other Options expires on the earlier of: (i) the End Date; and (ii) the end of the day 2 months after this item 6 event. (e) This item 6 event has no effect on any Option if an item 4 event or an item 5 event referred to above has already occurred.
7	The board of the Company considers that a special circumstance of a kind not contemplated by this deed has affected the Options in any Tranche in a way which is inequitable to either party.	(a) If an item 1 event referred to above has already occurred, any rights under item 1 are not affected by the occurrence of this item 7 event. (b) Subject to the Corporations Act and the ASX Listing Rules, the board of the Company may vary the Available Date of Options in that Tranche or bring forward the End Date of Options in that Tranche.

6. Manner of Exercise of a Tranche

6.1 Exercise notice

The only way the Grantee can exercise an Option in a Tranche is by giving to the secretary of the Company:

(a) the certificate for the Tranche;

(b) a notice to the Company signed by the Grantee stating that the Grantee exercises a specified number of Options from a specified Tranche; and

(c) payment to the Company of the Issue Price for all of the Shares to be issued under the Options so specified, either in cleared funds or by providing to the Company an irrevocable direction to a broker to sell the Shares immediately and to pay to the Company the Issue Price from the proceeds of sale of the Shares.

6.2 Trustee or representative

A legal personal representative or trustee in bankruptcy of the Grantee exercising an Option must give to the Company whatever information the directors of the Company reasonably require to establish the entitlement of the representative or trustee to act in that capacity.

6.3 Issue of Shares

Subject to clause 6.4, the Company must no later than 15 Business Days after delivery of the items required by clauses 6.1 and 6.2:

(a) issue to the Grantee 1 Share (ranking equally with the Shares on issue at the Exercise Date) for each Option exercised (plus or minus any further Shares required by the adjustments in clause 7;

(b) give to the Grantee a holding statement or certificate for the Shares so issued; and

(c) cancel the certificate for the Tranche and give the Grantee a replacement certificate for any remaining Options in the Tranche.

6.4 Exercise between dividend announcement and record date

If an Option is exercised after the announcement by the Company to the ASX of the amount of a dividend and its payment date, and before the record date for identifying shareholders entitled to payment of that dividend, then the Company may defer the issue of the Shares to the Grantee until after the record date.

6.5 Quotation of Shares

The Company must promptly apply for quotation on ASX of the Shares issued on exercise of an Option.

7. Adjustment

7.1 Reorganisation of capital

If any of the following occur while an Option remains unexercised, the number of Options or the Issue Price, or both, must be adjusted as provided in the Listing Rules:

(a) a consolidation of the Company's share capital;

(b) a subdivision of the Company's share capital;

(c) a return of capital;

(d) a pro rata cancellation of capital.

In any other reorganisation of capital, the number of Options or the Issue Price or both must be reorganised so that the Grantee will not receive a benefit that the Company's shareholders do not receive. This clause permits a rounding up of the number of Shares to be received on exercise or a change in the underlying securities to be received on exercise if the rounding up or the change in underlying securities for the purposes of reorganisation is approved by shareholders of the Company at the shareholders' meeting which approves the reorganisation.

7.2 Pro rata issue

If there is a pro rata issue of Shares (except a bonus issue) the Issue Price must be reduced according to the formula in the Listing Rules.

7.3 Bonus issue

If there is a bonus issue of Shares, the number of Shares over which an Option is exercisable must be increased by the number of Shares which the Grantee would have received if the Option had been exercised before the record date for the bonus issue.

7.4 Cumulative adjustments

If more than one adjustment is required by this clause 7, each adjustment must be made in the order the relevant events occurred, and the adjustments are cumulative.

7.5 Notice of adjustment

Whenever the number of Shares to be issued on exercise of an Option or the Issue Price for a Share to be issued on exercise of an Option is adjusted under this clause, the Company must notify the Grantee and the ASX of the adjustment.

7.6 No Participation

Except by an adjustment provided for in this clause 7, the Grantee may not participate as holder of an Option in new issues of Shares unless the Grantee exercises that Option as permitted by this document and becomes the holder of Shares prior to the record date for the new issue of Shares.

8. Special Provisions Applying to Options in Fourth Tranche and Fifth Tranche

8.1 Terms of Options in Fourth Tranche and Fifth Tranche

The terms of this deed apply to Options in the Fourth Tranche and the Fifth Tranche, with the modifications set out in this clause 8.

8.2 Review Date to be used

For Options in the Fourth Tranche or the Fifth Tranche, the Review Date is to be used instead of the Approval Date in applying the definition of "Performance Hurdle".

8.3 Board satisfaction with performance

The board of the Company must on or about the Review Date review the performance of the Grantee and, on the basis of the outcome of that review, must decide whether or not the Grantee should have the benefit of any of the Options in the Fourth Tranche and the Fifth Tranche, and if so, how many. No Option in the Fourth Tranche or the Fifth Tranche may be exercised unless and until the board of the Company resolves that the Grantee should have the benefit of that Option. If no such resolution has been passed in respect of an Option in the Fourth Tranche or the Fifth Tranche before the day which is 1 month after the Review Date, that Option lapses at the end of the day which is 1 month after the Review Date. In making their review, the board may use any performance criteria, which may include target measures of Company performance set by the board.

9. General

9.1 Notices

A notice, consent or other communication from the Company to the Grantee under this document is only effective if it is in writing, signed and either given to the Grantee personally or left at the Grantee's last known residential address.

9.2 Rounding of numbers

If any calculation or adjustment under this deed produces a fraction of a cent or a fraction of a Share, the fraction must (subject to clause 7.1) be eliminated by rounding to the nearest whole number favourable to the Grantee.

9.3 Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

9.4 Assignment

A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this document with the consent of each other party.

9.5 Governing law

This document is governed by the law in force in New South Wales.

9.6 Liability for expenses

Each party must pay its own expenses incurred in negotiating, executing, stamping and registering this document.

9.7 Giving effect to this document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this document.

9.8 Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(a) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c) the exercise of a right does not prevent any further exercise of that right or of any other right.

Appendix A

9.9 Operation of this document

(a) This document and the Service Agreement contain the entire agreement between the parties about their subject matter, and replace any previous understanding, agreement, representation or warranty relating to that subject matter, which has no further effect.

(b) Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.

9.10 Counterparts

This document may be executed in counterparts.

9.11 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

EXECUTED as a deed.

THE COMMON SEAL of GOODMAN FIELDER LIMITED, the fixing of which was witnessed by:

____

Signature of director

____

Name

____

Signature of director/secretary

____

Name

SIGNED, SEALED and DELIVERED by THOMAS PEARSON PARK in the presence of:

____

Signature of party

____

Signature of witness

____

Name

Admission to meeting, voting rights and proxies

- Members who will be attending the meeting are asked to bring the bar-coded Shareholder Admission Card to the meeting to allow for prompt registration.

- Members who are unable to attend the Meeting are encouraged to complete and return the Proxy Form which accompanies this Notice of Meeting. The Proxy Form includes detailed instructions for its completion.

- A Member entitled to attend and vote at the Meeting is entitled to appoint a maximum of two Proxies as the Member's Proxy. The Proxy/Proxies need not be Members of the Company.

- Where two Proxies are appointed, each Proxy must be appointed to represent a specified proportion of the Member's voting rights. In default, if no proportion is stated each Proxy will represent half.

- On a show of hands, only the First Proxy may vote. However, the Proxies will be unable to vote if they have been directed to vote in two different ways.

- The Proxy Form must be signed by the Member or the Member's Attorney.

- If the Member is a corporation, the Proxy Form must be executed in accordance with section 127 of the Corporations Act 2001 (Cth) or its Constitution or by its Attorney/ Representative appointed in writing by the Member.

- If the Proxy Form is executed under Power of Attorney then the Power of Attorney under which it is signed or a notarially certified copy must either have been lodged with the Company or be enclosed with the Proxy Form.

- If a Member which is a corporation chooses to appoint a representative to attend the Meeting on its behalf then such appointment must be executed by the corporation in accordance with section 127 of the Corporations Act 2001 (Cth) or its Constitution or by its Attorney and delivered to an officer of the Company at least 48 hours prior to the commencement of the Meeting.

- To be valid, Proxy Forms must reach the Registered Office of the Company in Sydney, or the Auckland Office of the Company set out at the head of the Proxy Form, not later than 48 hours prior to the time for the commencement of the Meeting. Proxy Forms may be lodged by facsimile transmission to the facsimile numbers set out at the head of the Proxy Form.

- Proxy Forms which are received by the Company after the deadline for the closing of Proxies will be invalid.

- The Company has determined in accordance with section 1109N of the Corporations Act 2001 (Cth) and also in accordance with Clause 8.3A.1 of the SCH Business Rules that, for the purpose of voting at the Meeting, shares will be taken to be held by Members who held them at End of Day for Wednesday, 14th November, 2001.

Directory

GOODMAN FIELDER LIMITED
ACN 000 003 958

FINANCIAL CALENDAR 2001

16 November 2001

Annual General Meeting

PROPOSED TIMETABLE 2002

8 March 2002

Interim result and dividend announcement

22 March 2002

Books close for interim dividend

12 April 2002

Interim dividend paid and statements of Dividend Plan entitlements posted

6 September 2002

Preliminary profit and final dividend announcement

20 September 2002

Books close for final dividend

4 October 2002

Final dividend paid and statements of Dividend Plan entitlements posted

15 November 2002

Annual General Meeting

DISCLOSURE GUIDELINES

The Goodman Fielder Board of Directors has formally endorsed the Best Practice Guidelines issued by the Australasian Investor Relations Association as the written disclosure policy for the company.

The policy provides guidance to shareholders and investors on how the company will fulfil its responsibilities under Listing Rule 3.1 which demands that any information which might have a material effect on the share price should be released to the Australian Stock Exchange immediately. It also provides other information on how the company will handle communications with various parties including stock broking analysts, shareholders and potential investors in the company.

The Board of Directors has subsequently appointed the Company Secretary and Corporate Affairs Director of Goodman Fielder as the communications officers with responsibility for advising the Australian Stock Exchange and the financial market more broadly of any material information.

REGISTERED OFFICE

Goodman Fielder Limited
75 Talavera Road
Macquarie Park NSW 2113 Australia
Telephone: (02) 8874 6000
Facsimile: (02) 8874 6099

COMPANY SECRETARY

Ian Gilmour

INVESTOR RELATIONS

Robert Hadler
Corporate Affairs Director

WEBSITES

Goodman Fielder's website provides up-to-date information on the company as well as email contact details and can be located at http//:www.goodmanfielder.com.au

Goodman Fielder also has available an on-line information centre for the Goodman Fielder brand identity. It is designed to help managers and suppliers use the Goodman Fielder brand in every possible application. Suppliers can visit our site now on www.gfidentity.com

SHARE REGISTRIES

Enquiries concerning particular holdings should be directed to the Principal Registry in Sydney, or the New Zealand Registry in Auckland.

Australia

New South Wales and
Principal Registry

Goodman Fielder Shareholder Liaison Officer
Computershare Investor Services
Level 3, 60 Carrington Street
Sydney NSW 2000

Telephone: (02) 8216 5703
Facsimile: (02) 8234 5088
Freecall: 1800 060 547
(outside Sydney metropolitan area)

New Zealand

Computershare Investor Services
Level 2, 159 Hurstmore Road
Takapuna, North Shore City, New Zealand

Telephone: (09) 488 8700
Facsimile: (09) 488 8787

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